Exhibit 99.1

Date of Issuance 5/11/2021

Decision 21-05-015 May 6, 2021

BEFORE THE PUBLIC UTILITIES COMMISSION OF THE STATE OF CALIFORNIA

In the Matter of the Application of Pacific Gas and Electric Company for Authority to Issue Recovery Bonds for Stress Test Costs Pursuant to Article 5.8 of the California Public Utilities Code. (U39E.)	Application 21-01-004

FINANCING ORDER AUTHORIZING THE ISSUANCE

OF RECOVERY BONDS PURSUANT TO ARTICLE 5.8

OF THE CALIFORNIA PUBLIC UTILITIES CODE

TABLE OF CONTENTS

Title		Page
FINANCING ORDER AUTHORIZING THE ISSUANCE OF RECOVERY BONDS PURSUANT TO ARTICLE 5.8 OF THE CALIFORNIA PUBLIC UTILITIES CODE		1
Summary		1
1.	Background and Procedural History	4
2.	Overview of PG&E’s Application to Issue Recovery Bonds	9
2.1.	Standard for Approval of the Financing Order Application	12
2.2.	Motion to Dismiss	13
2.2.1.	Disposition of Motion to Dismiss	15
2.3.	Parties’ Objections to the Financing Order on Substantive Grounds	17
2.3.1.	Disposition of Parties’ Objections to the Financing Order	19
3.	Approval of the Financing Order	22
3.1.	The Cost and Expenses Identified by PG&E for Recovery in the Application Related to the Catastrophic Wildfires Will be Determined Pursuant to Subdivision (c) of Section 451.2	22
3.2.	The Issuance of Recovery Bonds is Just and Reasonable	23
3.3.	The Issuance of Recovery Bonds is Consistent with Public Interest	23
3.4.	The Recovery of Recovery Costs Through the Designation of the Fixed Recovery Charges, and any FRTAs, and the Issuance of Recovery Bonds Would Reduce, to the Maximum Extent Possible, Rates on a Present Value Basis that Consumers Within PG&E’s Service Territory Would Pay as Compared to the Use of Traditional Utility Financing Mechanisms	24
3.5.	Compliance with Sections 701.5 and 816 et seq.	25
3.6.	Approval of the Recovery Bonds	28
3.7.	Requirement to Employ a Finance Team	28
4.	Description of the Approved Recovery Bonds	31
4.1.	No Recourse to the State	31
4.2.	Up to Three Series of Recovery Bonds	32
4.3.	Authorized Amount of Recovery Bonds	33
4.4.	Receipt of Additional Insurance Proceeds, Tax Benefits, or Other Amounts that Reimburse PG&E for Recovery Costs	33
4.5.	Obligations of Customers to Pay Fixed Recovery Charges	33
4.6.	The Bond Transaction	34
4.7.	Bond Transaction Structure	36
4.8.	Credit Rating Issues	37
4.9.	Bond Issuance Costs	38

- i -

4.10.	Tax Issues	39
4.11.	Use of Bond Proceeds	40
4.12.	Sale of Recovery Bonds	40
5.	Description of the Approved Bond Charges	40
5.1.	Summary of Fixed Recovery Charges	41
5.2.	Benefits to be Addressed in Ratemaking Proceedings	49
5.3.	Consumer Responsibility for Fixed Recovery Charges	50
5.4.	Bill Presentation	51
5.5.	Revenue Accounting	51
5.6.	Billing, Connecting, and Remitting the Fixed Recovery Charges	52
5.7.	Servicing Cash Flows	54
6.	General Order 24-C and Financing Rule	58
7.	Fees	58
8.	Irrevocable Financing Order	60
9.	PG&E’s Written Consent to Be Bound by the Financing Order	61
10.	Rehearing and Judicial Review	61
11.	Comments on Proposed Decision	62
12.	Assignment of Proceeding	62
Findings of Fact		63
Conclusions of Law		71
ORDER		93

Attachments to the Financing Order:

Attachment 1:	Description of Cash Flow Model
Attachment 2:	Form of Issuance Advice Letter
Attachment 3:	Form of Routine True-Up Mechanism Advice Letter
Attachment 4:	Form of Non-Routine True-Up Mechanism Advice Letter
Attachment 5:	Customer Credit True-Up Mechanisms

- ii -

FINANCING ORDER AUTHORIZING THE ISSUANCE

OF RECOVERY BONDS PURSUANT TO ARTICLE 5.8

OF THE CALIFORNIA PUBLIC UTILITIES CODE

Summary

This Financing Order1 grants Application (A.) 21-01-004 (the Application) filed by Pacific Gas and Electric Company (PG&E) for authority under Division 1, Part 1, Chapter 4 Article 5.8 of the California Public Utilities Code2 (Article 5.8) to issue $7.5 billion of Recovery Bonds (Bonds or Recovery Bonds) to fund costs and expenses related to 2017 North Bay Wildfires3 (Catastrophic Wildfire Amounts) and other Financing Costs (as defined in Section 850(b)(4)) associated with issuing the Bonds (Bond Issuance Costs). The Bonds will be issued in up to three series by one or more legally separate special purpose entities (each, an SPE), which will transfer the Bond proceeds to PG&E in a true sale in exchange for PG&E’s right, title and interest in and to nonbypassable rates and other charges established by this Financing Order to be collected from certain existing and future Consumers (as defined herein) in PG&E’s service territory (Fixed Recovery Charges) in amounts sufficient to repay Bond principal, interest and related costs and all rights to obtain adjustments to such Fixed Recovery Charges in accordance with Section 850.1 and this Financing Order (such right, title and interest defined in Section 850(b)(11) as Recovery Property). In addition, PG&E will recover any Fixed Recovery Tax Amounts (FRTAs), which are nonbypassable charges to recover federal and State of California income and franchise taxes associated with Fixed Recovery Charges but are not approved as Financing Costs to be financed from the proceeds of the Recovery Bonds.

[1]	Capitalized terms used but not otherwise defined herein have the meanings given in the Application or in the Stress Test Application, A.20-04-023.
[2]	All statutory references to Sections in this Financing Order are to the California Public Utilities Code unless otherwise indicated.
[3]

The 2017 North Bay Wildfires are described in Exhibit A to the Debtors’ and Shareholder Proponents’ Joint Chapter 11 Plan of Reorganization Dated June 19, 2020, confirmed by the Bankruptcy Court by Order dated June 20, 2020, and which became effective on July 1, 2020, In re PG&E Corporation, No. 19-30088 (Bankr. N.D. Cal. June 19, 2020) ECF No. 8048 (PG&E’s Plan or the Plan).

As a basis for our adoption of this Financing Order, we have coordinated with and relied upon findings in A.20-04-023 determining that $7.5 billion of 2017 Catastrophic Wildfire Amounts are qualifying costs that may be financed through Recovery Bonds pursuant to Public Utilities Code Sections 850 et. seq. The adopted Financing Order generally follows the form offered by PG&E. We have, however, adopted certain modifications, as set forth herein. Most notably, as described in further detail below, we adopt a requirement for a Finance Team to perform an oversight role in connection with the issuance of Recovery Bonds. Also, PG&E’s proposals for establishing a “Customer Credit Trust” have been appropriately addressed in A.20-04-023, as further described below. Pursuant to the terms of California Public Utilities Commission (CPUC or Commission) orders issued in A.20-04-023, PG&E intends to establish a grantor trust (the Customer Credit Trust or Trust), the funds of which PG&E will use to credit affected Consumers (the Customer Credit) in connection with the Fixed Recovery Charges. No aspect of this crediting mechanism, which is designed to comply with requirements stated in Section 3291(b)(1)(D) and Decision 20-05-053, is relevant to the calculation, imposition or revision of Fixed Recovery Charges pursuant to this Financing Order. The Customer Credit Trust, Customer Credits and related mechanics are referenced herein for pragmatic reasons due to the interplay of the Customer Credits and the Fixed Recovery Charges. However, (i) except for the Customer Credit true-up provisions set forth in Attachment 5 and the Customer Credit bill presentation provisions set forth in Section 5.4, all establishment, governance, funding, distribution, liquidation, regulatory authority and other material provisions relating to the Customer Credit Trust and Customer Credits are governed by the terms of CPUC orders issued in A.20-04-023, and (ii) the irrevocability of this Financing Order and the Fixed Recovery Charges shall not be extended to or apply to any aspect of the Customer Credit Trust and Customer Credits (including the Customer Credit bill presentation provisions in Section 5.4 and the requirements set forth in Attachment 5, which are included herein out of necessity and, in the case of the Customer Credit true-up provisions in Attachment 5, to ensure they are consistent with the true-up mechanisms adopted herein for the Fixed Recovery Charges, as specifically contemplated by A.20-04-023).

The Bond principal, interest, and related costs will be recovered via Fixed Recovery Charges. All existing and future Consumers of electricity in the geographic area where PG&E provides electric distribution service as of the date of this Financing Order (Service Territory) will be required to pay the Fixed Recovery Charges and FRTAs, if any, except for those Consumers that are exempt pursuant to Section 850.1(i).

This Financing Order does not become binding until or unless PG&E affirmatively accepts all its terms in compliance with the procedures adopted herein. Pursuant to Section 850.1(e), however, upon the affirmative acceptance by PG&E, the provisions in this Financing Order authorizing the issuance of the Recovery Bonds, the recovery of Bond principal, interest, and certain other Recovery Costs from Consumers, the Fixed Recovery Charges, and the FRTAs are irrevocable.

1.	Background and Procedural History

On September 21, 2018, Governor Brown signed into law Senate Bill (SB) 901, which added Sections 451.1 and 451.2, as well as Division 1, Part 1, Chapter 4, Article 5.8 (commencing with Section 850) of the California Public Utilities Code. Article 5.8 was later amended by Assembly Bill (AB) 1054 and AB 1513.4 Section 451.2 and Article 5.8 authorize the issuance of recovery bonds. PG&E summarized certain relevant provisions of the applicable statutes in its original submission and they are provided, in substantially similar form, for convenience and reference only, with the actual language of the statute being controlling should questions of interpretation arise:

Recovery Bonds Authorized: Subdivision (c) of Section 451.2 allows a utility to apply for a financing order authorizing securitization of the amount of 2017 wildfire costs and expenses disallowed for recovery under Section 451 and subdivision (a) of Section 451.2 but exceeding a threshold set forth in subdivision (b) of that section. Paragraph (1) of Section 850.1, subdivision (a), correspondingly provides that a utility may seek authority to issue recovery bonds for recovery of the amount of costs and expenses determined pursuant to subdivision (c) of Section 451.2. In D.19-06-027, the Commission adopted a methodology for conducting a financial “Stress Test” to implement subdivision (b) of Section 451.2. Procedures to implement section 451.2 and Decision (D.)19-06-027 were conducted in A.20-04-023.

Consumer Benefits: The issuance of the Recovery Bonds and the imposition and collection of Fixed Recovery Charges are authorized if the Commission finds A. the Recovery Costs to be reimbursed from the Recovery Bonds have been found to be just and reasonable or are allocated to the ratepayers pursuant to subdivision (c) of Section 451.2 and B. the issuance of such Recovery Bonds (i) is just and reasonable, (ii) is consistent with the public interest, and (iii) would reduce, to the maximum extent possible, the rates on a present value basis that Consumers would pay as compared to the use of traditional utility financing mechanisms. (Section 850.1(a)(1)(A).) For purposes of this Financing Order, “Consumers” means any individual

[4]

Ch. 626, Stats. 2018 (Senate Bill 901), Ch. 79, Stats 2019 (Assembly Bill 1054). Article 5.8 was later amended by Assembly Bill 1513 and authorizes the issuance of Recovery Bonds. See, Pub. Util. Code §§ 850—850.8.

government body, trust, business entity, or nonprofit organization that consumes electricity that has been transmitted or distributed by means of electric transmission or distribution facilities whether those electric transmission or distribution facilities are owned by the consumer, PG&E or any other party. (Section 850(b)(3).)

Nonbypassable Charges: The Commission can impose nonbypassable Fixed Recovery Charges and FRTAs on Consumers, as needed, to pay principal, interest, taxes, and other Recovery Costs. Except for a limited number of exemptions, these Fixed Recovery Charges and any FRTAs are applicable to all existing and future electric Consumers. (Sections 850(b)(7), (8) and (12), and 850.1(a)—(d).)

Periodic True-Up Adjustments: There shall be periodic true-up adjustments of the Fixed Recovery Charges using the True-Up Mechanism approved in this Financing Order (which shall be made at least annually and may be made more frequently) as necessary to correct for any overcollection or undercollection of the Fixed Recovery Charges authorized by this Financing Order and to otherwise ensure the timely and complete payment and recovery of Recovery Costs over the authorized repayment term.

Adjustments for any FRTAs shall be addressed in an annual Routine True-Up Mechanism Advice Letter.

(Sections 850(b)(13) and 850.1(g).)

Irrevocable Financing Order: The Commission’s financing order authorizing Recovery Bonds, the Fixed Recovery Charges, any FRTAs and amounts recoverable via the nonbypassable charges shall be irrevocable by future Commissions. (Section 850.1(e).)

State Pledge: The State of California pledges and agrees with PG&E, owners of Recovery Property, SPEs and holders of Recovery Bonds that the State shall neither limit nor alter, except as otherwise provided with respect to the periodic true-up adjustment pursuant to subdivision (g) of Section 850.1, the Fixed Recovery Charges, any FRTAs, Recovery Property, this Financing Order or rights under this Financing Order until the Recovery Bonds, together with the interest on the Recovery Bonds and associated Financing Costs, are fully paid and discharged. (Section 850.1(e).)

No Debt or Liability of the State: Neither the State of California, nor any political subdivisions thereof, will be liable for any amounts associated with the Recovery Bonds or the Fixed Recovery Charges, and the State’s credit and taxes shall not be pledged to pay for the Recovery Bonds or associated costs. (Section 850.1(f)(1).)

Current Property Right: Article 5.8 creates a separate and current property right (Recovery Property) representing the right to receive the revenues from the nonbypassable Fixed Recovery Charges, including all rights to obtain adjustments to the Fixed Recovery Charges, and to all revenues, collections, claims, payments, moneys, or proceeds of or arising from the Fixed Recovery Charges. (Sections 850(b)(11), 850.1(e) and (h), 850.3, 850.3(d), (e), and (g), 850.4(a), (c) and (d), and 850.6.)

True Sale of Property Right: Authorizes the transfer of Recovery Property by PG&E to another entity as an “absolute transfer” and “true sale,” provided that the governing documentation expressly states that the transfer is an “absolute transfer” and a “true sale” (Sections 850.1(e), 850.2(c) and 850.4(a).)

Pledge of Property Right as Collateral: Authorizes the pledge of recovery property as collateral for recovery bonds to the extent approved in the pertinent financing orders providing for a security interest in the recovery property for the benefit of Recovery Bond investors. (Sections 850.2(b) and (c).)

On April 30, 2020, PG&E filed an application, A.20-04-023, with the Commission pursuant to Section 451.2 to determine the costs and expenses arising from, or incurred as a result of, catastrophic wildfires with an ignition date in the 2017 calendar year. In its application, PG&E stipulated that all of its costs and expenses associated with 2017 catastrophic wildfires should be deemed “disallowed” and reviewed for cost recovery and eligibility for securitization solely pursuant to the Stress Test Methodology adopted by the Commission to implement Section 451.2(b). In that application, PG&E requested the

Commission to (1) apply the Stress Test Methodology adopted by the Commission in D.19-06-027; and (2) determine that $7.5 billion of costs and expenses associated with 2017 catastrophic wildfires claims costs exceeds the Customer Harm Threshold as defined in that Decision and therefore may be recovered from the issuance of Recovery Bonds pursuant to Section 850.1(a).

Net proceeds from the securitization will be used to pay or reimburse PG&E for the payment of Catastrophic Wildfire Amounts. As a result of the transaction, PG&E will retire $6 billion of temporary utility debt and pay or reimburse the $1.35 billion in cash payments to the Fire Victim Trust.

The July 28, 2020 Scoping Memo and Ruling in A.20-04-023 included issues related to the issuance of a Financing Order to implement the securitization. In A.20-04-023, PG&E expressed its intention, however, to file a subsequent application asking the Commission to approve and issue a Financing Order. PG&E proposed a draft Financing Order as Exhibit 3.1 to Chapter 3, Transaction Overview (M. Becker) in A.20-04-023.

The Proposed Decision of the Assigned Administrative Law Judge (ALJ) in A.20-04-023 was issued on March 23, 2021. As noted therein, PG&E’s proposal for issuance of a Financing Order, as previously referenced in the Scoping Memo in A.20-04-023, was to be addressed in A.21-01-004.

On January 6, 2021, PG&E filed the instant application (A.21-01-004) seeking a Financing Order, as previously contemplated. Accordingly, the financing order issues originally identified in A.20-04-023 are being resolved now in A.21-01-004. As proposed, PG&E asks the Commission to issue a Financing Order for authority pursuant to Article 5.8 of the Public Utilities Code to issue $7.5 billion of Recovery Bonds to fund Catastrophic Wildfire Amounts and Bond Issuance Costs through one or more legally separate SPEs. For purposes of this Financing Order, all references to the SPE shall be applicable to all SPEs that are created to issue any separate series of Recovery Bonds. Notice of A.21-01-004 appeared in the Commission’s Daily Calendar on January 8, 2021.

The following parties filed protests on January 22, 2021: City and County of San Francisco (CCSF); the Public Advocates Office of the California Public Utilities Commission (Cal Advocates); The Utility Reform Network (TURN); and Wild Tree Foundation (Wild Tree). The Agricultural Energy Consumers Association (AECA) served a response to the application, and the following parties filed motions for party status that were subsequently granted: Southern California Edison Company (SCE); the Coalition of California Utility Employees (CUE), and the Official Committee of Pacific Gas and Electric Company Tort Claimants.

PG&E filed a reply to the protests on February 1, 2021.

On January 22, 2021, a notice was issued by the assigned ALJ, setting a prehearing conference (PHC) for February 5, 2021. By ruling on January 25, 2021, the assigned ALJ directed parties to file PHC statements. A Scoping Memo issued on February 24, 2021, which determined that no evidentiary hearing is needed to resolve this proceeding, but parties were permitted to submit additional facts into evidence. On February 25, 2021 TURN, Cal Advocates and Wild Tree submitted additional proposed facts. TURN and Cal Advocates offered into evidence PG&E’s responses to their respective data requests in this proceeding. Wild Tree offered further written testimony from Aaron Rothschild.5 PG&E did not object to the evidence submitted by TURN and Cal Advocates. On the other hand, PG&E did object to the Rothschild Testimony as being in substantial part a conclusory repetition of the testimony Mr. Rothschild

[5]

Wild Tree previously submitted direct and rebuttal testimony from Mr. Rothschild in the Stress Test Application proceeding. See WTF-01 (direct testimony of Mr. Rothschild); WTF-02 (rebuttal testimony of Mr. Rothschild).

submitted in the Stress Test Application proceeding. The Assigned Commissioner’s Scoping Memo ruled that although this proceeding is not consolidated with A.20-04-023, the evidentiary record developed in A.20-04-023 is incorporated to the extent that it has a bearing on issues in A.21-01-004, and that parties may rely upon such record for purposes of the instant proceeding.6 We hereby formally receive into evidence the additional evidentiary material offered by TURN and Cal Advocates on February 25, 2021. We strike the additional testimony offered by Wild Tree for the reasons noted by PG&E.7 Parties filed opening briefs on March 1, 2021, and reply briefs on March 12, 2021. A motion to dismiss was jointly filed by multiple parties on February 10, 2021 and PG&E’s response to the motion were filed on February 17, 2021. We deny the motion to dismiss for the reasons discussed below.

Pursuant to Section 850.1(g), the Commission has 120 days from the date that A.21-01-004 was filed to approve or disapprove the Application. This Financing Order is being issued within the 120-day timeframe.

2.	Overview of PG&E’s Application

to Issue Recovery Bonds

In A.21-01-004, PG&E requests that the Commission issue a Financing Order granting authority under Article 5.8 for one or more legally separate SPEs to issue $7.5 billion of Recovery Bonds in one or more separate series on or prior to a date sought by PG&E of December 31, 2035. The Bonds would be secured by the Recovery Property, and repaid with Fixed Recovery Charges.

[6]	See, Administrative Law Judge Ruling Denying Motion to Consolidate and Incorporating Records, March 29, 2021.
[7]

PG&E March 1, 2021, Opening Brief at 23-24 (duplicative of testimony presented in A.20-04-023 that is already part of the record in this proceeding and not responsive to issues in this proceeding). See, Assigned Commissioner’s Scoping Memo and Ruling, February 24, 2021, at 5-6 (parties may submit “proposed facts that they believe will be required to decide the scoped issues ... to the extent there are facts not already in the record of this proceeding or in the record of A.20-04-023.”).

PG&E proposes that the Recovery Bonds be repaid using a modified mortgage style amortization, with full repayment, to be determined in an issuance advice letter submitted to the Commission after pricing and based on the pro forma example contained in Attachment 2 of this Financing Order (the Issuance Advice Letter). Principal payments may be made at a reduced amount for the first several payment periods.

PG&E offered a form of a Financing Order as Attachment A to the instant application (updated from its earlier version in A.20-04-023 as Exhibit 3.1 dated August 7, 2020). In a redline to its Application Attachment A, PG&E highlighted changes since the August 2020 version.

PG&E asks the Commission to:

(1)	issue the Financing Order in the form included in its Application, which authorizes the issuance of one or more series of Recovery Bonds up to a total principal amount of $7.5 billion;

(2)

determine that the issuance of Recovery Bonds and PG&E’s proposed terms are just and reasonable, consistent with the public interest, and reduce, to the maximum extent possible, the rates on a present value basis that customers would pay as compared to the use of traditional utility financing mechanisms;

(3)	authorize PG&E to impose and collect a nonbypassable Fixed Recovery Charge (FRC) sufficient to cover debt service on the Recovery Bonds as well as costs of servicing the Recovery Bonds;

(4)	approve a true-up mechanism (True-up Mechanism) to allow for adjustment of the Fixed Recovery Charges;

(5)

authorize PG&E to sell or assign its right, title and interest in the Fixed Recovery Charges established by the Financing Order and all rights to obtain adjustments to such Fixed Recovery Charges in accordance with Section 850.1 and the Financing Order (such right, title and interest defined in Section 850(b)(11) as Recovery Property) to one or more financing entities for use in securing the Recovery Bonds;

(6)	authorize PG&E to service the Recovery Bonds on behalf of the financing entities;

(7)	authorize PG&E to establish the Customer Credit Trust[8]

(8)	approve a true-up mechanism that will allow for adjustment of the Customer Credit in conjunction with the True-up Mechanism described above;[9]

(9)

authorize PG&E to impose and collect a nonbypassable Fixed Recovery Tax Amount (FRTA) sufficient to pay federal and state of California income and franchise taxes associated with the Fixed Recovery Charges, but not approved as Financing Costs financed from proceeds of Recovery Bonds, and make annual adjustments to the FRTA pursuant to a True-up Mechanism; and

(10)	approve such further actions necessary for PG&E to carry out the transactions described in its application.

In its Opening Brief, PG&E proposed additional revisions to the specified sections of its Draft Financing Order, asking the Commission to:

•

Add a provision (at 1-6, second paragraph) that to the extent a percentage of the authorized Securitization Amount is not issued until after 2021, a corresponding percentage of the Initial Shareholder Contribution will be postponed until the time of issuance of that subsequent portion of the Securitization;[10]

[8]	This was previously taken up by the Commission in A.20-04-023.
[9]	This is authorized pursuant to Ordering Paragraph 70 and Attachment 5 hereto.
[10]	Customer Credit Trust contributions have been addressed in A.20-04-023.

•	Add a provision stating that PG&E will submit the negotiated form of trust agreement, including the schedule of Trustee fees, via a Tier 2 advice letter;[11]

•	Revise the description of franchise fees, at 1-36 and 1-75 (paragraph 90) to state that it is the FRC net of the Customer Credit (i.e., it is the net revenue).

•

Add a paragraph on page 1-36 of PG&E’s proposed draft stating: “In the event that the Fixed Recovery Charge exceeds the Customer Credit, under the definition of the fixed recovery tax amount in Section 850(b)(8)(FRTA), the FRTA is equal to the amount needed to recover the federal and State of California income and franchise taxes associated with the Fixed Recovery Charges not approved as Financing Costs financed from the proceeds of Recovery Bonds. Such tax liability will be computed on the amount, if any, by which the Fixed Recovery Charge exceeds the Customer Credit after deducting for any Recovery Bond interest portion of the FRC. PG&E will maintain an FRC Balancing Account (FRCBA) that will record those costs and benefits for subsequent recovery from or credit to customers.”

•

Amend the second paragraph under Section 5 on page 1-27 to add a parenthetical as follows: “The new surcharges are identical to those described in A.21-01-004 (except as otherwise specified by the Commission herein) and consistent with Article 5.8.”

PG&E argues that it has satisfied the statutory requirements for approval of the Financing Order to issue securitized bonds, including the requirements of Section 850.1(a)(1)(A).

2.1.	Standard for Approval of the Financing Order Application

Article 5.8 contemplates that the Application should be approved if the following conditions are satisfied:

[11]	The establishment of the Customer Credit Trust has been addressed in A.20-04-023.

1.

The amount of costs and expenses identified by PG&E in A.20-04-023 related to catastrophic wildfires to be reimbursed from the Recovery Bonds are found to be just and reasonable or are allocated to ratepayers pursuant to subdivision (c) of Section 451.2. (Section 850.1(a)(1)(A)(i).)

2.	The issuance of Recovery Bonds, including material terms and conditions of the bonds, is just and reasonable. (Section 850.1(a)(1)(A)(ii)(I).)

3.	The issuance of Recovery Bonds is consistent with the public interest. (Section 850.1(a)(1)(A)(ii)(II).)

4.

The recovery of Recovery Costs (defined herein as (i) the Catastrophic Wildfire Amounts, (ii) federal and State income and franchise taxes associated with recovery of Catastrophic Wildfire Amounts and (iii) Financing Costs) through the designation of the Fixed Recovery Charges and any associated FRTAs, and the issuance of Recovery Bonds, would reduce, to the maximum extent possible, the rates on a present value basis that Consumers within PG&E’s Service Territory would pay as compared with the use of traditional utility financing mechanisms.

(Section 850.1(a)(1)(A)(ii)(III).)

2.2.	Motion to Dismiss

As a basis for ruling on PG&E’s application for a financing order, we have taken into account the objections raised by a number of interested parties. As a threshold matter, we address the Motion to Dismiss A.21-01-004, jointly sponsored by TURN, Wild Tree, CCSF, A4NR, CLECA, and EPUC (Movants).

Movants argue that PG&E’s Financing Order application should be dismissed as prematurely filed and not properly before the Commission. They argue that the application was filed in violation of the requirements of Public Utilities Code Sections 451.2(c) and 850(a)(1)1. Movants believe that the time to apply for a financing order under Section 451.2 and Sections 850 et seq. is only after the Commission has conducted a stress test analysis and resolved whether PG&E has demonstrated that costs are recoverable under Section 451.2. Because at the time of filing A.21-01-004, the stress test determination had not been completed by the Commission, Movants argue that PG&E was not eligible to apply for a financing order at the time of filing.

As argued by Movants, a motion to dismiss is warranted when the “application is procedurally improper because the Applicant has not exhausted the process set forth by the Commission.”12 Here, movants claim that PG&E has not exhausted the process set forth by the Legislature by filing the application for a financing order before a determination on the stress test application. They also argue that Commission adoption of a financing order based upon an application made prior to a decision in A.20-04-023 deprives ratepayers and their advocates their due process right to challenge the decision.

Even if the Commission disagrees with Movants as a matter of law dictated by the relevant statutes, Movants argue that the Commission should still exercise its discretion to dismiss this application to avoid wasting time and Commission and party resources in overseeing and litigating a financing order application if the stress test application is denied.

Movants further argue that dismissal will avoid a requirement to rush the Commission’s decision in the complex securitization case in order to meet the 120-day deadline for a financing order decision.

PG&E filed a response in opposition to the Motion to Dismiss, arguing that Movants’ arguments ignore the Commission’s broad discretion to establish the procedure for consideration of the Financing Order Application. PG&E argues that Movants interpret the statutory language in an ungrammatical way that conflicts with the purpose of the statutory scheme. PG&E contends that

[12]	D.18-11-028 at 4.

expeditious resolution of proceedings to authorize the securitization of disallowed costs which undermine the utility’s financial health is in the interests of customers, as expressed in SB 901. PG&E argues that it would undermine legislative intent to deny the Commission the ability to even consider PG&E’s Financing Order Application filed before a final decision on the Stress Test Application.

This is because Movants’ reading of the statute, according to PG&E, is contrary to SB 901’s goal of protecting ratepayers by expeditiously securitizing stress test costs.

2.2.1. Disposition of Motion to Dismiss

Upon due consideration of parties’ arguments, we deny the motion to dismiss. We find no good cause to dismiss the application, particularly in view of the undue delays that would result in completing PG&E’s securitization. The Commission retains broad discretion to establish a schedule and sequence for considering PG&E’s Financing Order Application. “Subject to statute and due process” limitations, the California Constitution grants the Commission the authority to “establish its own procedures.” Cal. Const., art. XII, § 2.13

In this case, timely disposition of the Financing Order Application under the currently adopted schedule is consistent with statutory and due process limitations. Parties have had due notice of the procedural plan for expediting this application. In A.20-04-023 (the Stress Test Application), filed April 30, 2020, PG&E explained that it would file the Financing Order Application approximately 120 days before the anticipated Commission decision date for the Stress Test Application, to provide time to address the Stress Test Application

[13]

See also D.12-08-046 at 28. “As long as it meets these broad requirements [of constitutional due process], however, this Commission has been granted discretion to establish its own procedures for conducting proceedings.”

and not be constrained by the 120-day statutory time frame for issuance of a decision on the Financing Order Application. The timing of PG&E’s Financing Order Application was again addressed during the December 2020 evidentiary hearings in A.20-04-023. PG&E suggested that the Financing Order Application could be filed on December 16, 2020, in anticipation of a final decision on both applications on April 15, 2021.14 The ALJ stated that “completing both decisions” by April 15 would be challenging, and encouraged PG&E instead to file the Financing Order 120 days before May 6, 2021.15 The subsequent filing of PG&E’s Financing Order application and the current schedule for Commission action upon it is consistent with the ALJ’s statements at the evidentiary hearings. We thus find that parties’ have had adequate notice and opportunity to address the Financing Order Application.

Proceeding with the Financing Application under the current schedule, moreover, is consistent with the statutory intent of SB 901 which established securitization authority for certain wildfire costs to “reduce the bill shock associated with [wildfire] damages,” by “minimiz[ing] borrowing costs in order to qualify for better credit ratings well below the rate available in the marketplace which would otherwise apply to other long-term debt.”16

Accordingly, timely recovery of stress test costs via securitization serves to avoid harming ratepayers. Proceeding with the Financing Order under the current schedule supports that goal. Nothing in the statutes cited by Movants constrains the Commission’s discretion to proceed with the currently effective schedule for resolving the Financing Order Application even though a decision in A.20-04-023 was not finalized prior to the filing of A.21-01-004. Accordingly, the motion to dismiss is denied.

[14]	See, RT at 17:7-23 in A.20-04-023.
[15]	RT at 1338:3-27 in A.20-04-023.
[16]	Senate Rules Committee Analysis (Aug. 31, 2018), at 15, at https://leginfo.legislature.ca.gov/faces/billAnalysisClient.xhtml?bill_id=201720180SB901> [as of February 16, 2021].

2.3.	Parties’ Objections to the Financing Order on Substantive Grounds

Independent from objections in the motion to dismiss, various parties also oppose approval of PG&E’s application on substantive grounds. Citing the evidentiary record in A.20-04-023, and based on briefs filed in A.21-01-004, they claim that PG&E has failed to meet the requirements of Section 451.2 and Section 850.1. TURN and Wild Tree, in particular, took the lead in actively opposing approval of PG&E’s application. EPUC and A4NR also raised objections relating to PG&E’s revenue allocation and rate design proposals, which we address later in the Financing Order.

Wild Tree claims that PG&E has not and cannot meet its burden of proof that it has $7.5 billion of costs from 2017 wildfire claims eligible for securitization under Sections 451.2 and 850, et seq. Wild Tree argues that the Financing Order application is thus not just and reasonable and its approval would be against the public interest.

TURN likewise opposes PG&E’s application and argues that it should be denied. Opposing parties generally contend that PG&E failed to show that it has satisfied the applicable requirements for a securitization, in particular, the requirement to satisfy the “just and reasonable” and “consistent with the public interest requirements” of Section 850.1(a)(1)(A)(ii)(I) and (II).

If the Commission is nevertheless inclined to approve a securitization over TURN’s objections, TURN makes the following recommendations:

•

TURN proposes that PG&E be required to provide a full monthly credit to ratepayers of any servicing and administrative fees paid to PG&E or any other entity that are included in FRCs. TURN recommends that annual Financing Costs (other than PG&E’s servicing fees) be capped at $400,000 per year based on the amounts modeled by PG&E witness Allen in A.20-04-023. PG&E would thereby be required to absorb any costs above this amount, with the opportunity to recover these costs out of any surplus CCT funds shared with PG&E shareholders once all Recovery Bonds have been fully paid.

•

TURN opposes PG&E’s proposal for a Tier 1 Issuance Advice Letter for seeking Commission authorization of the final terms of Recovery Bonds. TURN advocates for instead requiring a Tier 2 Advice Letter with a 20-day period for protests or responses, to afford interested parties a meaningful opportunity to review and comment upon the proposed terms of any bond issuance and any associated financing costs for which Commission approval is sought. TURN proposes that the Issuance Advice Letter should be a Tier 2 advice letter so that any member of the public can submit a response or protest the final terms of the Recovery Bonds.

•

If a securitization is approved in A.20-04-023 on terms that materially differ from the terms reflected in PG&E’s proposed financing order, TURN argues that parties be allowed to present briefs on how PG&E’s proposed financing order needs to change – after the decision in A.20-04-023 is issued.

•

TURN proposes that the Commission should require a Commission Finance Team be established to review and direct changes to any securitized bond issuance and associated transactions prior to any issuance. The Finance Team’s composition and authority should be the same as that authorized in D.20-11-007 and include authority to review and direct changes to the proposed CCT Trustee and CCT Trustee Fees. The Finance Team’s review would supplement, not replace, affording intervenors a meaningful opportunity in a Tier 2 advice letter process to review and comment on the final proposed elements of any bond issuance and CCT Trustee agreement, including any associated financing costs.

2.3.1.	Disposition of Parties’ Objections to the Financing Order

As a starting point for addressing parties’ objections, we note that the objections to the Financing Order are based largely upon disputes resolved in disposition of A.20-04-023. Accordingly, for disposition of parties’ objections, we take note of our order issued in A.20-04-023 (Decision (D.) 21-04-030), which addresses rate neutrality issues in disposition of A.20-04-023. Objections to the issuance of a Financing Order based on rate neutrality concerns are correctly addressed in A.20-04-023.

TURN argues that PG&E has failed to show that ongoing Financing Costs associated with the proposed Securitization are just and reasonable. TURN proposes that the Commission cap ongoing Financing Costs at $400,000 per year based on its assertion that PG&E’s Monte Carlo modeling used $400,000 per year for ongoing Financing Costs other than servicing and administration fees and TURN’s concern that multiple issuances could generate incremental costs of up to $500,000 for each additional series of Recovery Bonds.17

We conclude that a cap is not necessary. As noted by PG&E, its Monte Carlo modeling incorporates high-end estimates, and only amounts that are actually incurred will be recovered through the FRCs. Financing Costs estimates will be provided in the relevant Issuance Advice Letter, and any necessary adjustment to the FRCs to ensure the FRCs are sized appropriately to pay for all actual Financing Costs will be addressed in True-Up Mechanism Advice Letters. Accordingly, we decline to adopt TURN’s proposal for the cap.

[17]	TURN Brief at 10-13.

TURN and Wild Tree argue that lower Bond Issuance Costs would reduce the amount to be securitized. As PG&E explained, Bond Issuance Costs will not be added to the amount to be securitized.18 The $7.5 billion principal amount of the Recovery Bonds will not change based on the final amount of Bond Issuance Costs.

PG&E will include Bond Issuance Costs in the Issuance Advice Letter for transparency and informational purposes only. The reference in PG&E’s Application to “up to” $7.5 billion is to account for potential multiple series of bonds, not because of any potential variances in Bond Issuance Costs.

We also decline to adopt TURN’s proposal to impose a Tier 2 advice letter requirement for the Issuance Advice Letter. Imposing Tier 2 advice letter requirements is unnecessary to protect ratepayers, and could delay or impede the marketing, pricing, and closing of the transaction. Once the Recovery Bonds are priced, the transaction must close within a matter of days. Otherwise, it would have to be re-priced after resolution of the Tier 2 advice letter process and evaluation of market conditions at that subsequent time (requiring another advice letter).

PG&E has proposed to keep the Commission updated throughout the structuring and pricing process to ensure timely final approval of the transaction. In addition, as discussed in further detail below, we have directed that a Finance Team be established to review and approve the material terms of the Recovery Bonds prior to submission of the Issuance Advice Letter. Given these considerations, we conclude that PG&E’s proposal for a Tier 1 Issuance Advice Letter process is reasonable and is adopted.

[18]	See A. 20-04-023: Ex. 3.2 to PGE-03.

We agree with TURN and Wild Tree that a Financing Team should be implemented for purposes of overseeing the Recovery Bond issuance process. We address the details of how this will be implemented in Section 3.7 below.

We have considered TURN’s objections arguing that PG&E fails to satisfy the “consistent with the public interest” requirement due to the administrative burdens involved with multiple new regulatory submissions every year for 30 years. The new submissions include annual Routine True-Up Mechanism Advice Letters to adjust the FRCs and separate annual advice letters to adjust the Customer Credits. In any of the 30 years, additional interim advice letters to adjust the FRCs and Customer Credits may also need to be submitted.

TURN argues that approval of PG&E’s proposal would entail 30 years of burdensome annual (or more frequent) advice letter submissions and ongoing monitoring and auditing of a new balancing account. TURN argues that future Commissions would face potential resource-intensive controversies of an unknown amount and frequency over three decades. To the best of TURN’s knowledge, PG&E’s proposal contains no provision to fund increased ongoing resources that the Commission would need if its application is approved.

We are not persuaded by TURN that the scope of administrative resources required to review and process future regulatory submissions rise to the level that they negate the public interest benefits of approving this Financing Order.

In approving a Finance Team, we have considered the arguments of parties in this regard. In particular, Wild Tree and TURN claim that PG&E’s underwriter does not have a vested interest in maximally reducing the Recovery Bond’s interest rate, that the Commission would only be provided notice of the details of the process but not be engaged in the process, and that PG&E is proposing a process that would not be in keeping with Commission past practice.19 PG&E denies there is any basis for assertions that its underwriters on this transaction would have a conflict of interest. PG&E argues that its proposal with respect to the material terms and conditions of the Recovery Bonds is reasonable, and has been designed in conformance with industry standards to ensure the lowest-cost, highest-rated bonds, targeting the utility securitization market. To that end, PG&E intends to rely upon the advice of experienced professional advisors and underwriters.

In any event, PG&E agrees that its proposal does not preclude the creation of a Finance Team, and PG&E has no objection to a Finance Team if the Commission determines that one should be established. Commission precedent for authorizing the use of such a Finance Team exists.20

Having addressed parties’ substantive objections, we consider next whether PG&E’s proposal conforms to the statutory requirements for approval.

3.	Approval of the Financing Order

As discussed below, we conclude that the instant Financing Order, with the modifications to PG&E’s proposal that we adopt herein, satisfies the requisite statutory requirements for approval.

3.1.	The Cost and Expenses Identified by PG&E for Recovery in the Application Related to the Catastrophic Wildfires Will be Determined Pursuant to Subdivision (c) of Section 451.2

In A.20-04-023, PG&E demonstrated that at least $7.5 billion of its costs and expenses relating to wildfires with an ignition date in 2017 should be allocated pursuant to Section 451.2 and, subsequent to review, should be determined to exceed the threshold as determined by the Stress Test, and therefore constitute catastrophic wildfire amounts that may be recovered by issuing the Recovery Bonds, and this question is determined by the results of that proceeding.

[19]	Here, we expressly note D.20-11-007 (SCE’s Financing Order) and D.04-11-015 (our earlier Financing Order decision for a similar utility bond securitization).
[20]	Most recently, we authorized such action in D.20-11-007 (in approving a Financing Order for SCE, the SCE Securitization Decision) and earlier in D.04-11-015.

3.2.	The Issuance of Recovery Bonds is Just and Reasonable

The issuance of Recovery Bonds is just and reasonable because the material terms and conditions of the Recovery Bonds, including without limitation, interest rates, rating, maturity, and the imposition and collection of Fixed Recovery Charges described in detail in Chapter 3 of A.20-04-023, are designed in conformance with industry standards to ensure the lowest-cost, highest-rated bonds, targeting the utility securitization market described in Chapter 2 of A.20-04-023. In addition, after issuance of this Financing Order, the Commission staff will review the complete terms and conditions of the Recovery Bonds in any Issuance Advice Letter. PG&E will provide a Customer Credit pursuant to the terms of CPUC orders issued in A.20-04-023 that is expected to equal the Fixed Recovery Charges in each billing period such that Consumers will not pay any net charges related to the Recovery Bonds.

3.3.	The Issuance of Recovery Bonds is Consistent with Public Interest

For the reasons mentioned above, including determinations made in A.20-04-023 regarding the appropriateness of allocating certain costs to ratepayers via Recovery Bonds, the issuance of Recovery Bonds as described in this Financing Order, including all material terms and conditions of the Recovery Bonds, including without limitation, interest rates, rating, maturity, and the imposition and collection of Fixed Recovery Charges, is consistent with the public interest.

3.4.

The Recovery of Recovery Costs Through the Designation of the Fixed Recovery Charges, and any FRTAs, and the Issuance of Recovery Bonds Would Reduce, to the Maximum Extent Possible, Rates on a Present Value Basis that Consumers Within PG&E’s Service Territory Would Pay as Compared to the Use of Traditional Utility Financing Mechanisms

PG&E has demonstrated that recovery of Recovery Costs through the designation of the Fixed Recovery Charges, and any FRTAs, and the issuance of Recovery Bonds would reduce, to the maximum extent possible, rates on a present value basis that Consumers within PG&E’s Service Territory would pay as compared to the use of traditional utility financing mechanisms. As described in Chapter 7 of A.20-04-023, issuance of the Recovery Bonds would reduce Consumer rates by approximately $4.2 billion on a present value basis as compared to traditional utility financing of the Catastrophic Wildfire Amounts.21

Importantly, as described in more detail below, we are directing a Finance Team be created and it will, at the appropriate time (necessarily after this Financing Order has issued) be responsible for review and approval of the material terms and structure of the Recovery Bonds as described in this Financing Order. The Finance Team’s review and approval of each Recovery Bond series will be evidenced by a letter from the Finance Team to PG&E delivered on or before the date of the pricing of the relevant Recovery Bonds. Approval of the Finance Team will be required in order to meet the statutory requirement set forth in § 850.1(a)(1)(A)(ii)(III).22

[21]

$4.2 billion of present value savings reflects a strict reading of the requirements of the statute, which are not reflective of the facts and circumstances of this situation given PG&E’s pledge not to recover such amounts. However, we believe this structure maximizes net present value (NPV) savings to the maximum extent possible under the existing circumstances in addition to meeting the strict statutory requirements.

[22]

We reject arguments put forth by intervenors (see, e.g., TURN Opening Comments at 3-4, Wild Tree Opening Comments at 6-7) that would have us reject all Section 451.2 costs pursuant to Section 850.1(a)(1)(A)(ii)(III). Intervenors erroneous interpretation of the statute fails to parse the statutory language with respect to utility financing mechanisms. Further, we have interpreted the statutory provisions here in the same manner we did in the SCE Securitization Decision, D.20-11-007 at 43 and n.28, and have previously determined PG&E may apply to securitize these costs, D.20-05-053 at 75, D.21-04-030 at 20, 84-85 (FOF 6 and 11)

3.5.	Compliance with Sections 701.5 and 816 et seq.

The fourth condition that must be satisfied is set forth in Section 850.2(f), which states, in relevant part, as follows:

The approval by the commission in a financing order of . . . recovery bonds shall include the approvals, if any, as may be required by Article 5 (commencing with Section 816) and Section 701.5. Section 851 is not applicable to the transfer or pledge of recovery property, the issuance of recovery bonds, or related transactions approved in a financing order.

We interpret Section 850.2(f) as requiring this Financing Order to include the approvals, if any, as may be required by Sections 701.5 and 816, et seq. and that Section 851 is inapplicable to the transaction, including PG&E’s sale of Recovery Property. Sections 701.5 and 816, et seq. state, in relevant part, as follows:

Section 701.5: [N]o electrical, gas, or telephone corporation, whose rates are set by the commission on a cost-of-service basis, shall issue any bond, note, lien, guarantee, or indebtedness of any kind pledging the utility assets or credit for or on behalf of any subsidiary or affiliate. The commission may, however, authorize an electrical, gas, or telephone corporation to issue any bond, note, lien, guarantee, or indebtedness pledging the utility assets or credit [f]or or on behalf of a subsidiary or affiliate if it engages in activities which support the electric, gas, or telephone corporation in its operations or service, these activities are, or will be, regulated either by the commission or a comparable federal agency, and the issuance of the bond, note, lien, guarantee, or indebtedness is specifically approved in advance by the commission.

Section 817: A public utility may issue bonds, notes, and other evidence of indebtedness payable at periods of more than 12 months after the date thereof, for any of the following purposes and no others [f]or the discharge or lawful refunding of its obligations[;] [f]or the reorganization or readjustment of its indebtedness or capitalization upon a merger, consolidation, or other reorganization[;] [f]or the retirement of or in exchange for one or more outstanding stocks or stock certificates or other evidence of interest or ownership of such public utility, or bonds, notes, or other evidence of indebtedness of such public utility, with or without the payment of cash[;] [f]or the reimbursement of moneys actually expended from income or from any other money in the treasury of the public utility not secured by or obtained from the issue of stocks or stock certificates or other evidence of interest or ownership, or bonds, notes, or other evidences of indebtedness of the public utility, for any of the aforesaid purposes except maintenance of service and replacements . . . .

Section 818: No public utility may issue [debt] . . . unless it shall first have secured from the commission an order authorizing the issue, stating the amount thereof and the purposes to which the . . . proceeds thereof are to be applied, and that, in the opinion of the commission, the money, property, or labor to be procured or paid for by the issue is reasonably required for the purposes specified in the order, and that such purposes are not, in whole or in part, reasonably chargeable to operating expenses or to income.

Section 823(d): No note payable at a period of not more than 12 months after the date of issuance of such note shall, in whole or in part, be refunded by any issue of stocks or stock certificates or other evidence of interest or ownership, or of bonds, notes of any term or character, or any other evidence of indebtedness, without the consent of the commission.

We conclude that the Recovery Bonds do not require the Commission’s approval pursuant to Section 701.5, as PG&E will not “issue any bond, note, lien, guarantee, or indebtedness of any kind pledging the utility assets or credit for or on behalf of any subsidiary or affiliate.” Rather, each SPE, which will not be an electrical, gas, or telephone corporation, will issue the Recovery Bonds, and the Bond investors will have no recourse to PG&E. The Bonds will be secured by Recovery Property, and it will be the Commission’s duty under Article 5.8 to set the Fixed Recovery Charges at a level sufficient to make timely payments of the principal and interest on the Recovery Bonds, and certain other Financing Costs identified, infra.

Similarly, we conclude that Sections 817 and 818 are inapplicable to the Recovery Bonds. Those provisions apply to the issuance of long-term debt by a public utility, but the Recovery Bonds will be issued by the SPE, not PG&E as a public utility. However, even if Sections 817 and 818 were to apply, the Recovery Bonds are consistent with their requirements. With respect to Section 817, the Recovery Bonds approved by this Financing Order comply with Section 817(d), (f), (g) and (h). Proceeds from the issuance of the Recovery Bonds will be used by the SPE to purchase Recovery Property from PG&E and pay certain other Bond Issuance Costs. PG&E will then use the proceeds from the sale of the Recovery Property to pay or to reimburse PG&E for the payment of Catastrophic Wildfire Amounts. Catastrophic Wildfire Amounts were paid pursuant to PG&E’s Plan and related agreements in order for PG&E to emerge from Chapter 11. Some of these costs and expenses were financed with $6 billion in temporary utility debt before the issuance of Recovery Bonds. As a result of the transaction, PG&E will retire the $6 billion of temporary utility debt and pay or reimburse the $1.35 billion in cash payments to the Fire Victim Trust. A fundamental purpose of the Recovery Bonds is to allow PG&E to retire the temporary utility debt that helped enable PG&E to reorganize and emerge from bankruptcy. Section 817(f) provides that the Commission may authorize a utility to issue debt for the “readjustment of its indebtedness or capitalization upon a merger, consolidation, or other reorganization.” Similarly, Section 817 also authorizes the issuance of debt for the discharge or lawful refunding of a utility’s obligations (Section

817(d)); for the retirement of or in exchange for existing debt (Section 817(g)); and for the reimbursement of moneys actually expended from income or from a utility’s treasury for other statutory purposes except maintenance of service and replacements (Section 817(h)). Therefore, the Recovery Bonds comply with Sections 817(d), (f), (g) and (h). The Bond transaction also complies with Section 818 because the purpose of issuing the Recovery Bonds is to support PG&E’s path to an investment-grade issuer credit rating, and this purpose is in the public interest and not reasonably chargeable to operating expenses or income. In addition, to the extent the temporary utility debt constitutes short-term debt within the meaning of Section 823(d), PG&E should be authorized to retire that debt in connection with the issuance of the Recovery Bonds.

3.6.	Approval of the Recovery Bonds

We conclude for the previously stated reasons that the Recovery Bonds proposed by PG&E in A.21-01-004 satisfy all the conditions for approval established by Article 5.8. Because issuance of the Recovery Bonds will provide demonstrated benefits to PG&E’s Consumers, we will authorize the issuance of Recovery Bonds.

3.7.	Requirement to Employ a Finance Team

The task of ensuring the sale of Recovery Bonds issued pursuant to this Financing Order so as to reduce rates on a present value basis to the maximum extent possible compared to the use of traditional utility financing mechanisms requires a process that is optimized for transparency and in line with best practices. For these reasons, we approve the creation of a Finance Team.

Prior to the issuance of each series of Recovery Bonds, each Recovery Bond series and the associated Recovery Bond transactions shall be reviewed and approved by the Commission’s Finance Team consisting of the Commission’s General Counsel, the Director of the Energy Division, other Commission staff, outside bond counsel, and any other outside experts that the Finance Team deems necessary. The other outside expertise may include, for example, independent legal counsel and an independent financial advisor to assist the Finance Team in overseeing and reviewing the issuance of a series of Recovery Bonds. Any costs incurred by the Finance Team in connection with its review and approval of a series of Recovery Bonds shall be treated as a Bond Issuance Cost. The purpose of the Finance Team is to provide oversight over the structuring, marketing, and pricing of each Recovery Bond transaction and to review and approve the material terms of such transaction in light of the goal to reduce rates on a present value basis to the maximum extent possible pursuant to AB 1054’s directives.

In a pre-issuance review process, the Finance Team will have the right to review all material terms of the Recovery Bonds and other items the Finance Team determines are appropriate to perform its role, which may include, without limitation, (1) the underwriter and syndication group size, selection process, participants, allocations, and economics; (2) the structure of the Recovery Bonds; (3) the Recovery Bonds’ credit rating agency application; (4) the underwriters’ preparation, marketing, and syndication of the Recovery Bonds; (5) the pricing of the Recovery Bonds and certifications provided by PG&E and the lead left underwriter(s) regarding pricing; (6) all associated Recovery Bond costs (including Bond Issuance Costs and other Financing Costs), servicing and administrative fees and associated crediting, (7) maturities, (8) reporting templates, (9) the amount of PG&E’s equity contribution to the related SPE, (10) overcollateralization and other credit enhancements and (11) the initial calculation of the related Fixed Recovery Charges. The foregoing and other items may be reviewed during the entire course of the Finance Team’s process. We expect PG&E will resolve material terms and structuring issues with the

Finance Team prior to commencing marketing (subject to any modifications required as a result of such marketing process). This pre-issuance review process is intended to create Recovery Bonds with material terms that can meet the statutory requirements; in particular, that the Recovery Bonds reduce on a present value basis to the maximum extent possible, the rates that Consumers would pay as compared to the use of traditional utility financing mechanisms. The Finance Team’s review will continue until the related Issuance Advice Letter becomes effective as described below. The Finance Team has the ability to be included and participate in all calls, meetings, e-mails, and other communications relating to the structuring, marketing, pricing and issuance of each series of Recovery Bonds.

The Finance Team’s pre-issuance review and approval of the material terms and structure of a series of Recovery Bonds will be evidenced by a letter from the Finance Team to PG&E delivered on or before the date of the pricing of the relevant Recovery Bonds. PG&E shall also be required to include such letter as an attachment to the Issuance Advice Letter relating to such series of Recovery Bonds. Such approval letter shall be a condition precedent to the issuance of such series of Recovery Bonds.

However, this approach does not obviate the requirement for PG&E to describe the final structure and terms of the Recovery Bonds in an Issuance Advice Letter submitted to the Commission and subject to the Commission staff’s review and ability to reject the Issuance Advice Letter, i.e., with four business days’ notice and the Commission staff’s opportunity to halt the sale. While the Finance Team will review the process by which PG&E determines the final structure and terms of the Recovery Bonds preceding and during its marketing efforts and consultations with rating agencies, the final structure and terms of the Recovery Bonds should be described in detail in the Issuance Advice Letter submitted to the Commission and subject to the Commission staff’s review and ability to reject the Issuance Advice Letter, and otherwise the sale would automatically proceed.

4.	Description of the Approved Recovery Bonds

We next describe the Recovery Bonds authorized by this Financing Order. The authorized Bonds are identical to those described in the form of the Financing Order included with A.21-01-004 (except as otherwise identified by the Commission herein) and consistent with Article 5.8. Where appropriate, we adopt additional conditions and restrictions applicable to the Bonds.23

4.1.	No Recourse to the State

Pursuant to Section 850.1(f)(1), the Recovery Bonds authorized by this Financing Order do not constitute a debt or liability of the State of California or any political subdivision thereof; nor do the Bonds constitute a pledge of the full faith and credit of the State or any political subdivisions. In addition, pursuant to Section 850.1(f)(2), the issuance of the Recovery Bonds shall not directly, indirectly, or contingently obligate the State or any political subdivision to levy or to pledge any form of taxation to pay any obligations associated with the Bonds or to make any appropriations for their payment.

As required by Section 850.1(f), all Recovery Bonds shall have written on them a statement to the following effect: “Neither the full faith and credit nor the taxing power of the State of California is pledged to the payment of the principal of, or interest on, this bond.”

[23]	As noted above, the terms Recovery Bonds and Bonds are used interchangeably throughout to describe the bonds authorized by this Financing Order.

4.2.	Up to Three Series of Recovery Bonds

Depending on market conditions at the time, the Recovery Bonds may be issued in up to three series on or prior to December 31, 2022. This time frame is consistent with the public interest and the time frame contemplated by A.20-04-023 to put PG&E on a path to investment grade credit ratings. This result does not preclude PG&E from seeking additional Financing Orders if required to complete the securitization transactions contemplated in A.20-04-023. This Financing Order authorizes up to three series of Recovery Bonds. Each series of Recovery Bonds will be subject to a separate issuance approval process, including a separate Issuance Advice Letter, separate Finance Team review and approval process and separate PG&E and lead left underwriter(s) certification requirement.

To attract a broad range of investors, each series of Recovery Bonds may be divided into several tranches. Each tranche may have a different scheduled final payment date and legal maturity date. PG&E and the SPE shall select the final number, type, and size of bond tranches to reduce, to the maximum extent possible, the rates on a present value basis that PG&E’s Consumers will pay compared to traditional utility financing mechanisms.

The latest maturing tranche of Recovery Bonds shall have a scheduled final payment date of approximately 30 years from the date of issuance, and a legal maturity of approximately 32 years from date of issuance. PG&E states that a legal maturity longer than the scheduled final payment date is a standard feature that allows for delays in scheduled principal payments due to variations in the cash flows from the Recovery Property.

The Recovery Bonds may have fixed or floating interest rates as determined at the time of issuance to provide lower all-in cost of Bonds. In the event the Recovery Bonds have floating interest rates, the SPE will convert any floating rate to a synthetic fixed rate with interest-rate swaps so Consumers will not have significant floating-rate risk. The interest costs recovered in the rates shall be based on the resulting synthetic fixed rate. We authorize floating-rate

Bonds only if the all-in cost of the Bonds, including the cost of creating a synthetic fixed rate, is less than what would have been available had these Bonds been issued with comparable maturities in the fixed-rate market and if the swap does not reduce in any way the overall credit rating for the Recovery Bonds. Finally, PG&E has agreed to comply with the conditions and restrictions set forth in D.12-06-015 and reporting pursuant to GO 24-C (described below) with respect to the Recovery Bonds and any interest-rate swaps in connection therewith.

4.3.	Authorized Amount of Recovery Bonds

The Commission authorizes the issuance of Recovery Bonds in an aggregate principal amount of up to $7.5 billion to fund Catastrophic Wildfire Amounts and Bond Issuance Costs (in each case subject to Finance Team review and approval and Commission staff review of the Issuance Advice Letter).

4.4.	Receipt of Additional Insurance Proceeds, Tax Benefits, or Other Amounts that Reimburse PG&E for Recovery Costs

The Recovery Costs will include $7.5 billion of costs associated with Catastrophic Wildfire Amounts and Bond Issuance Costs. PG&E has already accounted for all applicable insurance proceeds in calculating the Catastrophic Wildfire Amounts.

4.5.	Obligations of Customers to Pay Fixed Recovery Charges

PG&E’s failures to pay the Customer Credit pursuant to the CPUC orders issued in A.20-04-023 shall not change the obligations of Consumers to pay Fixed Recovery Charges. In accordance with Section 850.1(e) the Commission shall not rescind, amend or alter the financing order, or otherwise revalue or revise for ratemaking purposes the recovery costs or the costs of recovering, financing, or refinancing the recovery costs, in any way to reduce or impair the value of

Recovery Property, including by either directly or indirectly taking Fixed Recovery Charges into account when setting other rates for PG&E. Finally, PG&E’s failure to pay the Customer Credit pursuant to the CPUC orders issued in A.20-04-023 shall not impair the characterization of the sale, assignment, or transfer of the recovery property to the SPE as an absolute transfer and true sale or affect or impair the SPE’s ownership of the Recovery Property or the SPE’s separateness from PG&E and PG&E Corporation.

4.6.	The Bond Transaction

In accordance with Article 5.8, the Recovery Bonds will be issued by one or more SPEs owned by PG&E.24 For purposes of this Financing Order, the description of the Bond transaction shall apply to each SPE established to issue a particular series of Recovery Bonds. The Bonds will be secured by “Recovery Property,” which Section 850(b)(11) defines as the right, title and interest of PG&E: (i) in and to Fixed Recovery Charges, including all rights to obtain adjustments to Fixed Recovery Charges in accordance with Article 5.8 and this Financing Order, and (ii) to be paid the amount that is determined in this Financing Order to be the amount that PG&E is lawfully entitled to receive pursuant to the provisions of Article 5.8 and the proceeds thereof, and in and to all revenues, collections, claims, payments, moneys, or proceeds of or arising from the Fixed Recovery Charges. Article 5.8 requires the Commission to set these rates at a level that provides sufficient funds to make timely payments of Bond principal, interest, and other “Financing Costs.”25

[24]

Article 5.8 authorizes the use of one or more subsidiary SPEs to issue the Recovery Bonds. See, e.g., §§ 850(b)(5), 850.2(a) and (b), 850.4(a), (b), (c) contemplate that the Recovery Bonds will be issued by one or more SPEs.

[25]	§ 850.1(e). The definition of “Financing Costs” is set forth in Section 850(b)(4).

PG&E shall transfer the Recovery Property via a true sale and absolute transfer to an SPE that, notwithstanding any PG&E obligation to pay the Customer Credit, is legally separate and bankruptcy remote from PG&E. For the avoidance of doubt, any failure by PG&E to pay the Customer Credit or any failure by PG&E to provide the Initial Shareholder Contribution, Additional Shareholder Contribution or any other voluntary or required contribution to the Customer Credit Trust pursuant to the CPUC orders issued in A.20-04-023 shall not affect or impair the SPE’s ownership of the Recovery Property. This ensures that if PG&E ever becomes bankrupt, the Recovery Property will not be included in PG&E’s bankruptcy estate. Rather, the revenues from the Recovery Property will continue to be available to pay the debt service on the Recovery Bonds.

The Recovery Bonds will be issued under an indenture and administered by a Bond Trustee. The Recovery Property as well as all other rights and assets of the SPE (Bond Collateral) will be pledged to the Bond Trustee for the benefit of the holders of the Recovery Bonds and to secure payment of debt service and other Financing Costs.

PG&E shall contribute equity to the SPE in an appropriate and legally necessary amount. Such proceeds will be pledged as Bond Collateral to secure the Recovery Bonds and will be deposited into an account held by the Bond Trustee. This equity contribution is a requirement of the Internal Revenue Service (IRS) in order to characterize the Recovery Bonds as obligations of PG&E for federal income tax purposes.26

[26]	See, IRS Rev. Proc. 2005-62, available at: http://www.irs.gov/pub/irs-drop/rp-05-62.pdf (as of April 1, 2021).

To fund the acquisition of the Recovery Property, the SPE will issue Recovery Bonds to investors. The Bonds will be secured by the Bond Collateral held by the Bond Trustee. Holders of Recovery Bonds secured by this Bond Collateral may exercise all remedies pursuant to this security interest if there is a default. The proceeds (net of Bond Issuance Costs) from the Recovery Bonds will be transferred from the SPE to PG&E as payment of the purchase price for the Recovery Property.

The Commission shall have full access to the books and records of the SPE. PG&E shall not make any profit from the SPE; provided that, PG&E should be permitted to receive a rate of return on its equity contribution equal to the weighted average interest rate on the Recovery Bonds, which should be payable as a Financing Cost from the Fixed Recovery Charges and be distributed to PG&E on each Bond payment date, after payment of debt service on the Recovery Bond and other Financing Costs on such date. PG&E shall credit electric Consumers the amount of this rate of return on its equity contribution paid to PG&E regardless of the balance of the Customer Credit Trust.

4.7.	Bond Transaction Structure

The following diagram illustrates the Bond transaction structure approved by this Financing Order:

4.8.	Credit Rating Issues

To obtain the highest possible credit ratings, the SPE and its assets, including the Recovery Property, must be legally separate from PG&E’s bankruptcy estate. To ensure legal separation, the SPE shall: (1) include one or more independent members on its board of directors or managing members in the case of a corporation or a limited liability company, or an independent trustee in the case of a trust; (2) restrict its ability to declare bankruptcy or to engage in corporate reorganizations; and (3) limit its activities to those related to acquiring and owning the Recovery Property and issuing and paying the Recovery Bonds.

In connection with the transaction, PG&E will provide to the credit rating agencies an opinion from its legal counsel that: (1) the transfer of the Recovery Property from PG&E to the SPE constitutes a “true sale” for bankruptcy purposes, and (2) the SPE will not be substantively consolidated with PG&E for bankruptcy purposes. This legal opinion will provide assurance to the credit rating agencies that the SPE’s assets (including Recovery Property) will not be part of PG&E’s bankruptcy estate, and thus not be available to creditors, should PG&E subsequently commence bankruptcy.

The SPE may obtain credit enhancements for the Recovery Bonds in the form of an overcollateralization subaccount if the credit rating agencies require overcollateralization to receive the highest possible credit rating on the Bonds or the all-in cost of the Bonds with the overcollateralization is less than without. 27 The required amount of overcollateralization, if any, may be collected via the Fixed Recovery Charges. Absent extraordinary circumstances, PG&E does not anticipate being required by the credit rating agencies to establish an overcollateralization subaccount, but to the extent such an account is required, the exact amount and timing of its collection via the Fixed Recovery Charges will be determined before each series of Bonds is issued.

[27]

To overcollateralize the Bonds means to secure them with Recovery Property or other assets in an amount larger than the total principal amount of the Bonds. Overcollateralization provides further assurance that bondholders will receive all principal and interest due them.

The overcollateralization requirement, if any, would be sized based upon input from the rating agencies indicating the amount necessary to achieve the highest possible credit rating.

Any overcollateralization collected from Consumers in excess of total debt service and other Financing Costs will be the property of the SPE. Upon payment of the principal amount of all Recovery Bonds and the discharge of all Financing Costs, all funds then held by the SPE (except the amount of PG&E’s equity contribution on deposit in the capital subaccount) shall be returned to PG&E to be credited to Consumers through normal rate making processes.

PG&E may also obtain the following types of credit enhancements, but only if required by the rating agencies to achieve the highest possible credit rating on the Recovery Bonds or if the all-in cost of the Recovery Bonds with these other credit enhancements is less than without the enhancements: bond insurance, letters of credit, and similar instruments. In addition, the equity contribution held by the Bond Trustee will be available as a credit enhancement. If the equity contribution is drawn upon, it may be replenished from future Fixed Recovery Charges. Investment earnings on the equity contribution will also be available to pay for Bond principal, interest, fees and expenses.

4.9.	Bond Issuance Costs

PG&E estimates the Bond Issuance Costs to be between $36 million and $57 million (excluding Finance Team expenses). An itemization of the estimated Bond Issuance Costs is provided in the following table.

Estimated Bond Issuance Costs[28]
Underwriter Fees and Expenses	$26,500,000 – 41,250,000
Legal Fees and Expenses	5,000,000 – 7,000,000
Securities and Exchange Commission (SEC) RegistrationFees[1]	973,500
Rating Agency Fees	1,650,000 – 3,000,000
Accounting Fees and Expenses	50,000 – 250,000
Section 1904 Fees[2]	756,000
Printing/Edgarizing Costs	45,000 – 85,000
Bond Trustee Fees and Expenses	50,000 – 150,000
Original Issue Discount	TBD
PG&E’s Advisory Fee	750,000 – 1,600,000
Miscellaneous	200,000 – 500,000
Commission’s Costs and Expenses	500,000 – 1,600,000
Total	$36,474,500 – 57,164,500
Note 1: Calculated at current SEC registration rate of $129.80 per $1,000,000
Note 2: Section 1904 Fees computed by today’s Order.

4.10.	Tax Issues

The authorized Bond transaction will be structured to be a “Qualifying Securitization” pursuant to IRS Revenue Procedure 2005-62 to achieve two important tax objectives. First, to lower overall taxes, the SPE will be treated as part of PG&E for federal income tax purposes, and not as a separate entity responsible for paying its own taxes. Second, to avoid an immediate taxable gain when PG&E transfers the Recovery Property to the SPE, the transfer will not be treated as a sale for federal income tax purposes. Instead, the Recovery Bonds will be treated as PG&E’s own debt for federal income tax purposes. The Bond transaction will be legally separate and distinct from the Customer Credit, and therefore the Customer Credit should be legally irrelevant to the Bond transaction’s status as a “Qualifying Securitization.” As materially relevant to the Bond transaction, California income and franchise tax law generally conforms to U.S. federal income tax law, including, but not limited to, IRS Revenue Procedure 2005-62.

[28]	This assumes one issuance of Recovery Bonds. Actual costs for each issuance shall be included in the Issuance Advice Letter for the relevant series.

This Financing Order authorizes PG&E to structure the Bond transaction to meet the elements of a “Qualifying Securitization” pursuant to IRS Revenue Procedure 2005-62 such that:

(1)

each SPE shall be a wholly owned subsidiary of PG&E capitalized with an equity interest as deemed appropriate and legally necessary by the Finance Team; (2) the Recovery Bonds shall be secured by the Recovery Property; (3) the Fixed Recovery Charges shall be nonbypassable and payable by Consumers within PG&E’s Service Territory; and (4) payments on the Recovery Bonds shall be on a semiannual basis except for the initial payment period which may be shorter or longer.

4.11.	Use of Bond Proceeds

This Financing Order directs PG&E to use the proceeds from the sale of the Recovery Property to pay or reimburse PG&E for the payment of costs and expenses relating to catastrophic wildfires ignited in 2017.

4.12.	Sale of Recovery Bonds

PG&E has proposed that each series of Recovery Bonds be sold pursuant to an underwriting agreement with one or more underwriters in a negotiated offering, which shall be subject to this Financing Order’s discussions regarding the Finance Team and Issuance Advice Letter.

5.	Description of the Approved Bond Charges

Article 5.8 authorizes PG&E to recover Bond principal, interest, associated taxes, franchise fees, or license fees imposed on Fixed Recovery Charges, and other Recovery Costs via the Fixed Recovery Charges, and to the extent applicable, the FRTAs. This Financing Order authorizes PG&E to implement Fixed Recovery Charges.

We next describe the Fixed Recovery Charges. The new surcharges are identical to those described in the form of financing order included with A.21-01-004 (except as otherwise specified by the Commission herein) and consistent with Article 5.8. Where appropriate, we adopt additional conditions and restrictions applicable to the Fixed Recovery Charges.

5.1.	Summary of Fixed Recovery Charges

The purpose of the Fixed Recovery Charges authorized by this Financing Order is to recover the following Recovery Costs associated with the Recovery Bonds:

1.	Principal, interest, and any redemption premiums that are payable on Recovery Bonds;

2.	Payments required under an ancillary agreement, including related to interest-rate swaps, if any;

3.	Credit enhancements;

4.

Costs related to issuing and servicing Recovery Bonds or the application for the Financing Order, including without limitation, servicing fees and expenses, legal fees and expenses, accounting fees, administration fees, underwriting and placement fees, financial advisory fees, original issue discount, capitalized interest, rating agency fees, and any other related costs that are approved for recovery in the Financing Order;

5.	Amounts required to fund or replenish capital subaccounts or other accounts or subaccounts

6.	established under an indenture, ancillary agreements, or other financing documents relating to the Recovery Bonds;

7.	Bond Trustee fees and other Bond costs incurred by the Bond Trustee and the SPE;

8.	License fees imposed on, or associated with recovery of, Fixed Recovery Charges, and

9.	Approved Bond Issuance Costs not funded with Bond proceeds.

In addition to Fixed Recovery Charges but without duplication, PG&E shall be permitted to recover any FRTAs for federal and State of California income and franchise taxes associated with the Fixed Recovery Charges not approved as Financing Costs financed from the proceeds of Recovery Bonds.29

Each series of Recovery Bonds will have its own Fixed Recovery Charges, and, to the extent applicable, FRTAs. All of the revenues from Fixed Recovery Charges will be transferred to a Bond Trustee for the benefit of the SPE, to be applied against the repayment for that series of Bonds in accordance with the related indenture.

Except for those Consumers exempt pursuant to Section 850.1(i), the Fixed Recovery Charges and any FRTAs will be paid by existing and future electric Consumers in PG&E’s Service Territory. Pursuant to Article 5.8, the Fixed Recovery Charges and any FRTAs will be both irrevocable and nonbypassable, which assures Bond investors that the Fixed Recovery Charges will not be interrupted, eliminated, or avoided by Consumers in PG&E’s Service Territory.

To implement the Fixed Recovery Charge for each series of Recovery Bonds, PG&E shall submit an Issuance Advice Letter no later than one business day after the Bonds are priced. The Issuance Advice Letter will include the final issuance details and a request that the Fixed Recovery Charges be set based on the actual amount and price of the Recovery Bonds. To determine the Fixed Recovery Charges, the Issuance Advice Letter will use the cash flow model described in Attachment 1, applied to that series of Recovery Bonds, along with the most recent PG&E sales forecast for the relevant time period. The Issuance Advice Letters submitted by PG&E should be based on the pro forma example contained in Attachment 2 of this Financing Order.

[29]

See, A.21-01-004 Scoping Memo at 2-3. Consideration of FRTAs including adjustments in the unlikely event of shortfalls is within the scope of this proceeding. We have factored the potential impact of the FRTAs in our overall evaluation of the terms of this decision. See, Finding of Fact 6 infra. See also¸ Section 4 and associated Findings of Fact in D.21-04-030.

In connection with the submission of the Issuance Advice Letter and the letter to be delivered by the Finance Team, PG&E and the lead left underwriter(s) for the Recovery Bonds shall provide a written certificate to the Finance Team and the Commission on or before the date of the pricing of any Recovery Bonds (and shall be required to provide a bring down certificate dated as of the pricing date if such certificate is provided earlier) confirming that the issuance of such Recovery Bonds complies with (i) this Financing Order and (ii) all other applicable legal requirements (including all requirements of Article 5.8 of the California Public Utilities Code) and that the issuance of Recovery Bonds, would reduce, to the maximum extent possible, the rates on a present value basis that Consumers within PG&E’s Service Territory would pay as compared with the use of traditional utility financing mechanisms. Such certificates shall be a condition precedent to the issuance of such Recovery Bonds and all associated Commission staff approvals. PG&E may request that such certificates be provided on a confidential basis.

Unless, before noon on the fourth business day after pricing, the Commission staff rejects the Issuance Advice Letter, the Issuance Advice Letter and the Fixed Recovery Charges established by the Issuance Advice Letter will be effective automatically at noon on the fourth business day after pricing, and pursuant to Section 850.1(h), the Recovery Property, established by this Financing Order, will be created simultaneously with the sale of the Recovery Property to the SPE. PG&E shall file the Fixed Recovery Charge tariff based on the pro forma tariff as described in Appendix A of Chapter 8 of A.20-04-023 no later than 10 days after this Financing Order is mailed. The tariff shall be effective simultaneously with the first Fixed Recovery Charges.

Article 5.8 requires the Commission to adjust the Fixed Recovery Charges at least annually, and more often if necessary, to ensure timely recovery of Bond principal, interest, and other Financing Costs. 30 To satisfy this statutory requirement for a periodic true-up adjustment of the Fixed Recovery Charges, this Financing Order adopts, with some modifications, the True-up Mechanism proposed by PG&E in A.21-01-004 that will allow the Fixed Recovery Charges to be adjusted (i) annually to correct any overcollection or undercollection of Fixed Recovery Charges and (ii) more frequently, if necessary, to ensure that the Fixed Recovery Charges provide sufficient funds to make timely payments of Bond principal, interest, and other Financing Costs. PG&E requested that the Commission approve use of an advice letter process to implement the periodic true-up adjustment. This well-established approach has been used for PG&E’s prior issuances of Energy Recovery Bonds and Rate Reduction Bonds and will create efficiencies for the Commission and its staff. For the avoidance of doubt, the Commission’s authority under Article 5.8 and pursuant to Section 850.1(g) to authorize periodic true-up adjustments persists until the Recovery Bonds and all Financing Costs are fully paid and discharged, and does not expire like the Commission’s authority to issue financing orders in the first instance under Section 850.6.

PG&E, or any successor servicer, shall submit annual Routine True-Up Mechanism Advice Letters at least 50 days before the last day of February until all principal, interest, and other related costs have been paid in full. These annual Routine True-Up Mechanism Advice Letters should be based on the pro forma example in Attachment 3 of this Financing Order and shall also address any FRTAs. These advice letters are meant to ensure that the actual Fixed

[30]	§§ 850.1(e) and (g).

Recovery Charge revenues are neither more nor less than required to repay Bond principal, interest, and related costs. These Tier 1 advice letters are to receive a Commission Energy Division negative or affirmative response within 20 days of submission. In the absence of a Commission Energy Division negative response, PG&E’s timely revision to the Fixed Recovery Charges and any FRTAs should automatically go into effect the March 1st immediately following the submission.31

PG&E, or a successor servicer, should also implement, if it deems necessary, a semi-annual true-up adjustment. The semi-annual true-up adjustment shall be used if PG&E, or a successor servicer, forecasts that Fixed Recovery Charge collections will be insufficient to make all scheduled payments of Bond principal, interest, and other Financing Costs on a timely basis during the current or next succeeding payment period or to replenish any draws upon the capital subaccount. If PG&E, or the successor servicer, determines a semi-annual true-up adjustment is necessary, PG&E, or the successor servicer, may submit an interim Routine True-Up Mechanism Advice Letter at least 50 days before August 31 to adjust the Fixed Recovery Charges, and they are to receive a Commission Energy Division negative or affirmative response within 20 days of submission. In the absence of a Commission Energy Division negative response, PG&E’s timely revision of the Fixed Recovery Charges should automatically go into effect the September 1st immediately following the submission.32

[31]	See, General Order 96-B.
[32]	Id.

PG&E, or a successor servicer, may also submit interim Routine True-Up Mechanism Advice Letters at such other times as PG&E, or the successor servicer, deems necessary. For example, if PG&E, or the successor servicer, forecasts that Fixed Recovery Charges collections may be insufficient to make scheduled payments of Bond principal, interest, and other Recovery Costs on a timely basis during the current or next succeeding payment period, PG&E, or the successor servicer, may submit an interim Routine True-Up Mechanism Advice Letter instead of waiting until the next normally scheduled date for submitting such advice letter. PG&E may submit an interim Routine True-Up Mechanism Advice Letter at least 50 days before the proposed effective date (which, for efficacy of reporting, will be the first day of a month), and they are to receive a Commission Energy Division negative or affirmative response within 20 days of submission. In the absence of a Commission Energy Division negative response, PG&E’s timely revision of the Fixed Recovery Charges should automatically go into effect on the proposed effective date. The interim Routine True-Up Mechanism Advice Letters should be based on the pro forma example in Attachment 3 of this Financing Order.33

PG&E, or any successor servicer, may submit annual, semi-annual and interim Routine True-Up Mechanism Advice Letters until the Bonds and other Financing Costs are paid off. All true-up adjustments to the Fixed Recovery Charges shall ensure that the Fixed Recovery Charges generate sufficient revenues to make timely payments of all scheduled (or legally due) payments of principal (including, if any, prior scheduled but unpaid principal payments), interest, and other Financing Costs to be paid with Fixed Recovery Charge revenues. Such amounts are referred to as the “Periodic Payment Requirement.” True-up submissions shall be based upon the cumulative differences, regardless of the reason, between the Periodic Payment Requirement and the actual amount of Fixed Recovery Charge remittances to the Bond Trustee for the series of

[33]	Id.

Recovery Bonds. This will result in adjustments to the Fixed Recovery Charges to correct for overcollections or undercollections. In the case of any adjustments occurring after the final scheduled payment date for a series of Bonds, there will be no less frequently than quarterly adjustments to the Fixed Recovery Charges to correct for overcollections or undercollections by the earlier of the next Recovery Bond payment date or the legal maturity date for the series.

All annual, semiannual, and interim Routine True-Up Mechanism Advice Letters would be subject to protest, review, and correction to the extent allowed by § 850.1(e). However, any protest, review, and correction will be limited to the correction of mathematical errors in the Routine True-Up Mechanism Advice Letters. No protest, review or required modification to correct an error in a Routine True-Up Mechanism Advice Letter would delay its effective date, and any correction or modification which could not be made prior to the effective date would be made in the next Routine True-Up Mechanism Advice Letter.

PG&E, or a successor servicer, may also submit Non-Routine True-Up Mechanism Advice Letters to propose revisions to the logic, structure, and components of the cash flow model described in Attachment 1. Non-Routine True-Up Mechanism Advice Letters will be Tier 2 Advice Letters and submitted at least 90 days before the date when the proposed changes would become effective. The Energy Division should prepare for the Commission’s consideration a resolution that adopts, modifies, or rejects the proposed revisions to the cash flow model. The public will have an opportunity to review and protest a Non-Routine True-Up Mechanism Advice Letter in accordance with Commission procedures to the extent allowed by Section 850.1(e). If the Commission provides a resolution adopting the proposed changes in the Non-Routine True-Up Mechanism Advice Letter, PG&E, or a successor servicer, may implement Fixed Recovery Charge adjustments proposed in such Non-Routine

True-Up Mechanism Advice Letter on the effective date identified in the letter. Absent a Commission resolution that adopts, modifies, or rejects the proposed revisions to the cash flow model, PG&E or a successor servicer may implement the adjustments on the effective date identified in the Non-Routine True-Up Mechanism Advice Letter if that date is at least 90 days after the date of submission.34

The Routine True-Up Mechanism Advice Letters and Non-Routine True-Up Mechanism Advice Letters shall calculate a revised Fixed Recovery Charge for each series of Recovery Bonds using the cash flow model specified in Attachment 1 of this Financing Order or the Non-Routine True-Up Mechanism Advice Letter as applicable, except that:

1)

The Periodic Payment Requirement for the next year would be (i) increased or decreased by the amount by which actual remittances of Fixed Recovery Charge revenues to the Bond Trustee collection account through the end of the month preceding the month of calculation was less than or exceeded the Periodic Payment Requirement for the prior period, and (ii) to the extent not included in (i), decreased by the amount projected to be held in the excess funds subaccount at the beginning of the next payment period.

2)	Forecasted sales for the remainder of the current year and of the subsequent year, if applicable, of the transaction would be revised to reflect PG&E’s latest estimate of sales.

3)	Estimated Financing Costs will be modified to reflect changed circumstances.

4)	Assumed uncollectibles will be modified to equal the percentage of losses actually experienced during the most recent 12-month billing period for which such information is available.

[34]	Id.

5)

An adjustment will be made to reflect collections that will be received at the existing tariff rate from the end of the month preceding the date of calculation through the end of the month in which the calculation is done.

5.2.	Benefits to be Addressed in Ratemaking Proceedings

There are benefits associated with the Recovery Bonds that will be flowed through to Consumers of electricity via other ratemaking processes. The specific benefits that will be addressed in other rate making proceedings are:

1.

The benefit of servicing and administration fees paid to PG&E. PG&E will be the initial servicer for the Recovery Bonds. That means that PG&E will bill Consumers, collect the revenues, and remit the Fixed Recovery Charge revenues to the Bond Trustee. In addition, PG&E will be the administrator for the SPE. The Bond Trustee will pay PG&E for these servicing and administration services. Regardless of the balance of the Customer Credit Trust to pay the Customer Credit, PG&E will credit these servicing and administration fees to Consumers through normal ratemaking methods.

2.

The benefit of any surplus funds held by the Bond Trustee. The Bond Trustee will hold the Fixed Recovery Charge revenues used to repay the Recovery Bonds. To the extent the Bond Trustee earns interest in excess of its obligations under the financing agreements, that interest will be held in the excess funds subaccount and used to reduce future Fixed Recovery Charge requirements. Upon repayment of the Recovery Bonds and payment of all Financing Costs, if a balance remains in the collection account, or any subaccount (except the amount of PG&E’s equity contribution on deposit in the capital subaccount), that balance will be returned to Consumers via PG&E’s next base-rate case.

5.3.	Consumer Responsibility for Fixed Recovery Charges

As required by Article 5.8, Sections 850(b)(7), 850(b)(8), and 850.1(b), the Fixed Recovery Charges and any FRTAs shall be nonbypassable and recovered from existing and future Consumers in PG&E’s Service Territory other than those Consumers participating in the California Alternative Rate for Energy or Family Electric Rate Assistance programs pursuant to Section 850.1(i). The Fixed Recovery Charges and FRTAs will be set on an equal cents per kilowatt-hour (kWh) basis; however, for residential rates, PG&E proposes to retain the rate relationships by tier determined by D.15-07-001 with the addition of the Fixed Recovery Charges, any FRTAs and Customer Credit.

Chapter 9 of A.20-04-023 shows an illustrative Fixed Recovery Charge of $0.00541 per kWh for 2024. For 2024, PG&E estimates that assuming all Bonds are issued with an interest rate as of the date of filing A.21-01-004, the aggregate of the Fixed Recovery Charges will be equal to $0.00541 per kWh. Pursuant to our findings in A.20-04-023, the Customer Credit is designed to equal the amount of the Fixed Recovery Charges such that the net effect on Consumer bills should be zero dollars.

PG&E’s testimony provided in Chapter 7 of A.20-04-023 demonstrated that the recovery of Catastrophic Wildfire Amounts through the issuance of Recovery Bonds would reduce the rates, on a present value basis, that Consumers within PG&E’s Service Territory would pay as compared to traditional utility financing mechanisms available to PG&E. Based on the assumptions presented in Chapter 7 of A.20-04-023, PG&E calculates that, using a discount rate of 7.34 percent, the present value of Consumer savings would be approximately $4.2 billion.35

[35]

$4.2 billion of present value savings reflects a strict reading of the requirements of the statute, which are not reflective of the facts and circumstances of this situation given PG&E’s pledge not to recover such amounts. However, we believe this structure maximizes NPV savings to the maximum extent possible under the existing circumstances in addition to meeting the strict statutory requirements.

5.4.	Bill Presentation

PG&E may combine all Fixed Recovery Charges into a single line item presented monthly on Consumers’ bills in the electric charges portion of the bill. Out of administrative convenience, this Financing Order also provides that PG&E may combine the Customer Credits in a single line item presented monthly on Consumers’ bills in the electric charges portion of the bill. In accordance with PG&E’s proposal, the back of the bill shall display the Fixed Recovery Charge as the “Recovery Bond Charge” and the Customer Credit as the “Recovery Bond Credit” and shall state as follows:

“Recovery Bond Charge: Your bill for electric service includes a charge that has been approved by the CPUC to repay bonds issued for certain costs related to catastrophic wildfires. The Recovery Bond Charge (RBC) rate is currently $[##} per kWh. PG&E has also contributed certain amounts to a trust fund which is used provide a customer credit equal to $[##} per kWh (Recovery Bond Credit). The right to recover the RBC has been transferred to one or more Special Purpose Entities that issued the bonds and does not belong to PG&E. PG&E is collecting that portion of the RBC on behalf of the Special Purpose Entities.”

5.5.	Revenue Accounting

PG&E shall separate the revenues from the Fixed Recovery Charges into multiple components for accounting purposes. The Fixed Recovery Charge revenue for each series of Recovery Bonds will be determined in accordance with the Fixed Recovery Charge Electric Preliminary Statement.

5.6.	Billing, Connecting, and Remitting the Fixed Recovery Charges

As contemplated by Article 5.8,36 PG&E will act as the initial servicer for the Recovery Property that will be pledged to secure the Recovery Bonds. As servicer, PG&E will be responsible for reading customer meters, for submitting true-up adjustment letters, and for billing, collecting and remitting the Fixed Recovery Charge. PG&E’s rate proposal is that the FRCs be imposed on all non-exempted customers on an equal cents per kWh basis across all customer classes. Under this approach, all customers obligated to pay the FRC would pay the same cents per kWh rate. This approach is consistent with the approach used for both the Department of Water Resources (DWR) bond charge and the Energy Recovery Bonds (ERBs) previously issued for PG&E. From a credit rating perspective, this approach is preferable to a flat charge or a charge imposed on a limited number of consumer classes. This is because an equal cents per kWh charge may reduce the impact of the securitization charges on the total bill for residential customers (which certain rating agencies are particularly focused on). An equal cents per kWh charge is also beneficial in that it would remain equal for all customers regardless of shifts in the relative size of customer classes because there is no restriction on how much of the total FRC revenues must come from a particular customer class. Exhibit 9.1 of A.20-04-023 provides an illustration of the proposed revenue allocation and rate design impact of the FRCs and Customer Credits.

[36]	§§ 850.1(b), 850.1(e), and 850.2.

EPUC disputes PG&E’s proposal and recommends use of a System Average Percent Change (SAPC) allocation, which it claims is regularly used to allocate costs among customer classes. As explained by PG&E witness Mr. Pease during evidentiary hearings in A.20-04-023, an SAPC allocation “calculate[s] revenues as if all customers were bundled.” The item that is allocated “is done in equal percent to that calculated revenue.” EPUC argues that the SAPC allocation would lead to a more moderate impact compared to the differences between PG&E’s proposal and EPUC’s initial proposal in testimony.37

We adopt PG&E’s revenue allocation approach. We find no evidence to support the SAPC allocation proposed by EPUC. The equal cents per kWh approach is generally consistent with past securitizations and preferable from a rating agency perspective.

A4NR argues that PG&E’s proposal discriminates against CARE and FERA customers. Consistent with Section 850.1(i), and the SCE Securitization Decision, CARE and FERA customers will be exempt from the FRC.

CARE and FERA rates both increase and decrease proportionately such that the net impact for all customers is zero. Accordingly, we find no discrimination relative to CARE/FERA customer rates under the PG&E proposal.

To the extent Consumers of electricity in PG&E’s historic Service Territory are billed by Electric Service Providers (ESPs) or another utility or entity, PG&E will bill these ESPs, utilities or entities, as the case may be, for the Fixed Recovery Charges, and the ESPs, utilities and entities will be obligated to remit Fixed Recovery Charge revenues to PG&E.

[37]	RT at 527:3-9 in A.20-04-023.

5.7.	Servicing Cash Flows

As servicer, PG&E will remit estimated Fixed Recovery Charge revenues, on behalf of the SPE, to the Bond Trustee. The Bond Trustee will be responsible for making principal and interest payments to Bond investors and paying other Financing Costs. These other Financing Costs include, among other costs, servicing fees, administration fees, Bond Trustee fees, legal fees, accounting fees, ongoing rating agency fees, and other financing costs. PG&E expects the ongoing Financing Costs (excluding third party servicing fees) plus an allowance for uncollectibles to be approximately $4.1 million in the first year, $5.3 million in the second and third years, and $5.6 million per year thereafter.

As servicer, PG&E will remit Fixed Recovery Charge revenues in accordance with the servicing agreement to the Bond Trustee. An SPE will own legal title to, and all equitable interest in, the Recovery Property, including the Fixed Recovery Charges, and PG&E will be legally obligated to remit all Fixed Recovery Charge revenues to the Bond Trustee. PG&E expects the rating agencies to require PG&E to remit the estimated Fixed Recovery Charge revenues to the Bond Trustee on a daily basis to avoid an adverse impact on the Recovery Bond credit ratings.

Over the life of the Recovery Bonds, PG&E will prepare a monthly report for the Bond Trustee that shows the estimated Fixed Recovery Charge revenues by month over the life of the Recovery Bonds. Estimated Fixed Recovery Charge collections will be based on historic Consumer payment patterns. Six months after each monthly billing period, PG&E will compare actual Fixed Recovery Charge revenues to the estimated Fixed Recovery Charge revenues that have been remitted to the Bond Trustee for that month during the intervening 6-month period.

The difference between the estimated Fixed Recovery Charge collections and the actual Fixed Recovery Charge collection will be netted against the following month’s remittance to the Bond Trustee. The 6-month lag between the first remittance of estimated Fixed Recovery Charge revenues and the final determination of actual Fixed Recovery Charge cash collections allows for the collection process to take its course and is consistent with PG&E’s practice of waiting six months after the initial billing before writing off unpaid customer bills.

The Bond Trustee (acting on behalf of the SPE) will have a legal right to only the amount of actual Fixed Recovery Charge cash collections. Amounts collected that represent partial payments of a Consumer’s bill will be allocated between the Bond Trustee and PG&E based on the ratio of the billed amount for the Fixed Recovery Charge to the total billed amount. PG&E states that this allocation is an important bankruptcy consideration in determining the true sale nature of the transaction.

The Bond Trustee will hold all Fixed Recovery Charge collections received from PG&E in a collection account and distribute these funds to make scheduled principal and interest payments and to pay servicing fees and other Financing Costs. PG&E anticipates that the collection account will have two subaccounts: (1) the capital subaccount to hold the capital contribution made by PG&E and (2) the excess funds subaccount to hold any funds that remain in the collection account or any subaccount after distributions are made on a Bond payment date (other than an amount up to PG&E’s equity contribution on deposit in the capital subaccount and any amounts required for overcollateralization).

The Bond Trustee will invest all funds in investment-grade short-term debt securities that mature on or before the next Bond payment date. Investment earnings will be retained in the collection account (and each related subaccount) to pay principal, interest or other Financing Costs. Any funds that remain in the collection account or any subaccount after distributions are made on a Bond payment date (other than an amount up to PG&E’s equity contribution on deposit in the capital subaccount and any amounts required for overcollateralization) will be credited to the excess funds subaccount of the collection account. All amounts in the collection account, including these amounts in the excess funds subaccount as well as the capital subaccount, will be available to pay principal, interest or other Financing Costs as they come due. At the time of the next scheduled true-up submission, the excess funds subaccount balance will be used to offset the revenue requirement for the Fixed Recovery Charge true-up calculation. PG&E should be permitted to receive a rate of return on its equity contribution equal to the weighted average interest rate on the Recovery Bonds, which should be payable as a Financing Cost from the Fixed Recovery Charges and be distributed to PG&E on each Bond payment date, after payment of debt service on the Recovery Bond and other Financing Costs on such date. PG&E shall credit electric Consumers the amount of this rate of return on its equity contribution paid to PG&E regardless of the balance of the Customer Credit Trust.

We accept PG&E’s representation that in order to obtain the necessary true sale and bankruptcy opinions, the SPE must pay a servicing fee to PG&E that is set at a level estimated to cover the servicer’s out-of-pocket costs and expenses in servicing the Recovery Bonds including, without limitation, the costs and expenses of billing, monitoring, collecting, and remitting Fixed Recovery Charges, and reporting requirements imposed by the Servicing Agreement. PG&E represents that annual servicing fees for utility asset backed securitization transactions range from 0.05 percent to 0.10 percent of the initial principal amount of the Bonds, which is consistent with the costs of servicing similar assets.

Therefore, we authorize PG&E to charge an annual servicing fee of 0.05 percent of the initial principal amount of the Recovery Bonds.38 Regardless of the balance in the Customer Credit Trust to pay the Customer Credit, PG&E shall separately credit to electric Consumers the amount of this servicing fee.

In the event that PG&E fails to perform its servicing functions satisfactorily, as set forth in the Servicing Agreement, or is required to discontinue its billing and collecting functions, a successor servicer acceptable to the Bond Trustee, acting on behalf of the Bond holders will replace PG&E; provided that in such an event, we task the Commission’s Energy Division with determining the appropriate annual fees to be paid to the new servicer, and any such fee agreement with the new servicer must be approved by the Commission through a resolution.

The credit quality and expertise in performing servicing functions will be important considerations when appointing a successor servicer to ensure the credit ratings for the Recovery Bonds are maintained. Therefore, the Commission does not intend to approve a new servicer without first determining that the appointment of the selected servicer will not cause the then- current rating of any then outstanding Recovery Bonds to be withdrawn or downgraded. This will provide assurance to the credit rating agencies that the Bonds’ rating will not be undermined in the future because of a third-party servicer.

Although PG&E will act as servicer, it is possible that ESPs or other entities will bill and collect the Fixed Recovery Charges and any FRTAs from some Consumers. These ESPs or other entities should meet minimum billing and collection experience standards and creditworthiness criteria. Otherwise, the rating agencies might impose additional credit enhancement requirements or assign lower credit ratings to the Bonds. Therefore, ESPs or other entities that bill and collect the Fixed Recovery Charges and FRTAs will have to satisfy the creditworthiness and other requirements applicable to ESPs that meter and bill electric Consumers as set forth in PG&E’s Electric Rule 22.P. “Credit Requirements.”

[38]	Based on a Bond principal amount of $7.5 billion, the servicing fee would be $3.75 million per year.

6.	General Order 24-C and Financing Rule

GO 24-C requires utilities to submit a periodic report to the Commission that contains, among other things, the following information: (1) the amount of debt issued by the utility at the end of the period; (2) the total amount of debt outstanding at the end of the prior period; and (3) the commissions paid and total proceeds received from debt issued during the prior period.

The Commission’s Financing Rule adopted in D.12-06-015 (as amended in D.12-07-003) likewise imposes certain requirements and reporting obligations in connection with the issuance of debt securities and use of swaps and hedges. PG&E states that it will comply with the Financing Rule and GO 24-C with respect to the Recovery Bonds, and we authorize PG&E, on behalf of the SPE, to provide periodic reports pursuant to GO 24-C and the Financing Rule regarding the Recovery Bonds to the Commission staff.

7.	Fees

Whenever the Commission authorizes a utility to issue debt, the Commission is required to charge and collect a fee in accordance with Section 1904(b), which states, in relevant part, as follows:

Section 1904(b): For a certificate authorizing an issue of bonds . . . two dollars ($2) for each one thousand dollars ($1,000) of the face value of the authorized issue or fraction thereof up to one million dollars ($1,000,000), one dollar ($1) for each one thousand dollars ($1,000) over one million dollars ($1,000,000) and up to ten million dollars ($10,000,000), and fifty cents ($0.50) for each one thousand dollars ($1,000) over ten million dollars ($10,000,000), with a minimum fee in any case of fifty dollars ($50). No fee need be paid on such portion of any such issue as may be used to guarantee, take over, refund, discharge, or retire any stock, bond, note, or other evidence of indebtedness on which a fee has theretofore been paid to the commission. (Emphasis added.)

We conclude that Section 1904(b) applies to the Recovery Bonds, as there is nothing in Article 5.8 that exempts the Bonds from Section 1904(b). The Recovery Bonds will be used to pay or reimburse PG&E for the $6 billion in temporary utility debt, which PG&E will retire as a result of the transaction. Since PG&E has already paid fees on the temporary utility debt, no Section 1904(b) fees are due on $6 billion of the $7.5 billion issuance of Recovery Bonds. The following table shows the calculation of the fee required by Section 1904(b):

Step 1: Amount of Debt on which the Fee is Owed
Recovery Bonds Authorized by this Order	$7,500,000,000
Less: Use of Bond Proceeds to Retire Debt Authorized by D.20-05-053	($6,000,000,000)
Less: Use of Bond Proceeds to Retire Common Stock	($0)
Net Debt Subject to Fee	$1,500,000,000
Step 2: Computation of Fee
Fee on First $1 Million	$2,000
Fee on $1 Million—$10 Million	$9,000
Fee on $10 Million to $7.5 billion	$745,000
Total Fee	$756,000
Note 1: PG&E to pay the Section 1904(b) fee pursuant to this Financing Order

PG&E shall remit the required fee of $756,000 by wire to the Commission’s Fiscal Office no later than 10 days after all conditions for the issuance of the Bonds have been satisfied and, in any event, prior to the first issuance of the Bonds. This fee will be a Bond Issuance Cost.

8.	Irrevocable Financing Order

This Financing Order is irrevocable to the extent set forth in Section 850.1(e). Pursuant to Section 850.1(e), the State of California through this Financing Order pledges and agrees with PG&E, owners of Recovery Property, the SPE(s), and holders of the Recovery Bonds, that the State shall neither limit nor alter, except with respect to the True-Up Mechanism, the Fixed Recovery Charges, any FRTAs, Recovery Property, this Financing Order, or any rights thereunder until the Recovery Bonds, together with the interest thereon and other associated Financing Costs, are fully paid and discharged, and any associated taxes have been satisfied or, in the alternative, have been refinanced through an additional issue of Recovery Bonds.

However, nothing shall preclude the limitation or alteration if and when adequate provision shall be made by law for the protection of PG&E and the owners and holders of Recovery Bonds. The SPE is authorized to include this pledge and undertaking for the state in the Recovery Bonds.

As required by Sections 850(b)(13) and 850.1(g), the Commission shall adjust the Fixed Recovery Charges, as necessary, to ensure timely recovery of all Recovery Costs that are the subject of this Financing Order, and the costs associated with the recovery, financing, or refinancing thereof, including servicing and retiring the Recovery Bonds authorized by this Financing Order. When setting other rates or charges for PG&E, nothing in Article 5.8 shall prevent the Commission from taking into account the collection of Fixed Recovery Charges in excess of the amount required to pay Recovery Costs financed or refinanced by the Recovery Bonds or any FRTAs.

9.	PG&E’s Written Consent to Be Bound by the Financing Order

In accordance with Section 850.1(d), this Financing Order shall become effective only after PG&E files its written consent to all the terms and conditions of this Financing Order.

PG&E shall file and serve within 10 days from the date this Financing Order is mailed a written statement that provides notice of whether or not PG&E consents to all terms and conditions of this Financing Order. If PG&E declines to provide its consent, PG&E’s written statement shall identify the specific terms and conditions it finds objectionable and explain why it does not consent to these terms and conditions.

10.	Rehearing and Judicial Review

This Financing Order construes, applies, implements, and interprets the provisions of Article 5.8. Therefore, applications for rehearing and judicial review of this Financing Order are subject to Sections 1731 and 1756. These laws provide that any application for rehearing of this Financing Order must be filed within 10 days of the final Financing Order. The Commission must issue its decision on any application for rehearing within 210 days of the filing for rehearing. Within 30 days after the Commission issues its decision denying the application for a rehearing, or, if the application was granted, then within 30 days after the Commission issues its decision on rehearing, or at least 120 days after the application for rehearing is granted if no decision on rehearing has been issued, any aggrieved party may petition for a writ of review in the court of appeal or the Supreme Court for the purpose of having the lawfulness of the Financing Order or decision on rehearing inquired into and determined. If the writ issues, it shall be made returnable at a time and place specified by court order and shall direct the Commission to certify its record in the case to the court within the time specified.

11.	Comments on Proposed Decision

This proposed Financing Order was mailed to the parties in accordance with § 311 of the Public Utilities Code and comments were allowed under Rule 14.3 of the Commission’s Rules of Practice and Procedure. Comments were filed on April 26, 2021, by EPUC, PG&E, TURN, and Wild Tree, and reply comments were filed on May 3, 2021, by PG&E and TURN. In response to comments on the proposed decision, corrections and clarifications have been made throughout this decision as appropriate to aid in understanding the features of the transaction and regulatory structure we approve herein. These are explained in the decision and we direct the parties to the provisions we have included, and chose to rely on our existing regulatory procedures because they are self-explanatory.39 For example, TURN claims we fail to address arguments it made with respect to the “Just and Reasonable” and “Public Interest” requirements of Section 850.1(a)(1)(A)(ii)(I) and (II).40 TURN’s arguments ignore the determinations we made in D.21-04-03041 and speculate about potential future Commission actions.42 As noted in Finding of Fact 6, we evaluate the overall transaction we approve herein and conclude that, on the whole, that transaction will be just and reasonable and is in the public interest.

12.	Assignment of Proceeding

Marybel Batjer is the assigned Commissioner and Robert Haga is the assigned ALJ and presiding officer for the proceeding.

[39]	E.g., Section 3.4, infra.
[40]	See, TURN Opening Comments at 5-6.
[41]	E.g., D.21-04-030 at 48-49, 53-75, Finding of Facts 13, 17-18.
[42]	See, TURN Opening Comments at 5.

Findings of Fact

1. The $7.5 billion of Recovery Bonds proposed by PG&E in A.21-01-004 possess all of the following characteristics required or authorized by Article 5.8:

i.

The Bonds will be secured principally by the right to receive revenues from an irrevocable and nonbypassable Fixed Recovery Charge designed to provide timely and sufficient funds to pay for Bond principal, interest (including interest-rate swaps, if any), any credit enhancements and other Financing Costs. This right is part of Recovery Property.

ii.	The proceeds of the Bonds will be used to (a) pay Catastrophic Wildfire Amounts and (b) finance Bond Issuance Costs.

iii.	The Bonds may be issued in up to three series and in the aggregate amount of up to $7.5 billion on or prior to December 31, 2022.

iv.

PG&E will not issue the Bonds. The Bonds will be issued by one or more bankruptcy remote SPEs that are (a) formed and wholly owned by PG&E, and (b) separate from PG&E. Each SPE will purchase the Recovery Property in an absolute transfer and true- sale and own the Recovery Property, including the right to receive Fixed Recovery Charge revenues.

v.

PG&E’s obligations and commitments under this Financing Order, and PG&E’s ability to pay the Customer Credit and PG&E’s ability to provide the Initial Shareholder Contribution, Additional Shareholder Contributions or any other voluntary or required contribution to the Customer Credit Trust pursuant to the CPUC orders issued in A.20-04-023, shall neither (i) impair the characterization of the sale, assignment, or transfer of the Recovery Property as an absolute transfer and true sale nor (ii) impair each SPE’s status as an entity that is separate from PG&E and PG&E Corporation nor (iii) limit or alter the Fixed Recovery Charges, the Recovery Property, this Financing Order, or any rights under this Financing Order.

vi.

Financing Catastrophic Wildfire Amounts through issuing the Recovery Bonds will result in Consumer benefits because there is present value difference of approximately $4.2 billion through issuance of Recovery Bonds when compared to traditional recovery methods for the Catastrophic Wildfire Amounts.

vii.

The Bonds of each series will be amortized on a modified mortgage style basis as determined at the time of issuance in the Issuance Advice Letter, such that principal payments may be made at a reduced amount for the first several payment periods. The legal maturity of the latest maturing tranche of Bonds will be no later than 32 years from the date of issuance.

viii.	The Bonds will be issued pursuant to enacted legislation (i.e., Article 5.8) that is satisfactory to PG&E and the Commission.

2. Catastrophic Wildfire Amounts were initially partially financed with $6 billion in temporary utility debt before issuance of the Recovery Bonds. In I.19-09-016, PG&E requested authority to issue the $6 billion in temporary utility debt either as long-term debt or short-term debt under Sections 817, 818 and 823. In D.20-05-053, the Commission approved PG&E’s Plan, which went effective on July 1, 2020, including the issuance of $6 billion in temporary utility debt. As a result of this securitization transaction, PG&E will retire this temporary utility debt.

3. The purpose of issuing the Recovery Bonds is to pay or reimburse PG&E for the payment of Catastrophic Wildfire Amounts and to support PG&E’s path to an investment-grade issuer credit rating. The Recovery Bonds will allow PG&E to retire the temporary utility debt that helped enable PG&E to reorganize and emerge from bankruptcy, and facilitate and accelerate the payment of $1.35 billion to the Fire Victim Trust.

4. Section 850.1(a)(1)(A) directs the Commission to determine that (i) the Recovery Costs identified by PG&E in its application A.21-01-004 to be paid or reimbursed from the Recovery Bonds be allocated to ratepayers pursuant to subdivision (c) of Section 451.2 and (ii) the issuance of the Recovery Bonds and the imposition and collection of Fixed Recovery Charges (A) are just and reasonable, (B) are consistent with the public interest, and (C) will reduce, to the maximum extent possible, the rates on a present value basis that Consumers within PG&E’s Service Territory would pay as compared to the use of traditional utility financing mechanisms. Calculated using a discount rate of 7.34 percent, the present value of these Consumer benefits is approximately $4.2 billion.

5. The cost of the Recovery Bonds authorized by this Financing Order might be reduced if PG&E is able to attract a broad range of investors by dividing each series of Bonds into several tranches with different legal maturity dates.

6. Prior to the issuance of each series of Recovery Bonds, each Recovery Bond series and the associated Recovery Bond transactions shall be reviewed and approved by the Commission’s Finance Team consisting of the Commission’s General Counsel, the Director of the Energy Division, other Commission staff, outside bond counsel, and any other outside experts that the Finance Team deems necessary. The other outside expertise may include, for example, independent legal counsel and an independent financial advisor to assist the Finance Team in overseeing and reviewing the issuance of a series of Recovery Bonds. Any costs incurred by the Finance Team in connection with its review and approval of a series of Recovery Bonds shall be treated as a Bond Issuance Cost.

a.

The purpose of the Finance Team is to provide oversight over the structuring, marketing, and pricing of the transaction and to review and approve the material terms of the transaction in light of the goal to reduce rates on a present value basis to the maximum extent possible pursuant to AB 1054’s directives.

b.

In a pre-issuance review process, the Finance Team will have the right to review all material terms of the Recovery Bonds and other items the Finance Team determines are appropriate to perform its role, which may include, without limitation, (1) the underwriter and syndication group size, selection process, participants, allocations, and economics; (2) the structure of the Recovery Bonds; (3) the Recovery Bonds’ credit rating agency application; (4) the underwriters’ preparation, marketing, and syndication of the Recovery Bonds; (5) the pricing of the Recovery Bonds and certifications provided by PG&E and the lead left underwriter(s) regarding pricing; (6) all associated Recovery Bond costs (including Bond Issuance Costs and other Financing Costs), servicing and administrative fees and associated crediting, (7) maturities, (8) reporting templates, (9) the amount of PG&E’s equity contribution to the related SPE, (10) overcollateralization and other credit enhancements and (11) the initial calculation of the related Fixed Recovery Charges. The foregoing and other items may be reviewed during the entire course of the Finance Team’s process. We expect PG&E will resolve material terms and structuring issues with the Finance Team prior to commencing marketing (subject to any modifications required as a result of such marketing process). This pre-issuance review process is intended to create Recovery Bonds with material terms that can meet the statutory requirements; in particular, that the Recovery Bonds reduce on a present value basis to the maximum extent possible, the rates that Consumers would pay as compared to the use of traditional utility financing mechanisms. The Finance Team’s review will continue until the related Issuance Advice Letter becomes effective as described in Ordering Paragraph 17. The Finance Team has the ability to be included and participate in all calls, meetings, e-mails, and other communications relating to the structuring, marketing, pricing, and issuance of each series of Recovery Bonds.

c.

The Finance Team’s pre-issuance review and approval of the material terms and structure of a series of Recovery Bonds will be evidenced by a letter from the Finance Team to PG&E delivered on or before the date of the pricing of the relevant Recovery Bonds. PG&E shall also be required to include such letter as an attachment to the Issuance Advice Letter relating to such series of Recovery Bonds. Such approval letter shall be a condition precedent to the issuance of such series of Recovery Bonds.

7. To enhance the credit quality of the Recovery Bonds, PG&E requests that, in the event of a default by PG&E, as servicer, in remitting the Fixed Recovery Charge revenues to a SPE, the Commission, upon application by the Bond Trustee, order the sequestration and payment to the Bond Trustee for the benefit of the SPE of revenues arising with respect to Recovery Property.

8. PG&E requests authority for the SPE to provide credit enhancement in the form of overcollateralization, if required by the rating agencies to achieve the highest possible credit rating for the Recovery Bonds.

9. PG&E estimates total Bond Issuance Costs for one issuance to be between $36 million and $57 million, including estimated costs of the Commission (but excluding Finance Team expenses). Actual costs for each issuance shall be included in the Issuance Advice Letter for the relevant series.

10. PG&E represents that an equity contribution (i.e., credit enhancement) in an appropriate and legally necessary amount is required in order to assure that the Recovery Bonds will be treated as debt of PG&E for tax purposes.

11. It is important to review Bond Issuance Costs because Section 850.1(e) limits the Commission’s authority to adjust, after-the-fact, any Bond Issuance Costs that are unjust or unreasonable.

12. PG&E requests authority to use net Bond proceeds to pay or reimburse PG&E for the payment of Catastrophic Wildfire Amounts.

13. Each SPE, not PG&E, will “issue any bond, note, lien, guarantee, or indebtedness of any kind pledging the utility assets or credit for or on behalf of any subsidiary or affiliate” under Section 701.5. Furthermore, the Customer Credit and the Customer Credit Trust created pursuant to A.20-04-023 are for the benefit of Consumers, not for or on behalf of any subsidiary or affiliate.

14. PG&E proposes to recover the following Financing Costs via the Fixed Recovery Charges: credit enhancements, if required, interest rate swaps, servicing fees, administration fees, Bond Trustee fees, and other Financing Costs.

15. PG&E proposes to collect any FRTAs that are needed to recover any federal and State of California income and franchise taxes associated with the Fixed Recovery Charges but not approved as Financing Costs to be financed from the proceeds of the Recovery Bonds.

16. The True-Up Mechanism adopted by this Financing Order will allow PG&E to make timely adjustments to the Fixed Recovery Charges to account for variations in actual Fixed Recovery Charge revenues from those originally forecast and, if necessary, to collect and adjust FRTAs.

17. The Recovery Bonds will be issued using an offering through a negotiated sale with underwriters because of the complex nature of the highly structured transaction and to minimize interest costs.

18. In its capacity as servicer, PG&E will be responsible for (i) reading customer meters, (ii) submitting true-up adjustments, (iii) billing and collecting the Fixed Recovery Charges, and (iv) remitting the Fixed Recovery Charge revenues to the Bond Trustee.

19. It is reasonable for the Bond Trustee to pay an annual servicing fee charged by PG&E in an amount of 0.05 percent of the initial principal amount of each series of Bonds. Furthermore, it is reasonable for the Bond Trustee to pay a servicing fee at a level sufficient to induce another entity to take over the servicing function from PG&E should this become necessary; provided that in such an event, we task the Commission’s Energy Division with determining the appropriate annual fees to be paid to the new servicer, and any such fee agreement with the new servicer must be approved by the Commission through a resolution.

20. It is reasonable for the Bond Trustee to pay an administration fee of $100,000 per annum to PG&E for each series of Recovery Bonds.

21. The credit quality and expertise in performing servicing functions will be important considerations when approving the appointment of a successor servicer to ensure the credit ratings for the Recovery Bonds are maintained.

22. It is possible that ESPs or other entities will bill and collect the Fixed Recovery Charges and any FRTAs from some Consumers, but PG&E will remain primarily responsible for these collections. The ESPs or other entities will be obligated to remit Fixed Recovery Charges and any FRTAs to PG&E.

23. The Fixed Recovery Charges and any FRTAs will be nonbypassable and payable by all existing and future Consumers in PG&E’s Service Territory, except for those Consumers participating in the California Alternative Rates for Energy or Family Electric Rate Assistance programs.

24. Except in the case of municipalization, consumers that no longer take transmission and distribution retail service from PG&E after the date of this Financing Order, or that meet relevant criteria in the applicable tariff, shall be treated as departing load (DL) Consumers using applicable tariffs for DL Consumers, including E-DCG, and will be subject to pay the Fixed Recovery Charges and any FRTAs and entitled to receive the Customer Credit. DL Consumers shall pay the Fixed Recovery Charges and any FRTAs (and be eligible to receive the associated Customer Credit) based on one of the following: (i) the last 12 months of the Consumer’s recorded pre-departure use; (ii) an average derived from the last three years of recorded use; or (iii) actual use. In the event that residents of a municipality no longer take transmission and distribution retail service, new municipal DL Consumers would pay the Fixed Recovery Charges and any FRTAs43 based on one of the following: (i) the last 12 months of the Consumer’s recorded pre-departure use; or (2) actual use.

25. If a third-party meters and bills for the Fixed Recovery Charges, PG&E needs access to information on kWh billing and usage by Consumers to provide for proper reporting to the SPE and to perform its obligations as servicer.

26. If electric Consumers in PG&E’s Service Territory fail to pay their utility bills in full, any shortfall in revenues must be allocated pro rata among the Fixed Recovery Charges, FRTAs and other charges to avoid PG&E favoring its own interests.

27. PG&E anticipates that the Bond Trustee’s collection account will have at least two subaccounts: (i) the capital subaccount to hold equity contributed by PG&E and (ii) the excess funds subaccount to hold any funds that remain in the collection account or any subaccount after distributions are made on a Bond payment date (other than an amount up to PG&E’s equity contribution on deposit in the capital subaccount and any amounts required for overcollateralization).

28. In accordance with Section 850.1(i), Fixed Recovery Charges and FRTAs shall not be imposed upon Consumers participating in the California Alternative Rates for Energy or Family Electric Rate Assistance programs.

[43]	The determination of the Customer Credit applicable to new municipal DL Consumers, however, will be determined by the Commission in a future proceeding, if any, regarding municipalization.

29. In recent years the Commission has authorized utilities to report the information required by GO 24-C.

30. It is reasonable to establish a Finance Team, as set forth in this Financing Order, for the Recovery Bonds.

31. The requirements set forth in Attachment 5 are included herein out of necessity to ensure they are consistent with the true-up mechanisms adopted herein for the Fixed Recovery Charges, as specifically contemplated by A.20-04-023.

Conclusions of Law

1. The Catastrophic Wildfire Amounts have been determined and allocated to Consumers in PG&E’s Service Territory pursuant to subdivision (c) of Section 451.2, and therefore are Recovery Costs pursuant to Section 850(b)(10).

2. For purposes of Section 850(b)(11), the Recovery Property will be established by this Financing Order, and pursuant to Section 850.1(h), such Recovery Property shall be created simultaneously with the sale of such Recovery Property to the SPE. For the purposes of Section 850.2(d), the Recovery Property will continue to exist until the date on which all Recovery Bonds and Financing Costs are paid in full.

3. Although the Bonds will be issued by an SPE, and not by PG&E, each SPE will be a wholly owned separate subsidiary of PG&E that will be established for the purpose of carrying out this Financing Order.

4. The SPEs responsible for issuing the Recovery Bonds are exempt from the new affiliate requirements established in D.20-05-053.

5. The Recovery Bonds and the imposition and collection of Fixed Recovery Charges and any FRTAs proposed by PG&E in A.21-01-004 (with the modifications and additional provisions required by the Commission herein) satisfy all the conditions established by Article 5.8.

6. Because issuance of the Recovery Bonds, in accordance with this Financing Order and with the oversight of the Finance Team, will provide substantial benefits to PG&E’s Consumers, the issuance of the Recovery Bonds and the imposition and collection of Fixed Recovery Charges is just and reasonable and consistent with the public interest, so the SPE should be authorized to issue the Bonds. Further, as informed by Commission findings in A.20-04-023, PG&E has demonstrated that the recovery of the Recovery Costs and Bond Issuance Costs through the designation of Fixed Recovery Charges and the issuance of the Recovery Bonds employing the review and approval of the Finance Team, and in conformance with the requirements set forth in this Financing Order, should reduce, to the maximum extent possible, the rates to Consumers on a present value basis.

7. By structuring the offering of Recovery Bonds to be a “Qualifying Securitization” under IRS Revenue Procedure 2005-62, PG&E is not required by this Financing Order to obtain a ruling from the IRS. PG&E expects this offering of Recovery Bonds to be a “Qualifying Securitization.”

8. The Recovery Bonds authorized by this Financing Order do not: (i) constitute a debt or liability of the State of California or any political subdivision thereof; (ii) constitute a pledge of the full faith and credit of the State or any political subdivision; or (iii) directly, indirectly, or contingently obligate the State or any political subdivision thereof to levy or to pledge any form of taxation to pay any obligations associated with the Recovery Bonds or to make any appropriations for their payment.

9. All Recovery Bonds should contain a legend to the following effect: “Neither the full faith and credit nor the taxing power of the State of California is pledged to the payment of the principal of, or interest on, this bond.”

10. If appropriate, each series of Recovery Bonds should be divided into several tranches with different legal maturity dates, with the final number, type, and size of Bond tranches selected to reduce, to the maximum extent possible, the rates on a present value basis that PG&E Consumers will pay compared to traditional utility financing mechanisms.

11. The Recovery Bonds do not require the Commission’s approval pursuant to Section 701.5 because PG&E will not “issue any bond, note, lien, guarantee, or indebtedness of any kind pledging the utility assets or credit for or on behalf of any subsidiary or affiliate” under that provision.

12. The Recovery Bonds also do not require approval pursuant to Sections 817 and 818 since the SPE, not PG&E as a public utility, will be the issuer. Even if Section 817 and 818 were to apply, issuance of the Recovery Bonds is consistent with those provisions.

13. The Recovery Bonds will be used to pay or reimburse PG&E for the payment of the Catastrophic Wildfire Amounts. PG&E is incurring this obligation in order to emerge from Chapter 11 and has financed this payment partially with $6 billion in temporary utility debt until the issuance of Recovery Bonds. Accordingly, the Recovery Bonds approved by this Financing Order comply with Section 817(d), (f), (g) and (h), to the extent those provisions apply.

14. The Bond transaction complies with Section 818, to the extent that provision applies, because the purpose of issuing the Recovery Bonds is to finance Catastrophic Wildfire Amounts and to support PG&E’s path to an investment-grade issuer credit rating. This purpose is in the public interest and not reasonably chargeable to operating expenses or income.

15. Since PG&E will retire its temporary utility debt as a result of issuing the Recovery Bonds, to the extent the temporary utility debt constitutes short- term debt within the meaning of Section 823(d), PG&E should be authorized to refund that debt in connection with the issuance of the Recovery Bonds pursuant to Section 823(d).

16. The scheduled final payment date of the latest maturing tranche of any series shall be no later than 30 years after the date of issuance and the legal maturity of the latest maturing tranche of any series of Bonds should be no later than 32 years after the date of issuance.

17. The Recovery Bonds should have fixed or floating interest rates as determined at the time of issuance to provide a lower all-in cost for the Bonds. Any floating rate should be converted to a synthetic fixed rate with interest-rate swaps so Consumers do not have any significant floating-rate risk. The interest costs recovered via the Fixed Recovery Charges should be based on the synthetic fixed rate so long as the interest-rate swap remains in effect.

18. Floating-rate Bonds should be issued only if the all-in cost of the Bonds, including the cost of creating a synthetic fixed rate, is less than what would have been available had these Bonds been issued with comparable maturities in the fixed-rate market.

19. Any interest rate-swaps should be subject to the conditions described in the body of this Financing Order.

20. The Commission should have full access to the books and records of the SPE. PG&E should not make any profit from the SPE; provided that PG&E should be permitted to receive a rate of return on its equity contribution equal to the weighted average interest rate on the Recovery Bonds, which should be payable as a Financing Cost from the Fixed Recovery Charges and be distributed to PG&E on each Bond payment date, after payment of debt service on the Recovery Bond and other Financing Costs on such date. PG&E shall credit electric Consumers the amount of this rate of return on its equity contribution paid to PG&E regardless of the balance of the Customer Credit Trust.

21. In accordance with Section 850.1(e) the Commission shall not rescind, amend or alter the financing order, or otherwise revalue or revise for ratemaking purposes the recovery costs or the costs of recovering, financing, or refinancing the recovery costs, in any way to reduce or impair the value of Recovery Property, including by either directly or indirectly taking Fixed Recovery Charges into account when setting other rates for PG&E.

22. PG&E’s obligations and commitments under this Financing Order, and PG&E’s ability to pay the Customer Credit and PG&E’s ability to provide the Initial Shareholder Contribution, Additional Shareholder Contributions or any other voluntary or required contribution to the Customer Credit Trust pursuant to the CPUC orders issued in A.20-04-023, shall neither (i) impair the characterization of the sale, assignment, or transfer of the Recovery Property as an absolute transfer and true sale nor (ii) impair each SPE’s status as an entity that is separate from PG&E and PG&E Corporation nor (iii) limit or alter the Fixed Recovery Charges, the Recovery Property, this Financing Order, or any rights under this Financing Order. PG&E’s failure to pay the Customer Credit pursuant to the CPUC orders issued in A.20-04-023 also shall not impair the characterization of the sale, assignment or transfer of the Recovery Property to the SPE as an absolute transfer and true sale or affect or impair the SPE’s ownership of the Recovery Property or the SPE’s separateness from PG&E and PG&E Corporation.

23. Upon the issuance of the Recovery Bonds, PG&E should contribute equity to the SPE, as necessary, for tax purposes and to satisfy the conditions established by the credit rating agencies; provided, however, that PG&E has no obligation to pay the amounts owed by the SPE on the Recovery Bonds or to make any additional equity contributions to the SPE to facilitate the SPE’s repayment of the Recovery Bonds.

24. PG&E should sell the Recovery Property identified in the Issuance Advice Letter to the SPE identified in such Issuance Advice Letter. The SPE identified in the Issuance Advice Letter will constitute a Financing Entity for all purposes of Article 5.8.

25. Once Recovery Property is established by this Financing Order, it should not be adjusted in response to protests, the failure to pay the Customer Credit or the failure of PG&E to make the Initial Shareholder Contribution, Additional Shareholder Contributions or any other voluntary or required contribution to the Customer Credit Trust pursuant to the CPUC orders issued in A.20-04-023. Any mathematical errors or other errors or irregularities regarding the amount of established Recovery Property should be corrected in a subsequent submission of a Routine True-Up Mechanism Advice Letter or Non-Routine True-Up Mechanism Advice Letter.

26. The Recovery Bonds should be secured by the Recovery Property, SPE equity held by the Bond Trustee, and other Bond Collateral held by the Bond Trustee.

27. The SPE should transfer the Bond proceeds (net of estimated Bond Issuance Costs) to PG&E to purchase the Recovery Property.

28. The following will occur or exist as a matter of law upon the sale by PG&E of Recovery Property to the SPE: (i) the SPE will have all of the rights originally held by PG&E with respect to the Recovery Property, including the right to exercise any and all rights and remedies to collect any amounts payable by any Consumer in respect of the Recovery Property, including the Fixed Recovery Charges, and to obtain true-up adjustments to the Fixed Recovery Charges pursuant to the True-Up Mechanism, notwithstanding any objection or direction to the contrary by PG&E; (ii) any payment by any Consumer of owed Fixed Recovery Charges will discharge such Consumer’s obligations in respect of the Recovery Property to the extent of such payment, notwithstanding any objection or direction to the contrary by PG&E; and (iii) PG&E will not be entitled to recover the Fixed Recovery Charge associated with the Recovery Property other than for the benefit of the SPE or of holders of the associated Recovery Bonds in accordance with PG&E’s duties as servicer with respect to such Bonds.

29. The SPE, as the owner of the Recovery Property, may pledge the Recovery Property as collateral to one or more indenture trustees to secure payments of principal, interest, servicing and administration expenses, credit enhancements, interest rate swap agreements, and other amounts payable under an indenture pursuant to which Recovery Bonds are issued. A separate and distinct statutory lien described in Section 850.3(g) shall exist on the Recovery Property then existing or thereafter arising that is described in an Issuance Advice Letter and shall secure all obligations, then existing or subsequently arising, to the holders of the Bonds described in such Issuance Advice Letter and the indenture trustee for such holders. There shall be no statutory liens of the type described in Section 850.3(g) except as provided in this Conclusion of Law.

30. To ensure that each SPE is legally separate and bankruptcy remote from PG&E, the SPE should be authorized to: (i) include one or more independent members on its board of directors or members in the case of a corporation or a limited liability company, or an independent trustee in the case of a trust; (ii) have restrictions on its ability to declare bankruptcy or to engage in corporate reorganizations; and (iii) limit its activities to those related to acquiring and owning the Recovery Property and issuing and paying the Recovery Bonds.

31. In the event of a default by PG&E in remitting the Fixed Recovery Charge revenues to the SPE, the Commission may order the sequestration and payment to the Bond Trustee for the benefit of the SPE of revenues arising from the Recovery Property.

32. In the event of a default by PG&E in remitting the Fixed Recovery Charge revenues to the SPE, the following parties may petition the Commission to implement the remedy described in the previous Conclusion of Law: (i) the holders of the Recovery Bonds and the Bond Trustees or representatives thereof as beneficiaries of any statutory or other lien permitted by the Public Utilities Code; (ii) the SPE or its assignees; and (iii) pledgees or transferees, including transferees under Section 850.4, of the Recovery Property.

33. The SPE should be authorized to provide credit enhancements for the Recovery Bonds in addition to the True-Up Mechanism, but only if such credit enhancements are required by the rating agencies to receive the highest investment-grade rating or the all-in cost of the Bonds with the credit enhancements is less than without the credit enhancements.

34. Any revenue for credit enhancements that is collected as part of the Fixed Recovery Charge, in excess of total debt service and other Financing Costs, should be the property of the SPE. Upon payment of the principal amount of all Recovery Bonds and the discharge of all Financing Costs, all funds then held by the SPE (except the amount of PG&E’s equity contribution on deposit in the capital subaccount) shall be returned to PG&E to be credited to Consumers through normal rate making processes.

35. Total Bond Issuance Costs for one issuance are estimated to range from $36 million to $57 million, including estimated costs associated with the Commission (but excluding Finance Team expenses). Actual costs for each issuance shall be included in the Issuance Advice Letter for the relevant series.

36. The Bond Issuance Costs, including, inter alia, underwriters’ fees and expenses, rating agency fees, Section 1904 fees, accounting fees and expenses, SEC registration fees, printing/edgarizing expenses, legal fees and expenses, Bond Trustee’s fees and expenses, original issue discount, costs of the Commission and the Finance Team, and other Bond issuance costs, are “financing costs” as defined in Section 850(b)(4) and should be treated as Recovery Costs for purposes of Section 850(b)(10) .

37. When an SPE issues a series of Recovery Bonds, the SPE should include the Bond Issuance Costs in the Issuance Advice Letter.

38. PG&E should be authorized to use the proceeds from its sale of the Recovery Property to the SPE to pay or reimburse itself for the payment of Catastrophic Wildfire Amounts and Bond Issuance Costs.

39. To ensure that PG&E and each SPE structure the Bond transaction for each series of Bonds in a reasonable manner, the Bond transaction for each series of Bonds should be reviewed by the Commission staff upon the submission of the Issuance Advice Letter for compliance with Article 5.8 and this Financing Order.

40. PG&E should be authorized pursuant to Article 5.8 to bill and collect Fixed Recovery Charges that are designed to recover the following Recovery Costs: (i) Bond principal and interest; (ii) allowance for uncollectibles; (iii) costs for credit enhancements; (iv) servicing and administration fees; (v) Bond Trustee fees; (vi) other Financing Costs; and (vii) replenishment of the capital subaccount that is used to pay for any previously listed items.

41. PG&E should establish a separate Fixed Recovery Charge and separate FRTAs for each Bond series.

42. The Fixed Recovery Charge revenues for each series of Bonds should be transferred to the Bond Trustee for the benefit of the SPE. The Bond Trustee should apply the Fixed Recovery Charge revenues only for the purposes identified in COL 40.

43. To implement the Fixed Recovery Charges and any FRTAs for each series of Recovery Bonds, PG&E should submit an Issuance Advice Letter based on the pro forma example contained in Attachment 2 of this Financing Order not later than one business day after that series is priced. The Commission staff’s review of each Issuance Advice Letter shall be limited to the arithmetic accuracy of the calculations and compliance with (i) Article 5.8, (ii) this Financing Order and (iii) the requirements of the Issuance Advice Letter (including the attached Finance Team approval letter). The Issuance Advice Letter for each Bond series should use the cash flow model described in Attachment 1 of this Financing Order, applied to that series of Recovery Bonds, along with the most recent PG&E sales forecast, to develop the initial Fixed Recovery Charges and any FRTAs for that series of Recovery Bonds.

44. The initial Fixed Recovery Charges, any FRTAs and final terms of the series of Recovery Bonds set forth in the Issuance Advice Letter shall automatically become effective at noon on the fourth business day after pricing unless before noon on the fourth business day after pricing the Commission staff rejects the Issuance Advice Letter. Once established, the Fixed Recovery Charge will constitute Fixed Recovery Charges subject to Section 850.1(e).

45. No later than 10 days after this Financing Order is mailed, PG&E should file a Fixed Recovery Charge tariff based on the pro forma example in Appendix A of Chapter 8 of A.20-04-023. The Fixed Recovery Charge tariff should be effective simultaneously with the effective date of the Fixed Recovery Charge and FRTA, if any, specified in the first Issuance Advice Letter. The Fixed Recovery Charge tariff should be updated to reflect any additional issuances of Recovery Bonds in the Issuance Advice Letter for such series of Recovery Bonds.

46. Each Issuance Advice Letter should identify the “Recovery Property,” as that term is defined by Sections 850(b)(11) and 850.2(d), that is subject to the Issuance Advice Letter.

47. In accordance with Section 850.1(h), Recovery Property established by this Financing Order and identified in the Issuance Advice Letter shall be created simultaneously with the sale of such Recovery Property to the SPE and will constitute a current property right and will thereafter continuously exist as property for all purposes.

48. The owners of Recovery Property will be entitled to recover Fixed Recovery Charge revenues in the aggregate amount equal to the principal amount of the associated series of Recovery Bonds, all interest thereon, any credit enhancements, and all other ongoing Financing Costs in respect of the scheduled payment of the associated series of Recovery Bonds, as well as other amounts payable under any interest rate swap agreement or the indenture pursuant to which the associated series of Recovery Bonds is issued.

49. The transfer of the Recovery Property by PG&E to the SPE in accordance with Section 850.4 shall be treated as an absolute transfer of all of PG&E’s right, title, and interest, as in a true sale, and not as a pledge or other financing, of the Recovery Property, other than for federal income tax and state income and franchise tax purposes.

50. The characterization of the sale, assignment, or transfer of the Recovery Property as an absolute transfer and true sale and the corresponding characterization of the property interest of the SPE shall not be affected or impaired by, among other things: (i) the Customer Credit or PG&E’s ability to pay the Customer Credit, or PG&E’s ability to provide the Initial Shareholder Contribution, Additional Shareholder Contributions or any other voluntary or required contribution to the Customer Credit Trust pursuant to the CPUC orders issued in A.20-04-023; (ii) commingling of Fixed Recovery Charge revenues with other amounts; (iii) the retention by PG&E of either of the following: (a) a partial or residual interest, including an equity interest, in the SPE or the Recovery Property, whether direct or indirect, subordinate or otherwise or (b) the right to Recovery Costs associated with taxes, franchise fees, or license fees imposed on the collection of Fixed Recovery Charges; (iv) any recourse the SPE may have against PG&E; (v) any indemnification rights, obligations, or repurchase rights made or provided by PG&E; (vi) the obligation of PG&E to collect Fixed Recovery Charges, as servicer, on behalf of the SPE; (vii) the treatment of the sale, assignment or transfer of Recovery Property for tax, financial reporting, or other purposes, or (viii) the True-Up Mechanism as provided in this Financing Order.

51. Sections 850.1(e) and 850.1(g) require the Commission to adjust the Fixed Recovery Charge at least annually, and more often if necessary, to ensure timely recovery of the amounts identified in COL 40. The Commission’s authority under Article 5.8 and pursuant to Section 850.1(g) to authorize periodic true-up adjustments persists until the Recovery Bonds and all other Financing Costs are fully paid and discharged and does not expire like the Commission’s authority to issue financing orders in the first instance under Section 850.6. It is appropriate for PG&E to submit True-Up Mechanism Advice Letters and use an advice letter process to implement the periodic true-up adjustment. The annual Routine True-Up Mechanism Advice Letters shall also address any FRTAs.

52. Any default under the documents relating to the Recovery Bonds will entitle the holders of Recovery Bonds, or the Bond Trustees or representatives for such holders, to exercise the rights or remedies such holders or such Bond Trustees or representatives therefore may have pursuant to any statutory or other lien on the Recovery Property.

53. The advice letters submitted as part of the True-up Mechanism to adjust the Fixed Recovery Charges, as described in the body of this Financing Order, constitute “application[s] . . . to implement a true-up adjustment” pursuant to Section 850.1(g). This mechanism will adjust the Fixed Recovery Charges annually, and semi-annually or more frequently, if necessary, to ensure that the Fixed Recovery Charges provide sufficient revenues to pay in a timely manner all the amounts identified in COL 40.

54. Annual Routine True-Up Mechanism Advice Letters, semi-annual Routine True-Up Mechanism Advice Letters and more frequent interim Routine True-Up Mechanism Advice Letters should be submitted no later than (i) 50 days before the last day of February, in the case of annual Routine True-Up Mechanism Advice Letters, (ii) 50 days before the last day of August, in the case of semi-annual Routine True-Up Mechanism Advice Letter and (iii) 50 days before the proposed effective date (which, for efficacy of reporting, will be the first day of a month), in the case of interim Routine True-Up Mechanism Advice Letters. These Tier 1 advice letters are to receive a Commission Energy Division negative or affirmative response within 20 days of submission. In the absence of a Commission Energy Division negative response, PG&E’s timely revision to the Fixed Recovery Charges and any FRTAs shall automatically go into effect (i) the March 1st immediately following the submission, in the case of annual Routine True-Up Mechanism Advice Letters, (ii) the September 1st immediately following the submission, in the case of semi-annual Routine True-Up Mechanism Advice Letters and (iii) the proposed effective date, in the case of interim Routine True-Up Mechanism Advice Letters. These advice letters shall be based on the pro forma example contained in Attachment 3 of this Financing Order.

55. The Routine True-Up Mechanism Advice Letters shall calculate a revised Fixed Recovery Charge using (i) the cash flow model in described in Attachment 1 of this Financing Order, modified as described in the body of this Financing Order, and (ii) the adjustments to the cash flow model listed in the body of this Financing Order. Protests, review, or correction to a Routine True-Up Mechanism Advice Letter should only address mathematical errors.

56. PG&E shall be allowed to submit Non-Routine True-Up Mechanism Advice Letters based on the pro forma example contained in Attachment 4 of this Financing Order to revise the cash flow model described in Attachment 1 of this Financing Order, as modified in the body of this Financing Order, to meet scheduled payments of Bond principal, interest, and other Financing Costs. Non-Routine True-Up Mechanism Advice Letters will be Tier 2 Advice Letters and submitted at least 90 days before the date when the proposed changes would become effective. The Energy Division should prepare for the Commission’s consideration a resolution that adopts, modifies, or rejects the proposed revisions to the cash flow model. The public will have an opportunity to review and protest a Non-Routine True-Up Mechanism Advice Letter in accordance with Commission procedures to the extent allowed by Section 850.1(e). If the Commission provides a resolution adopting the proposed changes in the Non-Routine True-Up Mechanism Advice Letter, PG&E, or a successor servicer, may implement Fixed Recovery Charge adjustments proposed in such Non-Routine True-Up Mechanism Advice Letter on the effective date identified in the letter. Absent a Commission resolution that adopts, modifies, or rejects the proposed revisions to the cash flow model, PG&E or a successor servicer may implement the adjustments on the effective date identified in the Non-Routine True-Up Mechanism Advice Letter if that date is at least 90 days after the date of submission.

57. PG&E’s proposed mechanisms for establishing and adjusting the Fixed Recovery Charges are reasonable, including the pro forma Issuance Advice Letters, True-Up Mechanism Advice Letters, and tariffs.

58. The Fixed Recovery Charges and FRTAs should be: (i) nonbypassable, (ii) set on an equal cents per kWh basis and (iii) recovered from all existing and future Consumers in PG&E’s Service Territory except for those Consumers participating in the California Alternative Rates for Energy or Family Electric Rate Assistance programs pursuant to Section 850.1(i).

59. PG&E’s proposal to combine all Fixed Recovery Charges and Customer Credits into single line items identified on Consumers’ monthly bills titled “Fixed Recovery Charge” and “Customer Credit” respectively in the electric charges portion of the monthly bills, as further described in Ordering Paragraph 41, is consistent with the requirement of Section 850.1(g) that the Fixed Recovery Charge “appear on the Consumer bills,” and should be approved.

60. Departing Load (DL) Consumers, other than new municipal DL Consumers, shall be obligated to pay Fixed Recovery Charges and any FRTAs using applicable language under existing tariffs and entitled to receive the Customer Credit. In the event that residents of a municipality no longer take transmission and distribution retail service, new municipal DL Consumers would pay the Fixed Recovery Charges and any FRTAs based on one of the following: (i) the last 12 months of the Consumer’s recorded pre-departure use; or (2) actual use. The determination of the Customer Credit applicable to such new municipal DL Consumers will be determined by the Commission in a future proceeding, if any, regarding municipalization.

61. PG&E and the SPE should account for Fixed Recovery Charges in the manner described in the body of this Financing Order.

62. PG&E should act as the initial servicer for Fixed Recovery Charges on behalf of the SPE.

63. To the extent Consumers of electricity in PG&E’s Service Territory are billed by other entities, PG&E (as servicer for the Recovery Property) should bill such Consumers directly or may require these other entities to bill for the Fixed Recovery Charges and FRTAs, and to remit the Fixed Recovery Charge and FRTA revenues to PG&E on behalf of such Consumers.

64. ESPs and other entities that bill and collect the Fixed Recovery Charges and FRTAs from PG&E’s Consumers should satisfy the requirements set forth in PG&E’s Electric Rule 22.P., “Credit Requirements.”

65. Pursuant to Sections 851 and 854, the Commission must authorize any future voluntary or involuntary change in ownership of assets from an electrical or gas corporation to a public entity.44 In the event such an ownership change affects the payment of rates to PG&E by any Consumers in PG&E’s Service Territory, the Commission shall, in the course of authorization, ensure that the new asset owner either (a) continues to bill and collect Fixed Recovery Charges from Consumers and remit such collections to PG&E or a new servicer for the Recovery Bonds or (b) ensures the upfront funding of the Fixed Recovery Charges that would otherwise be paid by Consumers where Fixed Recovery Charge payment would be affected by the ownership change. The Commission’s authorization on those terms will effectuate the State’s pledge and agreement that the State shall not limit nor alter the Fixed Recovery Charges, Recovery Property, this Financing Order, or any rights under this Financing Order until the Recovery Bonds and Financing Costs are fully paid and discharged.45

[44]	§§ 851(a), (b)(1), 854.2(b)(1)(F).
[45]	§ 850.1(e).

66. The Bond Trustee (acting on behalf of the SPE) will have a legal right to only the amount of actual Fixed Recovery Charge cash collections. As servicer, PG&E will be legally obligated to remit Fixed Recovery Charge revenues, on behalf of the SPE, to the Bond Trustee. PG&E should remit the Fixed Recovery Charge revenues in accordance with the procedures described in the body of this Financing Order and the following two Conclusions of Law.

67. Amounts collected by PG&E that represent partial payments of a Consumer’s bill should be allocated pro rata between the Bond Trustee and PG&E based on the ratio of the amount of the Fixed Recovery Charges and any FRTAs billed to the total billed amount. In the event Recovery Bonds are issued in multiple series with different SPEs, the Fixed Recovery Charges should be allocated pro rata between the Bond Trustees for each series.

68. PG&E, as servicer, is obligated to forward to the Bond Trustee (on behalf of the SPE) only Fixed Recovery Charge cash collections as described below. PG&E will remit the estimated Fixed Recovery Charge revenues to the Bond Trustee on a daily basis to avoid an adverse impact on the Recovery Bond credit ratings. Over the life of the Recovery Bonds, PG&E will prepare a monthly report for the Bond Trustee that shows the estimated Fixed Recovery Charge revenues by month over the life of the Recovery Bonds. Estimated Fixed Recovery Charge collections will be based on historic customer payment patterns. Six months after each monthly billing period, PG&E will compare actual Fixed Recovery Charge revenues to the estimated Fixed Recovery Charge revenues that have been remitted to the Bond Trustee for that month during the intervening 6-month period. The difference between the estimated Fixed Recovery Charge collections and the actual Fixed Recovery Charge collection will be netted against the following month’s remittance to the Bond Trustee. The 6-month lag between the first remittance of estimated Fixed Recovery Charge revenues and the final determination of actual Fixed Recovery Charge cash collections allows for the collection process to take its course and is consistent with PG&E’s practice of waiting six months after the initial billing before writing off unpaid customer bills.

69. The Bond Trustee should hold all Fixed Recovery Charge collections received from PG&E in a collection account. The Bond Trustee should use the funds held in the collection account to pay the following on a timely basis: (i) Bond principal and interest; (ii) costs for credit enhancements; (iii) servicing fees and administration fees; (iv) Bond Trustee fees; and (v) other Financing Costs.

70. The Bond Trustee should invest all funds held in the collection account in investment-grade short-term securities that mature on or before the next Bond payment date. Investment earnings should be retained in the collection account to pay debt service and other Financing Costs.

71. All subaccount funds should be available to pay debt service or other Financing Costs. Any funds that remain in the collection account or any subaccount after distributions are made on a Bond payment date (other than an amount up to PG&E’s equity contribution on deposit in the capital subaccount and any amounts required for overcollateralization) will be credited to the excess funds subaccount of the collection account. At the time of the submission of the next Routine True-Up Mechanism Advice Letter, the excess funds subaccount balance should be used to offset the revenue requirement for the Fixed Recovery Charges, including but not limited to replenishing the balance of the capital subaccount if necessary.

72. PG&E should be permitted to receive a rate of return on its equity contribution equal to the weighted average interest rate on the Recovery Bonds, which should be payable as a Financing Cost from the Fixed Recovery Charges and be distributed to PG&E on each Bond payment date, after payment of debt service on the Recovery Bond and other Financing Costs on such date. PG&E shall credit electric Consumers the amount of this rate of return on its equity contribution paid to PG&E regardless of the balance of the Customer Credit Trust. Upon payment of the full principal amount of all Recovery Bonds and the discharge of all obligations that may be paid by use of Fixed Recovery Charges, the Bond Trustee is authorized to release an amount from the capital subaccount up to PG&E’s equity contribution to PG&E.

73. PG&E should be authorized to charge an annual servicing fee of 0.05 percent of the initial Bond principal amount, a level estimated to cover the servicer’s out-of-pocket costs and expenses in servicing the Recovery Bonds. PG&E should be authorized to charge an annual administration fee of $100,000 per series. Regardless of the balance of the Customer Credit Trust, PG&E should separately credit electric Consumers the amount of the servicing fee and the administration fee paid to PG&E.

74. PG&E should not resign as servicer without prior Commission approval.

75. In the event that PG&E fails to perform its servicing functions satisfactorily, as set forth in the Servicing Agreement, or is required to discontinue its billing and collecting functions, a successor servicer acceptable to the Bond Trustee acting on behalf of the Bond holders will replace PG&E; provided that in such an event, we task the Commission’s Energy Division with determining the appropriate annual fees to be paid to the new servicer, and any such fee agreement with the new servicer must be approved by the Commission through a resolution. The new servicer should bill and collect only the Fixed Recovery Charge.

76. Before approving a third-party servicer, the Commission should determine that the appointment will not cause the then-current rating of any then outstanding Recovery Bonds to be withdrawn or downgraded.

77. PG&E should serve a copy of the advice letters authorized by this Financing Order on any party that requests service.

78. The Fixed Recovery Charge and any FRTAs should be imposed on all non-exempt Consumers on an equal cents per kWh basis except for residential rates which shall retain the rate relationships by tier determined by D.15-17-001.

79. Although the Bonds will be issued by the SPE, and not by PG&E, the SPE will be a wholly owned finance subsidiary of PG&E established for the purpose of carrying out this Financing Order of the Commission.

80. PG&E should remit to the Commission’s Fiscal Office the required Section 1904(b) fee of $756,000 by wire. The SPE should reimburse PG&E for this fee as a cost of issuing the Bonds.

81. Notwithstanding Section 1708 or any other provision of law, any requirement under Article 5.8 or this Financing Order that the Commission take action with respect to the subject matter of this Financing Order is binding on the Commission, as it may be constituted from time to time, and any successor agency exercising functions similar to the Commission, and the Commission will have no authority to rescind, alter or amend that requirement in this Financing Order. Notwithstanding the foregoing, the Customer Credit Trust, Customer Credits and related mechanics are referenced herein for pragmatic reasons due to the interplay of the Customer Credits and the Fixed Recovery Charges. However, (i) except for the Customer Credit true-up provisions set forth in Attachment 5 and the Customer Credit bill presentation provisions set forth in Section 5.4, all establishment, governance, funding, distribution, liquidation, regulatory authority and other material provisions relating to the Customer

Credit Trust and Customer Credits are governed by the terms of CPUC orders issued in A.20-04-023, and (ii) the irrevocability of this Financing Order and the Fixed Recovery Charges shall not be extended to or apply to any aspect of the Customer Credit Trust and Customer Credits (including the Customer Credit bill presentation provisions in Section 5.4 and the requirements set forth in Attachment 5, which are included herein out of necessity and, in the case of the Customer Credit true-up provisions in Attachment 5, to ensure they are consistent with the true-up mechanisms adopted herein for the Fixed Recovery Charges, as specifically contemplated by A.20-04-023).

82. This Financing Order is irrevocable to the extent specified in Section 850.1(e).

83. This Financing Order may be supplemented upon the Commission’s own motion or a petition by a party to this proceeding, so long as such supplements are not inconsistent with the terms and provisions herein.

84. PG&E should be allowed to set its electric rates and charges, including any FRTAs but excluding the Fixed Recovery Charges, at levels designed to allow PG&E to recover franchise fees associated with, or imposed on the Fixed Recovery Charges, and PG&E should pay such franchise fees.

85. It is appropriate to apply GO 24-C and the Commission’s Financing Rule to the Recovery Bonds.

86. PG&E should be authorized to report, on behalf of the SPE, all information required by General Order 24-C and the Commission’s Financing Rule regarding the Recovery Bonds.

87. Pursuant to Section 824 and General Order 24-C, PG&E should maintain records that: (i) identify the specific Recovery Bonds issued pursuant to this Financing Order, and (ii) demonstrate that the proceeds from the Recovery Bonds have been used only for the purposes authorized by this Financing Order.

88. Pursuant to Section 850.1(d), this Financing Order will become effective in accordance with its terms only after PG&E provides the Commission with PG&E’s written consent to all the terms and conditions of this Financing Order.

89. There is no need for an evidentiary hearing in this proceeding.

90. The Motion to Dismiss the Financing Order Application should be denied. No good cause has been shown as a basis to delay the adopted schedule for concluding this proceeding as argued in the Motion to Dismiss sponsored by multiple parties. Timely disposition of the Financing Order Application under the currently adopted schedule is consistent with statutory and due process limitations.

91. This Financing Order complies with the provisions of Article 5.8 of the Public Utilities Code that was enacted by SB 901, as amended by AB 1054 and AB 1513.

92. This Financing Order construes, applies, implements, and interprets the provisions of Article 5.8. Therefore, applications for rehearing and judicial review of this Financing Order are subject to Sections 1731 and 1756. These laws provide that any application for rehearing of this Financing Order must be filed within 10 days of the final Financing Order. The Commission must issue its decision on any application for rehearing within 210 days of the filing for rehearing.

93. The following order should be effective immediately in order to comply with statutory deadlines mandated by Article 5.8.

ORDER

IT IS ORDERED that:

1. Pacific Gas and Electric Company (PG&E) is granted authority pursuant to Division 1, Part 1, Chapter 4, Article 5.8 of the Public Utilities Code, subject to the terms and conditions in this Financing Order, to do the following:

i.

Recover Catastrophic Wildfire Amounts and other Recovery Costs which have been determined by this Commission and allocated to ratepayers pursuant to subdivision (c) of Section 451.2 through the issuance of Recovery Bonds (referred to herein as Recovery Bonds or Bonds).

ii.

Arrange for the issuance of Recovery Bonds as defined by Section 850(b)(9). The total principal amount of the Recovery Bonds shall not exceed $7.5 billion. All Recovery Bonds shall be issued on or prior to December 31, 2022 in no more than three series. Each series of Recovery Bonds will be subject to a separate issuance approval process, including a separate Issuance Advice Letter, separate Finance Team review and approval process and separate PG&E and lead left underwriter(s) certification requirement.

iii.

Arrange for the issuance of the Bonds through one or more Financing Entities as that term is defined by Section 850(b)(5). Each Financing Entity shall be a Special Purpose Entity (SPE) that is formed and wholly owned by PG&E.

iv.	Apply the Bond proceeds to recover, finance, or refinance Recovery Costs as that term is defined by Section 850(b)(10).

v.

Arrange for the recovery, via nonbypassable rates and charges, of Fixed Recovery Charges (Fixed Recovery Charges) as that term is defined by Section 850(b)(7) and Fixed Recovery Tax Amounts (FRTAs) as that term is defined by Section 850(b)(8).

vi.

PG&E’s commitment to provide or PG&E’s ability to provide the Customer Credit, or PG&E’s ability to provide shareholder tax benefits cash flows or other amounts to the Customer Credit Trust, shall not limit or alter the Fixed Recovery Charges, the Recovery Property, the SPE’s ownership of the Recovery Property, the SPE’s separateness from PG&E and PG&E Corporation, this Financing Order, or any rights under this Financing Order.

2. Prior to the issuance of each series of Recovery Bonds, each Recovery Bond series and the associated Recovery Bond transactions shall be reviewed and approved by the Commission’s Finance Team consisting of the Commission’s General Counsel, the Deputy Executive Director for Energy and Climate Policy, other Commission staff, outside bond counsel, and any other outside experts that the Finance Team deems necessary. The other outside expertise may include, for example, independent legal counsel and an independent financial advisor to assist the Finance Team in overseeing and reviewing the issuance of a series of Recovery Bonds. Any costs incurred by the Finance Team in connection with its review and approval of a series of Recovery Bonds shall be treated as a Bond Issuance Cost. The purpose of the Finance Team is to provide oversight over the structuring, marketing, and pricing of each Recovery Bond transaction and to review and approve the material terms of such transaction in light of the goal to reduce rates on a present value basis to the maximum extent possible pursuant to Assembly Bill 1054’s directives.

3. In a pre-issuance review process, the Finance Team will have the right to review all material terms of the Recovery Bonds and other items the Finance Team determines are appropriate to perform its role, which may include, without limitation, (1) the underwriter and syndication group size, selection process, participants, allocations, and economics; (2) the structure of the Recovery Bonds; (3) the Recovery Bonds’ credit rating agency application; (4) the underwriters’ preparation, marketing, and syndication of the Recovery Bonds;

(5) the pricing of the Recovery Bonds and certifications provided by Pacific Gas and Electric Company (PG&E) and the lead left underwriter(s) regarding pricing; (6) all associated Recovery Bond costs (including Bond Issuance Costs and other Financing Costs), servicing and administrative fees and associated crediting, (7) maturities, (8) reporting templates, (9) the amount of PG&E’s equity contribution to the related SPE, (10) overcollateralization and other credit enhancements and (11) the initial calculation of the related Fixed Recovery Charges. The foregoing and other items may be reviewed during the entire course of the Finance Team’s process. We expect PG&E will resolve material terms and structuring issues with the Finance Team prior to commencing marketing (subject to any modifications required as a result of such marketing process). This pre-issuance review process is intended to create Recovery Bonds with material terms that can meet the statutory requirements; in particular, that the Recovery Bonds reduce on a present value basis to the maximum extent possible, the rates that Consumers would pay as compared to the use of traditional utility financing mechanisms. The Finance Team’s review will continue until the related Issuance Advice Letter becomes effective as described in Ordering Paragraph 17. The Finance Team has the ability to be included and participate in all calls, meetings, e-mails, and other communications relating to the structuring, marketing, pricing, and issuance of each series of Recovery Bonds.

4. The Finance Team’s pre-issuance review and approval of the material terms and structure of a series of Recovery Bonds will be evidenced by a letter from the Finance Team to Pacific Gas and Electric Company (PG&E) delivered on or before the date of the pricing of the relevant Recovery Bonds. PG&E shall also be required to include such letter as an attachment to the Issuance Advice Letter relating to such series of Recovery Bonds. Such approval letter shall be a condition precedent to the issuance of such series of Recovery Bonds.

5. The Bonds shall be amortized on a modified mortgage style basis to be determined at the time of issuance in the Issuance Advice Letter, such that principal payments may be made at a reduced amount for the first several payment periods. The legal maturity date of the latest maturing tranche of Bonds shall be no later than 32 years after the date of issuance.

6. Pacific Gas and Electric Company may elect to establish one or more Special Purpose Entities to issue up to three series of Recovery Bonds.

7. Any offering of Recovery Bonds shall be structured to be a “Qualifying Securitization” under IRS Revenue Procedure 2005-62.

8. The Bonds issued pursuant to this Financing Order shall contain a legend to the following effect: “Neither the full faith and credit nor the taxing power of the State of California is pledged to the payment of principal of, or interest on, this bond.”

9. In accordance with Section 850.1(h), Recovery Property established by this Financing Order and identified in the Issuance Advice Letter shall be created simultaneously with the sale of such Recovery Property to the Special Purpose Entity, will constitute a current property right and will thereafter continuously exist as property for all purposes.

10. The transfer of the Recovery Property by Pacific Gas and Electric Company (PG&E) to a Special Purpose Entity shall be in accordance with Section 850.4, and notwithstanding PG&E’s obligation to provide the Customer Credit pursuant to Application 20-04-023, shall be treated as an absolute transfer of all of PG&E’s right, title, and interest, as in a true sale, and not as a pledge or other financing, of the Recovery Property, other than for federal and state income tax and franchise tax purposes.

11. Upon the sale by Pacific Gas and Electric Company (PG&E) of Recovery Property to the Special Purpose Entity (SPE), the SPE will have all of the rights originally held by PG&E with respect to the Recovery Property, including the right to exercise any and all rights and remedies to collect any amounts payable by any Consumer in respect of the Recovery Property, including the Fixed Recovery Charges, and to obtain true-up adjustments to the Fixed Recovery Charges pursuant to the True-Up Mechanism, notwithstanding any objection or direction to the contrary by PG&E.

12. Acting as initial servicer for the Recovery Property, Pacific Gas and Electric Company shall recover the Fixed Recovery Charges on behalf of a Special Purpose Entity.

13. The owners of Recovery Property will be entitled to recover Fixed Recovery Charge revenues in the aggregate amount equal to the principal amount of the associated series of Recovery Bonds, all interest thereon, any credit enhancements, servicing and administration fees and all other ongoing Financing Costs with respect to the scheduled payments of the associated series of Recovery Bonds, as well as other amounts payable under any interest rate swap agreement or the indenture pursuant to which the associated series of Recovery Bonds is issued.

14. The Fixed Recovery Charges and Fixed Recovery Tax Amounts (FRTAs) shall be nonbypassable and recovered from existing and future Consumers, as defined in Section 850(b)(3), in Pacific Gas and Electric Company’s Service Territory except for Consumers participating in the California Alternative Rates for Energy or Family Electric Rate Assistance programs pursuant to Section 850.1(i). The Fixed Recovery Charges and any FRTAs shall be imposed on all non-exempted Consumers on an equal cents per kilowatt hour basis.

15. Except in the case of municipalization, consumers that no longer take transmission and distribution retail service from Pacific Gas and Electric Company after the date of this Financing Order, or that meet relevant criteria in the applicable tariff, shall be treated as departing load (DL) Consumers using applicable tariffs for DL Consumers, including E-DCG, and will be subject to pay the Fixed Recovery Charges and any Fixed Recovery Tax Amounts (FRTAs) and entitled to receive the Customer Credit. DL Consumers shall pay the Fixed Recovery Charges and any FRTAs (and be eligible to receive the associated Customer Credit) based on one of the following: (i) the last 12 months of the Consumer’s recorded pre-departure use; (ii) an average derived from the last three years of recorded use; or (iii) actual use. In the event that residents of a municipality no longer take transmission and distribution retail service, new municipal DL Consumers would pay the Fixed Recovery Charges and any FRTAs based on one of the following: (i) the last 12 months of the Consumer’s recorded pre-departure use; or (2) actual use.

16. There shall be a separate Fixed Recovery Charge and separate FRTAs for each series of Bonds.

17. To implement the Fixed Recovery Charge and any Fixed Recovery Tax Amounts for each series of Bonds, Pacific Gas and Electric Company shall submit an Issuance Advice Letter in the form, timeframe, and manner described in the body of this Financing Order. The Issuance Advice Letter and the Fixed Recovery Charges established by such Issuance Advice Letter shall become effective at noon on the fourth business day after pricing unless before noon on the fourth business day after pricing the Commission staff rejects the Issuance Advice Letter. The Commission staff’s review of each Issuance Advice Letter shall be limited to the arithmetic accuracy of the calculations and compliance with (i) Article 5.8, (ii) this Financing Order and (iii) the requirements of the Issuance Advice Letter (including the attached Finance Team approval letter). The Special Purpose Entity, identified in the Issuance Advice Letter will constitute a Financing Entity for all purposes of Article 5.8.

18. Once Recovery Property is established by this Financing Order, the Recovery Property, Fixed Recovery Charges, Fixed Recovery Tax Amounts and other terms and conditions in the Financing Order shall not be adjusted in response to protests, the failure to provide the Customer Credit or the failure of Pacific Gas and Electric Company to make contributions to the Customer Credit Trust as mandated by the terms of California Public Utilities Commission orders issued in Application 20-04-023.

19. Pacific Gas and Electric Company shall file a Fixed Recovery Charge tariff no later than 10 days after this Financing Order is mailed. The Fixed Recovery Charge tariff shall be based on the pro forma tariff contained in Appendix A of Chapter 8 of Application 20-04-023. The Fixed Recovery Charge tariff shall be effective simultaneously with the effective date of the Fixed Recovery Charges specified in the first Issuance Advice Letter.

20. If necessary to meet rating agency requirements or to address the timing of the initial period of Fixed Recovery Charge collections, the Recovery Bonds may have an initial payment period longer or shorter than other payment periods and amortization of principal may be deferred in part in connection with the scheduled payment of debt service on each series of Recovery Bonds during the first two- and one-half years to three years.

21. Total Bond Issuance Costs for one issuance are estimated to be between $36 million and 57 million (excluding Finance Team expenses). Estimated costs for the Commission are included in the estimate. Actual costs for each issuance shall be included in the Issuance Advice Letter for the relevant series.

22. The Special Purpose Entity (SPE), may obtain credit enhancements for the Recovery Bonds, but only if: (i) the credit enhancements are required by the rating agencies, or (ii) the all-in cost of the Bonds with the credit enhancements is expected to be less than without the credit enhancements. Any credit enhancement costs collected through the Fixed Recovery Charge in excess of total debt service and other Financing Costs shall be the property of the SPE. After the Recovery Bonds are repaid, all amounts in the collection account, including each subaccount (other than an amount from the capital subaccount up to Pacific Gas and Electric Company’s equity contribution) will be returned to Consumers through a subsequent ratemaking proceeding.

23. If required by the rating agencies to obtain the highest possible rating, an overcollateralization subaccount may be established; the overcollateralization amount for such subaccount may be an amount required by such rating agencies. The overcollateralization amount for each series of Bonds, if required by the rating agencies, shall be: (i) set forth in the Issuance Advice Letter for each series of Bonds, and (ii) funded in equal amounts on each Bond payment date, or in other such amounts and in such a manner as required by the rating agencies.

24. Pacific Gas and Electric Company shall sell or assign all of its interest in Recovery Property arising from or constituting the Fixed Recovery Charge revenues that are the subject of this Financing Order to one or more SPEs as provided in Ordering Paragraph 1.

25. Subject to compliance with the specific requirements of this Financing Order, including those requirements set forth in the body of this Financing Order and the accompanying Findings of Fact and Conclusions of Law, including Finance Team review and approval and Commission staff review of the Issuance Advice Letter, Pacific Gas and Electric Company and the Special Purpose Entity, may establish the terms and conditions of the Bonds, including repayment schedules, terms, payment dates, collateral, credit enhancement, required debt service, reserves, indices and other Financing Costs and features and costs.

26. The Special Purpose Entity, shall transfer the Bond proceeds (net of estimated Bond Issuance Costs) to Pacific Gas and Electric Company as payment of the purchase price of the Recovery Property.

27. The owner of Recovery Property shall have the right to recover principal, interest, and other Financing Costs associated with the Recovery Bonds through the Fixed Recovery Charge authorized in this Financing Order.

28. 0. The Special Purpose Entity, as the owner of the Recovery Property, may pledge the Recovery Property as collateral to an indenture trustee to secure payments of principal, interest, servicing and administration expenses, credit enhancements, interest rate swap agreements, and other amounts payable under an indenture pursuant to which Recovery Bonds are issued.

29. The Special Purpose Entities responsible for issuing the Recovery Bonds are exempt from the new affiliate requirements established in Decision 20-05-053.

30. The Special Purpose Entity shall: (i) include one or more independent members on its board of directors or members in the case of a corporation or a limited liability company, or an independent trustee in the case of a trust; (ii) have restrictions on its ability to declare bankruptcy or to engage in corporate reorganizations; and (iii) limit its activities to those related to the Recovery Bonds.

31. After Pacific Gas and Electric Company (PG&E) has sold, assigned, or otherwise transferred its interest in Recovery Property to the Special Purpose Entity (SPE), PG&E shall: (i) operate its system to provide service to Consumers in its Service Territory, (ii) act as initial servicer under the transaction documents associated with the related Recovery Bonds, and (iii) as initial servicer, bill and collect amounts in respect of the Fixed Recovery Charges for the benefit and account of the SPE and account for and remit these amounts to or for the account of the SPE.

32. Pacific Gas and Electric Company (PG&E) shall contribute equity to the Special Purpose Entity (SPE). The SPE equity proceeds, equal to at least an appropriate and legally necessary amount shall be pledged to secure the Recovery Bonds and shall be deposited into a capital subaccount in the collection account held by the Bond Trustee. PG&E should be permitted to receive a rate of return on its equity contribution equal to the weighted average interest rate on the Recovery Bonds, which should be payable as a Financing Cost from the Fixed Recovery Charges and be distributed to PG&E on each Bond payment date, after payment of debt service on the Recovery Bond and other Financing Costs on such date. PG&E shall credit electric Consumers the amount of this rate of return on its equity contribution paid to PG&E regardless of the balance of the Customer Credit Trust. Upon payment of the full principal amount of all Recovery Bonds and the discharge of all obligations that may be paid by use of Fixed Recovery Charges, the Bond Trustee is authorized to release an amount from the capital subaccount up to PG&E’s equity contribution to PG&E.

33. The Commission shall have full access to the books and records of the Special Purpose Entity (SPE). Pacific Gas and Electric Company (PG&E) shall not make any profit from the SPE, except for an authorized return on PG&E’s equity investment in the SPE as described above in Ordering Paragraph 32. If the equity capital is drawn upon, it may be replenished via the Fixed Recovery Charges.

34. Recovery Bonds will be sold in one or more negotiated offerings through one or more underwriters.

35. Pacific Gas and Electric Company shall use the amounts that it derives from the net Bond proceeds to reimburse itself for or pay Catastrophic Wildfire Amounts.

36. The Recovery Bonds do not require the Commission’s approval pursuant to Sections 701.5, 817 or 818 because those provisions apply to the issuance of debt by a public utility, and the Special Purpose Entity, not Pacific Gas and Electric Company, will issue the Recovery Bonds.

37. The Recovery Bonds approved by this Financing Order comply with Section 817(d), (f), (g) and (h) and Section 818, even if those provisions did apply.

38. Pacific Gas and Electric Company is authorized pursuant to Section 823(d) to refund its temporary utility debt in connection with issuance of the Recovery Bonds.

39. In accordance with Section 850.1(e) the Commission shall not rescind, amend or alter the financing order, or otherwise revalue or revise for ratemaking purposes the recovery costs or the costs of recovering, financing, or refinancing the recovery costs, in any way to reduce or impair the value of Recovery Property, including by either directly or indirectly taking Fixed Recovery Charges into account when setting other rates for Pacific Gas and Electric Company (PG&E). PG&E’s failure to pay the Customer Credit also shall not impair the characterization of the sale, assignment or transfer of the recovery property to the Special Purpose Entity (SPE) as an absolute transfer and true sale or affect or impair the SPE’s ownership of the recovery property or the SPE’s separateness from PG&E and PG&E Corporation.

40. Beginning in the first month, the Fixed Recovery Charges and the Customer Credit will appear on the bill of each Consumer in the Service Territory as electric charges.

41. Pacific Gas and Electric Company’s (PG&E’s) monthly Consumer bill shall disclose the amount of the Fixed Recovery Charges and Customer Credits, that the Fixed Recovery Charge revenues are being transferred to the Special Purpose Entities (SPEs), that PG&E is collecting the Fixed Recovery Charges on behalf of the SPEs, and that the Fixed Recovery Charges do not belong to PG&E. PG&E shall be permitted to combine all Fixed Recovery Charges and Customer Credits into single line items identified on Consumers’ monthly bills as electric charges titled “Fixed Recovery Charge” and “Customer Credit” respectively. The back of the monthly bill shall provide a description of the “Fixed Recovery Charge” and “Customer Credit” as set forth in the body of this Financing Order either directly on the bill itself or at a uniform resource locator (URL) address on the bill to a PG&E website that includes further information on the definitions used on the bill. If the descriptions are not on the bill itself, PG&E shall also include the descriptions in an annual bill insert.

42. If, subsequent to the issuance of the Financing Order, Pacific Gas and Electric Company (PG&E) receives, for Catastrophic Wildfire Amounts included in the Recovery Costs addressed in this Financing Order, additional insurance proceeds, tax benefits other than shareholder tax benefits or other amounts or reimbursements, PG&E shall credit customers, in a manner determined at the time by the Commission and in accordance with the terms of California Public Utilities Commission orders issued in Application 20-04-023, but the Commission may not adjust, amend or modify the Recovery Costs, Fixed Recovery Charges, Fixed Recovery Tax Amounts, this Financing Order, the Recovery Property, or the Recovery Bonds.

43. If a Consumer makes only partial payment of a bill, Pacific Gas and Electric Company and any successor servicer shall allocate amounts collected from that Consumer pro rata among the Fixed Recovery Charges, the Fixed Recovery Tax Amounts and other rates and charges.

44. If a Pacific Gas and Electric Company (PG&E) Consumer fails to pay the Fixed Recovery Charge or Fixed Recovery Tax Amounts, PG&E may shut-off power to such Consumer in accordance with Commission-approved shut-off policies; provided, however, that temporary changes in utility shut-off procedures due to emergencies, such as the current COVID-19 pandemic, will be permitted.

45. The True-Up Mechanism for adjusting the Fixed Recovery Charge that is described in the body of this Financing Order and the accompanying Conclusions of Law, including the use of an advice letter process, is adopted. The Commission’s authority under Article 5.8 and pursuant to Section 850.1(g) to authorize periodic true-up adjustments shall persist until the Recovery Bonds and all Financing Costs are fully paid and discharged, and shall not expire like the Commission’s authority to issue financing orders in the first instance under Section 850.6.

46. Pacific Gas and Electric Company shall submit annual Routine True-Up Mechanism Advice Letters, semi- annual Routine True-Up Mechanism Advice Letters and more frequent, if necessary, interim Routine True-Up Mechanism Advice Letters in the form, timeframe, and manner described in the body of this Financing Order and the accompanying Conclusions of Law. The adjustments to the Fixed Recovery Charges specified in these advice letters shall go into effect automatically in the timeframe as described in this Financing Order and the advice letter(s). Annual Routine True-Up Mechanism Advice Letters shall also address any Fixed Recovery Tax Amounts.

47. Pacific Gas and Electric Company (PG&E) shall submit Non-Routine True-Up Mechanism Advice Letters to propose revisions to the logic, structure, or components of the cash flow model described in Attachment 1 of this Financing Order in the form, timeframe, and manner described in the body of this Financing Order and the accompanying Conclusions of Law. If the Commission provides a resolution adopting the proposed changes in the Non-Routine True-Up Mechanism Advice Letter, PG&E, or a successor servicer, may implement Fixed Recovery Charge adjustments proposed in such Non-Routine True-Up Mechanism Advice Letter on the effective date identified in the letter. Absent a Commission resolution that adopts, modifies, or rejects the proposed revisions to the cash flow model, PG&E or a successor servicer may implement the adjustments on the effective date identified in the Non-Routine True-Up Mechanism Advice Letter if that date is at least 90 days after the date of submission. The submission or approval of any Non-Routine True-Up Mechanism Advice Letter shall not affect or alter the finality or irrevocability of this Financing Order, or of any Fixed Recovery Charges approved hereunder.

48. All true-up adjustments to the Fixed Recovery Charge shall ensure the billing of Fixed Recovery Charges necessary to correct for any overcollection or undercollection of the Fixed Recovery Charges authorized by this Financing Order and to otherwise ensure the timely provision for all scheduled (or legally due) payments of principal (including, if any, prior scheduled but unpaid principal payments), interest, all amounts payable to any swap counterparty in connection with the related series of Bonds, and any other amounts due in connection with the related series of Bonds (including ongoing fees and expenses and amounts required to be deposited in or allocated to any collection account or subaccount) during the current or next succeeding payment period. Such amounts are referred to as the Periodic Payment Requirement. True-up submissions shall be based upon the cumulative differences, regardless of the reason, between the Periodic Payment Requirement and the actual amount of Fixed Recovery Charge collections remitted to the Bond Trustee for the series of Bonds.

49. Pacific Gas and Electric Company and the Special Purpose Entity shall account for revenues and credits from the Fixed Recovery Charges, the Customer Credit Trust and the Customer Credit as described in the body of this Financing Order and the accompanying Conclusions of Law and the terms of the California Public Utilities Commission orders issued in Application 20-04-023.

50. Pacific Gas and Electric Company shall not resign as servicer without prior approval from the California Public Utilities Commission.

51. An annual servicing fee shall be paid to Pacific Gas and Electric Company (PG&E) or any successor servicer. The annual servicing fee paid to PG&E shall be 0.05 percent of the initial principal amount of the Bonds as estimated to cover out-of-pocket costs and expenses of PG&E, as servicer. PG&E shall credit electric Consumers the amount of these servicing fees paid to PG&E regardless of the balance of the Customer Credit Trust. The annual fee paid to a successor servicer shall be no greater than the amount required by the rating agencies to receive the highest possible Bond ratings; provided that in such an event, we task the Commission’s Energy Division with determining the appropriate annual fees to be paid to the new servicer, and any such fee agreement with the new servicer must be approved by the Commission through a resolution.

52. An annual administration fee will be paid to Pacific Gas and Electric Company (PG&E) as administrator of the SPE. The annual administration fee shall be $100,000 per series of Bonds. PG&E shall credit electric Consumers the amount of this administration fee paid to PG&E regardless of the balance of the Customer Credit Trust.

53. If Consumers of electricity in Pacific Gas and Electric Company’s (PG&E’s) Service Territory are billed by other entities, PG&E (as servicer for the Recovery Property) shall bill the Consumers directly or may require these other entities to bill for the Fixed Recovery Charges and Fixed Recovery Tax Amounts and to remit the Fixed Recovery Charge and Fixed Recovery Tax Amount revenues to PG&E on behalf of such Consumers.

54. ESPs and other third parties that bill and collect the Fixed Recovery Charges and any Fixed Recovery Tax Amounts from Pacific Gas and Electric Company’s (PG&E’s) Consumers shall satisfy the requirements set forth in PG&E’s Electric Rule 22.P.

55. In the course of authorizing any future change in ownership of assets from Pacific Gas and Electric Company (PG&E) to a public entity as described in Conclusion Of Law 65, the Commission shall establish conditions which either: (i) ensure the up-front funding of the Fixed Recovery Charges that would otherwise be paid by Consumers in PG&E’s Service Territory whose rate payment would be affected by the ownership change; or (ii) establish procedures to ensure the continued billing and collection of Fixed Recovery Charges from those Consumers and remittance of such collections to PG&E.

56. The Commission will not approve the appointment of any third-party servicer of Recovery Property without first determining that: (i) such approval will not cause any then- current credit rating of any then outstanding Recovery Bonds to be withdrawn or downgraded, and (ii) the servicing fee paid to the third-party servicer is reasonable.

57. Pacific Gas and Electric Company shall remit Fixed Recovery Charge revenues to the Bond Trustee, on behalf of the Special Purpose Entity, in accordance with the procedures described in the body of this Financing Order and the accompanying Conclusions of Law.

58. The Bond Trustee shall: (i) account for all funds as described in the body of this Financing Order and the associated Conclusions of Law; (ii) invest all funds in investment-grade short-term debt securities; and (iii) make principal and interest payments to Bond investors and pay other Financing Costs.

59. In the event of a default by Pacific Gas and Electric Company in transferring the Fixed Recovery Charge revenues to the Bond Trustee on behalf of the Special Purpose Entity (SPE), the following parties may petition the Commission to order the sequestration and payment to the Bond Trustee for the benefit of the SPE of revenues arising from the Recovery Property: (a) the holders of the Recovery Bonds and the Bond Trustees or representatives thereof as beneficiaries of any statutory or other lien permitted by the Public Utilities Code, (b) the SPE or its assignees, and (c) pledgees or transferees, including transferees under Section 850.4, of the Recovery Property.

60. All regulatory approvals within the jurisdiction of the Commission that are necessary for the securitization of the Fixed Recovery Charges associated with Recovery Costs that are the subject of Application 21-01-004, the issuance of the Recovery Bonds and all related transactions contemplated in the application consistent with the approved Financing Order are hereby granted.

61. Pursuant to Section 824 and General Order 24-C, Pacific Gas and Electric Company shall maintain records that: (i) identify the specific Recovery Bonds issued pursuant to this Financing Order, and (ii) demonstrate that the proceeds from the Recovery Bonds have been used only for the purposes authorized by this Financing Order.

62. Pacific Gas and Electric Company shall report, on behalf of the SPE, all information required by General Order 24-C and the Commission’s Financing Rule regarding the Recovery Bonds.

63. The Joint Motion to Dismiss filed by multiple parties in this proceeding is denied.

64. The additional evidence offered on February 25, 2021 by The Utility Reform Network and Cal Advocates in this proceeding is admitted. The additional evidence offered on February 25, 2021 by Wild Tree is stricken.

65. This Financing Order shall become effective in accordance with its terms and conditions only when Pacific Gas and Electric Company (PG&E) provides its written consent to all terms and conditions of this Financing Order. This Financing Order shall be void and of no force or effect if PG&E does not provide its written consent to all terms and conditions of this Financing Order.

66. Pacific Gas and Electric Company (PG&E) shall file and serve within 10 days from the date this Financing Order is mailed a written statement that either: (i) PG&E consents to all terms and conditions of this Financing Order, or (ii) PG&E does not consent to all terms and conditions of this Financing Order. If the latter, PG&E’s written statement shall identify the specific terms and conditions it does not consent to and explain why it does not consent to these terms and conditions.

67. Following Pacific Gas and Electric Company’s (PG&E’s) written consent, this Financing Order, together with the Fixed Recovery Charges authorized by this Financing Order, shall become irrevocable to the extent specified in Public Utilities Code Section 850.1(e) and be binding upon PG&E and any successor to PG&E that provides electric distribution service directly to Consumers of electricity within PG&E’s Service Territory.

68. On or after the effective date of this Financing Order, upon the request of Pacific Gas and Electric Company, the SPE, the indenture trustee in connection with a series of Recovery Bonds (Bond Trustee), or all of them, the Commission’s General Counsel shall execute and deliver the following to PG&E, the SPE, and/or the Bond Trustee: (i) a certificate that attaches a true, correct, and complete copy of this Financing Order and certifies such copy to be the act and deed of this Commission; (ii) a certificate that states this Financing Order has not been altered, rescinded, amended, modified, revoked, or supplemented as of the date of the closing of any series of Recovery Bonds authorized by this Financing Order; and (iii) a certificate that states the Commission has reviewed and approved each series of Recovery Bonds in accordance with this Financing Order.

69. Within 10 days from the date when all preconditions to the issuance of the Bonds have been satisfied, and in any event prior to the issuance of the first series of Bonds, Pacific Gas and Electric Company (PG&E) shall remit to the Commission’s Fiscal Office the amount of $756,000 by wire to pay fees related to Section 1904, and the SPE shall reimburse PG&E for such payment. The decision number of this Financing Order shall be written on the face of the check.

70. The requirements set forth in Attachment 5 are included herein out of necessity to ensure they are consistent with the true-up mechanisms adopted herein for the Fixed Recovery Charges, as specifically contemplated by Application 20-04-023.

71. Application 21-01-004 is granted as set forth in the previous Ordering Paragraphs.

72. Application 21-01-004 is closed.

This order is effective today.

Dated May 6, 2021, at San Francisco, California.

MARYBEL BATJER
President
MARTHA GUZMAN ACEVES CLIFFORD RECHTSCHAFFEN GENEVIEVE SHIROMA DARCIE HOUCK
Commissioners

Attachments to the Financing Order

Attachment 1

Description of Cash Flow Model

Introduction

The purpose of this attachment is to describe the cash flow model used to calculate the Fixed Recovery Charge (FRC) or the Fixed Recovery Tax Amount (FRTA) for electric customers.46 FRC rates will be calculated separately for each series of Recovery Bonds (Bonds) issued.

The remainder of this attachment is organized as follows:

•	Overview of the Bond Cash Flow Model; and

•	FRC rate calculation.

Overview of the Bond Cash Flow Model

The Bond cash flow spreadsheet models the expected annual revenue requirement of the Bonds based on assumptions for the electric load forecast for the forthcoming year, annual debt service of the Bonds, losses on collections from customers, and ongoing expenses such as overcollateralization, servicing and trustee fees. The model determines the annual FRC revenue requirement and rate for electric customers necessary to collect sufficient funds to pay the interest and principal on the Bonds, as well as the servicing fees, trustee fees, credit rating agency fees, and other necessary fees.

FRC Rate Calculation

The Bond cash flow model will calculate one FRC rate that will apply to electric customers. The initial FRC rate will be determined as described below:

Step 1: Determine the electric sales forecast for eligible electric customers for the forthcoming year.

[46]	The Cash Flow Model described in this Attachment 1 is applicable to both the FRC and the FRTA, and references to the FRC throughout this Attachment 1 include the FRTA.

Step 2: Determine all components to be covered by FRC revenue requirement in each year. These components include Bond principal, interest, and other approved financing costs.47

This model assumes that FRC collections will be remitted daily and held by the Bond Trustee in a collection account for distribution on semi-annual payment dates. The model also assumes a collection curve, such that when applied to the billed revenue for a given day the collection curve will map that day’s billed revenue into expected daily cash receipts over the following 180 days, with any amount unpaid at 180 days assumed to be uncollectible.

Step 3: The rate per kWh for the year will equal the sum of the components covered by the FRC for the year divided by the estimated eligible sales for that year:

For the forecast year, Rate/kWh = FRC Revenue Requirement / Estimated Sales

Pacific Gas and Electric Company (PG&E) has calculated an illustrative rate of 0.541 cents per kWh based on eligible sales of 72,933 gigawatt-hours and an annual revenue requirement of $394.7 million (the FRC Revenue Requirement). The actual rate implemented for recovery of the Bond would be based on PG&E’s then current estimate of eligible sales.

[47]

Uncollectible billed FRC charge revenue and the timing of the remittances based on servicing procedures and delinquencies will each affect cash flow available to cover the tariff components and, consequently, will each be factored into the FRC charge as a component.

Attachment 2

Form of Issuance Advice Letter

[date]

Advice -E

(Pacific Gas and Electric Company ID [ ])

Public Utilities Commission of the State of California

Subject: Issuance Advice Letter for Recovery Bonds

Pursuant to California Public Utilities Commission (CPUC) Decision (D.) [ ] (Decision), Pacific Gas and Electric Company (PG&E) hereby submits, one day after the pricing date of this series of Recovery Bonds, the initial Fixed Recovery Charges for the series. This Issuance Advice Letter is for the Recovery Bonds [series             , tranche(s)             ].

Purpose

This Issuance Advice Letter establishes initial Fixed Recovery Charges for rate schedules for Consumers. This Issuance Advice Letter also establishes the Recovery Property to be sold to the Recovery Property Owner (Special Purpose Entity or SPE).

Background

In Decision [ ], the Commission authorized PG&E to submit Issuance Advice Letters when final terms and pricing for Recovery Bonds have been established. Issuance Advice Letter submissions are those in which PG&E uses the bond sizing methodology and Fixed Recovery Charge formulas found reasonable by the Commission in Decision [ ] to establish initial Fixed Recovery Charges for a series of Recovery Bonds. Using the methodology approved by the Commission in Decision [ ], this Issuance Advice Letter establishes Fixed Recovery Charges.

Issuance Information:

Decision [     ] requires PG&E to provide the following information.

Recovery Bond Name: ___________________

Recovery Property Owner (SPE): ___________________

Bond Trustee(s): ___________________

Closing Date: _____________________

Bond Rating: ______________________

Amount Issued: ___________________

Bond Issuance Costs: ___________________

Bond Issuance Costs as a Percent of Amount Issued: ___________________

Recovery Costs Financed: ___________________

Coupon Rate(s): ___________________

Call Features: _____________________

Expected Principal Amortization Schedule: See Exhibit 1

Scheduled Final Payment Date: ___________________

Legal Maturity Date: ___________________

Distributions to Investors (quarterly or semi-annually): __________________

Annual Servicing Fee as a percent of the issuance amount: _______________

Overcollateralization amount for the series, if any: ______________________

Principal Amount of Recovery Property Established: ____________________

Bond Issuance Costs

Bond Issuance Costs
Underwriter Fees and Expenses	$
Legal Fees and Expenses
SEC Registration Fees
Rating Agency Fees
Accounting Fees and Expenses
Section 1904 Fees[1]
Printing/Edgarizing Costs
Bond Trustee Fees and Expenses
Original Issue Discount
Finance Team Fees and Expenses
Miscellaneous
Costs of the Commission
Total	$
Note 1: Section 1904 Fees computed by today’s Order.

True-Up Mechanism

Not less often than annually, the servicer will compare the actual principal amortization with the scheduled principal amortization as set forth in Exhibit 1. If the servicer forecasts that Fixed Recovery Charge collections will be insufficient to make all scheduled payments of bond principal, interest, and related costs on a timely basis during the current or next succeeding payment period or to replenish any draws upon the capital subaccount, a change to the Fixed Recovery Charges will be requested via a Routine True-Up Mechanism Advice Letter or Non- Routine True-Up Mechanism Advice Letter in accordance with Decision [     ] .

Ongoing Financing Costs

Estimated Ongoing Financing Costs
Servicing Fee (PG&E as Servicer) ([##]% of the initial Recovery Bond principal amount)	$
Administration Fee
Accountant’s Fee
Legal Fees/Expenses for PG&E’s/Issuer’s Counsel
Bond Trustee’s/ Bond Trustee’s Counsel Fees and Expenses
Independent Managers’ Fees
Rating Agency Fees
Printing/Edgarizing Fees
Miscellaneous
TOTAL ONGOING FINANCING COSTS (with PG&E as Servicer)	$
Ongoing Servicers Fee (Third Party as Servicer) (0.[##] % of initial principal amount)
TOTAL ONGOING FINANCING COSTS (Third Party as Servicer)	$

Fixed Recovery Charges

Table 1 below shows the current assumptions for each of the variables used in the Fixed Recovery Charges calculation.

TABLE 1

Input Values For Fixed Recovery

Charges

kWh sales for the applicable period
Percent of revenue requirement allocated to Consumers
Percent of Consumers’ revenue written off
Percent of Consumers’ billed amounts expected to be uncollected
Percent of billed amounts collected in current month
Percent of billed amounts collected in second month after billing
Percent of billed amounts collected in third month after billing
Percent of billed amounts collected in fourth month after billing
Percent of billed amounts collected in fifth month after billing
Percent of billed amounts collected in sixth month after billing
Ongoing Financing Costs for the applicable period
Expected Fixed Recovery Charges outstanding balance as of__/__/____

Table 2 shows the initial Fixed Recovery Charges calculated for Consumers. The Fixed Recovery Charge calculations are shown in Exhibit 2.

TABLE 2
Consumers Fixed Recovery Charge[48]	¢/kWh

Exhibit 3 includes proposed changes to [Part I of PG&E’s Preliminary Statement] to show Fixed Recovery Charges to be effective ______, [year].

[48]	For residential rates, PG&E proposes to retain the rate relationships by tier determined by D.15-07-001 with the addition of the Fixed Recovery Charges and Customer Credit.

Recovery Property

Recovery Property is the property described in Public Utilities Code Section 850(b)(11) relating to the Fixed Recovery Charges set forth herein, including, without limitation, all of the following:

(1)	The right, title and interest in and to the Fixed Recovery Charges set forth herein, as adjusted from time to time.

(2)	The right to be paid the total amounts shown on Exhibit 2.

(3)	The right, title and interest in and to all revenues, collections, claims, payments, money, or proceeds of or arising from the Fixed Recovery Charges, as set forth herein.

(4)	All rights to obtain adjustments to the Fixed Recovery Charges under the True-Up Mechanism.

These Fixed Recovery Charges, as adjusted from time to time, shall remain in place until the total amounts in Exhibit 2 are paid in full to the owner of the Recovery Property, or its assignee(s).

Effective Date

In accordance with Decision [ ], unless before noon on the fourth business day after pricing the Commission staff rejects the Issuance Advice Letter, the Issuance Advice Letter and the Fixed Recovery Charges established by an Issuance Advice Letter will be effective automatically at noon on the fourth business day after pricing, and pursuant to Section 850.1(h), the Recovery Property established by the Financing Order, will come into being simultaneously with the sale of the Recovery Property to the SPE. The Fixed Recovery Charges will continue to be effective, unless they are changed by a subsequent True-Up Mechanism Advice Letter. All of the Recovery Property identified herein constitutes a current property right and will continuously exist as property for all purposes.

Description of Exhibits

Exhibit 1 to this Issuance Advice Letter presents the scheduled principal amortization schedule for the Recovery Bonds.

Exhibit 2 presents the Fixed Recovery Charges calculations.

Exhibit 3 provides proposed changes to Part I of PG&E’s Preliminary Statement.

Exhibit 4 provides the approval of the Finance Team

Notice

In accordance with General Order 96-B, Section 4.4, a copy of this advice letter is being sent electronically and via U.S. mail to parties shown on the attached list. Address changes should be directed to [     ] at (415) [ — ]. Advice letter submissions can also be accessed electronically at: http://www.pge.com/tariffs

Vice President - Regulatory Relations Attachments

cc: Service List for A.[     ].

Exhibit 1

Expected Principal Amount Amortization

Series ____, Tranche ______

Exhibit 2

Amounts Receivable And Expected Principal Amount Amortization

The total amount payable to the owner of the Recovery Property, or its assignee(s), pursuant to this issuance advice letter is a $_____ principal amount, plus interest on such principal amount, plus other Financing Costs, to be obtained from Fixed Recovery Charges calculated in accordance with D. [ ].

The Fixed Recovery Charges shall be adjusted from time to time, at least annually, via the Routine True-Up Mechanism Advice Letter or Non-Routine True-Up Mechanism Advice Letter in accordance with D. [ ].

The following amounts are scheduled to be paid by the Bond Trustee from Fixed Recovery Charges it has received. These payment amounts include principal plus interest and other ongoing costs.

Payment Date	Receipt Amount	Payment Amount	Outstanding Principal
[date 1]	[$receipt 1]	[$payment 1]	[$outstanding principal 1]
•	•	•	•
•	•	•	•
•	•	•	•
[date n]	[$receipt n]	[$payment n]	[$outstanding principal n]
[$0]

Exhibit 3

[Proposed changes to Part I of PG&E’s Preliminary Statement]

Exhibit 4

Finance Team Approval Letter

Attachment 3

Form of Routine True-Up Mechanism Advice Letter

[date]

Application-E

(Pacific Gas and Electric Company ID [     ])

Public Utilities Commission of the State of California

Subject:	Routine [Annual] / [Semi-Annual] / [Interim] Advice Letter for Fixed Recovery Charges True-up Mechanism

Pursuant to California Public Utilities Commission (CPUC) Decision (D.) [     ] (Decision), Pacific Gas and Electric Company (PG&E), as servicer of the Recovery Bonds (Recovery Bonds) and on behalf of the Special Purpose Entity, hereby applies for adjustment to the Fixed Recovery Charge for series ____, Tranche(s). _____ of the Recovery Bonds.

Purpose

This advice letter establishes revised Fixed Recovery Charges and FRTAs for rate schedules for Consumers, as set forth in D. [     ].

Background

In D. [     ], the Commission granted PG&E authority to issue Recovery Bonds to pay Catastrophic Wildfire Amounts and associated financing costs, and consequently to reduce PG&E’s electric rates.

Recovery Bonds are securities that are backed by the cash flows generated by a specific asset that will be sold by PG&E to a Special Purpose Entity that issued the Recovery Bonds secured by this asset. The asset sold is Recovery Property, a current property right that was created by Article 5.8 as the right, title and interest in and to all (i) Fixed Recovery Charges established pursuant to the Financing Order, including all rights to obtain adjustments, and (ii) revenues, collections, claims, payments, moneys, or proceeds of or arising from the Fixed Recovery Charges that will cover debt service and all related Recovery Bond costs.

In D. [     ], the Commission authorized PG&E to submit Routine True-up Mechanism Advice Letters at least annually, and more frequently as permitted in the Financing Order, (i) at least 50 days before the last day of February for annual submissions, (ii) at least 50 days before August 31 for semi-annual submissions and (iii) at least 50 days before the end of the month for interim submissions. These advice letters are intended to ensure that the actual revenues collected under the Fixed Recovery Charges will be sufficient to make all scheduled payments of Bond principal, interest, and other financing costs on a timely basis during the current or next succeeding payment period or to replenish any draws upon the capital subaccount. Routine True-up Mechanism Advice Letters are those where PG&E uses the method found reasonable by the Commission in D. [    ] to revise existing Fixed Recovery Charges and FRTAs.

Using the method approved by the Commission in D. [     ], this Advice Letter modifies the variables used in the Fixed Recovery Charge calculations and provides the resulting modified Fixed Recovery Charges.

Table 1 shows the revised assumptions for each of the variables used in calculating the Fixed Recovery Charges for Consumers. Exhibit 1 shows the revised payment schedule.

TABLE 1 Input Values For Revised Fixed Recovery Charges
kWh sales for the applicable period
Percent of Consumers’ revenue written off
Percent of revenue requirement allocated to Consumers
Percent of Consumers’ billed amounts expected to be uncollected
Percent of billed amounts collected in current month
Percent of billed amounts collected in second month after billing
Percent of billed amounts collected in third month after billing
Percent of billed amounts collected in fourth month after billing
Percent of billed amounts collected in fifth month after billing
Percent of billed amounts collected in sixth month after billing
Percent of billed amounts remaining less uncollectibles
Ongoing Financing Costs for the applicable period
Expected Fixed Recovery Charges outstanding balance as of / /
Over- or undercollection of principal from previous Fixed Recovery Charge collections to be reflected in the new Fixed Recovery Charges

Table 2 shows the revised Fixed Recovery Charges calculated for Consumers. The Fixed Recovery Charge and FRTA, if any, calculations are shown in Exhibit 2.

TABLE 2
Consumer Fixed Recovery Charge[49]	¢/kWh
Consumers Fixed Recovery Tax Amount	¢/kWh

Exhibit 3 includes proposed changes to Part I of PG&E’s Preliminary Statement to show Fixed Recovery Charges and FRTAs, if any, to be effective March 1, [September 1, if semi-annual Routine True-Up Mechanism Advice Letter] [or month, if interim Routine True-Up Mechanism Advice Letter], [year].

Effective Date

[If annual Routine True-Up Mechanism Advice Letter] In accordance with D. [     ], Routine True-Up Mechanism Advice Letters for required annual Fixed Recovery Charge adjustments shall be submitted at least 50 days before last day of February. These Tier 1 advice letters are to receive a Commission Energy Division negative or affirmative response within 20 days of submission. In the absence of a Commission Energy Division negative response, PG&E’s timely revision to the Fixed Recovery Charges shall automatically go into effect the March 1st immediately following the submission. Therefore, these Fixed Recovery Charges and any FRTAs shall be effective March 1, [year] through February 28, [year], unless they are changed by an interim adjustment prior to February 28, [year].

[If semi-annual Routine True-Up Mechanism Advice Letter] In accordance with D. [     ], semi-annual Routine True-Up Mechanism Advice Letters for interim Fixed Recovery Charge adjustments shall be submitted at least 50 days before the end of [August]. These Tier 1 advice letters are to receive a Commission Energy Division negative or affirmative response within 20 days of submission. In the absence of a Commission Energy Division negative response, PG&E’s timely revision to the Fixed Recovery Charges shall automatically go into effect the September 1st immediately following the submission. Therefore, these Fixed Recovery Charges shall be effective September 1, [year] through February 28, [year], unless they are changed by an interim adjustment prior to February 28, [year].

[If interim Routine True-Up Mechanism Advice Letter] In accordance with D. [     ], interim Routine True-Up Mechanism Advice Letters for interim Fixed Recovery

[49]	For residential rates, PG&E proposes to retain the rate relationships by tier determined by D.15-07-001 with the addition of the Fixed Recovery Charges and Customer Credit.

Charge adjustments shall be submitted at least 50 days before the proposed effective date (which, for efficacy of reporting, will be the first day of a month). These Tier 1 advice letters are to receive a Commission Energy Division negative or affirmative response within 20 days of submission. In the absence of a Commission Energy Division negative response, PG&E’s timely revision to the Fixed Recovery Charges shall automatically go into effect on the proposed effective date. Therefore, these Fixed Recovery Charges shall be effective [month] 1, [year] through February 28, [year], unless they are changed by an interim adjustment prior to February 28, [year].

Description of Exhibits

Exhibit 1 to this Advice Letter presents the revised principal amortization schedule for the Recovery Bonds.

Exhibit 2 presents the revised Fixed Recovery Charge calculations.

Exhibit 3 provides proposed changes to Part I of PG&E’s Preliminary Statement.

Notice

In accordance with General Order 96-B Section 4.4, a copy of this advice letter is being sent electronically and via U.S. mail to parties shown on the attached list. Address changes should be directed to [     ] at (415) [- ]. Advice letter submissions can also be accessed electronically at: http://www.pge.com/tariffs

Vice President - Regulatory Relations

Attachments

cc:	Service List for A.[ ].

Exhibit 1

Revised Expected Principal Amount Amortization

Series __________, Tranche __________

Exhibit 2

Revised Amounts Receivable And Expected Principal Amount Amortization

The total amount payable to the owner of the Recovery Property, or its assignee(s), pursuant to this letter is a $ principal amount, plus interest on such principal amount, plus other Financing Costs, to be obtained from Fixed Recovery Charge calculated in accordance with D. [     ].

The Fixed Recovery Charges shall be adjusted from time to time, at least annually, via the Fixed Recovery Charge True-Up Mechanism in accordance with D. [     ].

The following amounts are scheduled to be paid by the Bond Trustee from Fixed Recovery Charges it has received. These payment amounts include principal plus interest and other financing costs.

Payment Date	Receipt Amount	Payment Amount	Outstanding Principal
[date 1]	[$receipt 1]	[$payment 1]	[$outstanding principal 1]
•	•	•	•
•	•	•	•
•	•	•	•
[date n]	[$receipt n]	[$payment n]	[$outstanding principal n] [$0]

Exhibit 3

[Proposed changes to Part I of PG&E’s Preliminary Statement]

Attachment 4

Form of Non-Routine True-Up Mechanism Advice Letter

[date]

Application-E

(Pacific Gas and Electric Company ID [     ])

Public Utilities Commission of the State of California

Subject:	Non-Routine Advice Letter for Fixed Recovery Charges True-up Mechanism

Pursuant to California Public Utilities Commission (CPUC) Decision (D.) [     ] (Decision), Pacific Gas and Electric Company (PG&E), as servicer of the Recovery Bonds (Recovery Bonds) and on behalf of the Special Purpose Entity, hereby applies for adjustment to the Fixed Recovery Charge for series , Tranche(s) of the Recovery Bonds.

Purpose

This Advice Letter establishes revised Fixed Recovery Charges for rate schedules for Consumers, as set forth in D. [     ].

Background

In D. [     ], the Commission granted PG&E authority to issue Recovery Bonds to pay Catastrophic Wildfire Amounts and associated financing costs, and consequently to reduce PG&E’s electric rates.

Recovery Bonds are securities that are backed by the cash flows generated by a specific asset that will be sold by PG&E to a Special Purpose Entity that issued the Recovery Bonds secured by this asset. The asset sold is Recovery Property, a current property right that was created by Article 5.8 as the right, title and interest in and to all (i) Fixed Recovery Charges established pursuant to the Financing Order, including all rights to obtain adjustments, and (ii) revenues, collections, claims, payments, moneys, or proceeds of or arising from the Fixed Recovery Charges that will cover debt service and all related Recovery Bond costs.

In D. [     ], the Commission authorized PG&E to submit Non-Routine True-up Mechanism Advice Letters as permitted in the Financing Order, to propose revisions to the logic, structure and components of the cash flow model adopted by the Financing Order. These submissions are intended to ensure that the actual revenues collected under the Fixed Recovery Charges will be sufficient to make all scheduled payments of Bond principal, interest, and other financing costs on a timely basis during the current or next succeeding payment period or to replenish any draws upon the capital subaccount.

Using the cash flow model attached to this Non-Routine True-Up Mechanism Advice Letter as Exhibit 1, this Advice Letter modifies the variables used in the Fixed Recovery Charge calculations and provides the resulting modified Fixed Recovery Charges.

Table 1 shows the revised assumptions for each of the variables used in calculating the Fixed Recovery Charges for Consumers. Exhibit 2 shows the revised payment schedule.

TABLE 1 Input Values For Revised Fixed Recovery Charges
kWh sales for the applicable period
Percent of Consumers’ revenue written off
Percent of revenue requirement allocated to Consumers
Percent of Consumers’ billed amounts expected to be uncollected
Percent of billed amounts collected in current month
Percent of billed amounts collected in second month after billing
Percent of billed amounts collected in third month after billing
Percent of billed amounts collected in fourth month after billing
Percent of billed amounts collected in fifth month after billing
Percent of billed amounts collected in sixth month after billing
Percent of billed amounts remaining less uncollectibles
Ongoing Financing Costs for the applicable period
Expected Fixed Recovery Charges outstanding balance as of / / Over- or undercollection of principal from previous Fixed Recovery Charge collections to be reflected in the new Fixed Recovery Charges

Table 2 shows the revised Fixed Recovery Charges calculated for Consumers. The Fixed Recovery Charge calculations are shown in Exhibit 3.

TABLE 2
Consumer Fixed Recovery Charge[50][50]	¢/kWh

Exhibit 4 includes proposed changes to Part I of PG&E’s Preliminary Statement to show Fixed Recovery Charges to be effective on [Date].

Effective Date

In accordance with D.[ ], Non-Routine True-Up Mechanism Advice Letters for Fixed Recovery Charge adjustments shall be submitted at least 90 days before the date when the proposed changes would become effective. If the Commission provides a resolution adopting the proposed changes in the Non-Routine True-Up Mechanism Advice Letter, PG&E, or a successor servicer, may implement Fixed Recovery Charge adjustments proposed in this Non-Routine True-Up Mechanism Advice Letter on [Date].

Absent a Commission resolution that adopts, modifies, or rejects the proposed revisions to the cash flow model, PG&E or a successor servicer may implement the adjustments on the effective date identified in the Non-Routine True-Up Mechanism Advice Letter if that date is at least 90 days after the date of submission.

Description of Exhibits

Exhibit 1 to this Advice Letter presents the new cash flow model for the Fixed Recovery Charges.

Exhibit 2 to this Advice Letter presents the revised principal amortization schedule for the Recovery Bonds.

Exhibit 3 presents the revised Fixed Recovery Charge calculations.

Exhibit 4 provides proposed changes to Part I of PG&E’s Preliminary Statement.

[50]	For residential rates, PG&E proposes to retain the rate relationships by tier determined by D.15-07-001 with the addition of the Fixed Recovery Charges and Customer Credit.

Notice

In accordance with General Order 96-B Section 4.4, a copy of this advice letter is being sent electronically and via U.S. mail to parties shown on the attached list. Address changes should be directed to [     ] at (415) [- ]. Advice letter submissions can also be accessed electronically at: http://www.pge.com/tariffs

Vice President - Regulatory Relations

Attachments

cc:	Service List for A.[ ].

Exhibit 1

New Cash Flow Model for the Fixed Recovery Charges.

Exhibit 2

Revised Expected Principal Amount Amortization

Series __________, Tranche __________

Exhibit 3

Revised Amounts Receivable And Expected Principal Amount Amortization

The total amount payable to the owner of the Recovery Property, or its assignee(s), pursuant to this letter is a $ principal amount, plus interest on such principal amount, plus other Financing Costs, to be obtained from Fixed Recovery Charge calculated in accordance with D. [     ].

The Fixed Recovery Charges shall be adjusted from time to time, at least annually, via the Fixed Recovery Charge True-Up Mechanism in accordance with D. [     ].

The following amounts are scheduled to be paid by the Bond Trustee from Fixed Recovery Charges it has received. These payment amounts include principal plus interest and other financing costs.

Payment Date	Receipt Amount	Payment Amount	Outstanding Principal
[date 1]	[$receipt 1]	[$payment 1]	[$outstanding principal 1]
•	•	•	•
•	•	•	•
•	•	•	•
[date n]	[$receipt n]	[$payment n]	[$outstanding principal n] [$0]

Exhibit 4

[Proposed changes to Part I of PG&E’s Preliminary Statement]

Attachment 5

Customer Credit True-Up Mechanisms

Ordering Paragraph 9 of A.20-04-023 states that:

“The Customer Credits will, by subsequent Commission order be subject to true-up mechanisms that enable adjustments to the Customer Credits when the related Fixed Recovery Charges are adjusted pursuant to the Fixed Recovery Charge True-up mechanisms and in other situations. Such Customer Credit True-Ups will be consistent with the timing and approval requirements applicable to the related Fixed Recovery Charge True-Up mechanisms.”

To give effect to the foregoing, the Commission orders as set forth in this Attachment 5. However, the irrevocability of this Financing Order and the Fixed Recovery Charges shall not be extended to or apply to any aspect of the Customer Credit Trust and Customer Credits (including the orders set forth in this Attachment 5).

IT IS ORDERED that:

1.

When PG&E submits annual Routine True-Up Mechanism Advice Letters to adjust the Fixed Recovery Charges, PG&E will also submit Tier 1 Advice Letters in the form of Exhibit A to adjust the Customer Credit to equal the adjusted Fixed Recovery Charges. PG&E would submit annual Tier 1 Advice Letters at least 50 days before the last day of February until all principal, interest, and other Financing Costs have been paid in full and the Fixed Recovery Charges cease. These Tier 1 advice letters are to receive a Commission Energy Division negative or affirmative response within 20 days of submission. In the absence of a Commission Energy Division negative response, PG&E’s revision to the Customer Credits shall automatically go into effect the March 1st immediately following the submission.

2.

If PG&E submits an interim Routine True-Up Mechanism Advice Letter to adjust the Fixed Recovery Charges, PG&E will also submit a Tier 1 Advice Letter in the form of Exhibit A to adjust the Customer Credit to equal the adjusted Fixed Recovery Charges. In the case of a semi-annual interim Routine True- Up Mechanism Advice Letter, PG&E would submit an interim Tier 1 Advice Letter in the form of Exhibit A at least 50 days before August 31st to adjust the Customer Credit, and they are to receive a Commission Energy Division negative or affirmative response within 20 days of submission. In the absence of a Commission Energy Division negative response, PG&E’s timely revision of the Customer Credit shall automatically go into effect the September 1st immediately following the submission. In the case of any other interim Routine True-Up Mechanism Advice Letter, PG&E will submit an interim Tier 1 Advice Letter in the form of Exhibit A at least 50 days before the proposed effective date of the Customer Credit (which, for efficacy of reporting, will be the first day of a month), and they are to receive a Commission Energy Division negative or affirmative response within 20 days of submission. In the absence of a Commission Energy Division negative response, PG&E’s timely revision of the Customer Credit shall automatically go into effect on the proposed effective date.

3.

If PG&E submits a Non-Routine True-Up Mechanism Advice Letter to adjust the Fixed Recovery Charges, PG&E will also submit a Tier 2 Advice Letter in the form of Exhibit A to adjust the Customer Credit. A non-routine Tier 2 Advice Letter would be submitted at least 90 days before the date when the proposed changes would become effective. If the Commission provides a resolution adopting the proposed changes, PG&E may implement Customer Credit adjustments proposed in a non-routine Tier 2 Advice Letter on the effective date identified in the letter. Absent a Commission resolution that adopts, modifies, or rejects the proposed revisions, PG&E or a successor servicer may implement the adjustments on the effective date identified in the Non-Routine Tier 2 Advice Letter if that date is at least 90 days after the date of submission.

4.

Each year, PG&E will project the balance of the Customer Credit Trust for the upcoming year. If the projected balance is less than the annual projected Fixed Recovery Charges for the year, PG&E would submit a Tier 1 Advice letter in the form of Exhibit B to reduce the Customer Credit such that the projected Customer Credit for the following 12 months would equal the projected balance of the Customer Credit Trust at the end of the year. PG&E will seek to submit this Tier 1 Advice letter at least 50 days before the end of February. These Tier 1 advice letters are to receive a Commission Energy Division negative or affirmative response within 20 days of submission. In the absence of a Commission Energy Division negative response, PG&E’s timely revision to the Customer Credits shall automatically go into effect the March 1st immediately following the submission.

Exhibit A

Form of Customer Credit Advice Letter to Match Fixed Recovery Charges

[Date]

ADVICE________-E

(Pacific Gas and Electric Company ID U 39 M)

Public Utilities Commission of the State of California

Subject:	Revision of Securitization Customer Credit to Match the Fixed Recovery Charge

Purpose

Pacific Gas and Electric Company (PG&E) hereby submits this Advice Letter in compliance with the requirements in Decision (D.) 21-XX-XXX, which authorized PG&E to issue securitized bonds and established a dedicated rate component, the Fixed Recovery Charge (FRC), and also established true-up mechanisms for related Customer Credits. This Advice adjusts the Customer Credit rate to match the FRC proposed in Advice XXXX-E.

Background

In D.21-XX-XXX, the Commission established the FRC to recover the costs associated with the securitized financing. In D.21-XX-XXX, the Commission established an offsetting Customer Credit. PG&E has submitted Advice XXXX-E as a routine / non-routine Advice to revise the FRC rate to $0.XXXXX per kWh. This Advice Letter revises the Customer Credit to $-0.XXXXX per kWh effective [Date] to offset the revised FRC rate.

This Advice Letter will not affect any other rate or charge, cause the withdrawal of service, or conflict with any other rate schedule or rule.

Protests

Anyone wishing to protest this Advice Letter may do so by letter sent via U.S. mail, by facsimile or electronically, any of which must be received no later than [Date], which is 20 days after the date of this submission. Protests should be mailed to:

CPUC Energy Division

ED Tariff Unit

505 Van Ness Avenue, 4th Floor

San Francisco, California 94102

Facsimile: (415) 703-2200

E-mail: EDTariffUnit@cpuc.ca.gov

Copies of protests also should be mailed to the attention of the Director, Energy Division, Room 4004, at the address shown above.

The protest also should be sent via U.S. mail (and by facsimile and electronically, if possible) to PG&E at the address shown below on the same date it is mailed or delivered to the Commission:

[Name]

Director, Regulatory Relations

c/o [Name]

Pacific Gas and Electric Company

77 Beale Street, Mail Code [Code]

P.O. Box 770000

San Francisco, California 94177

Facsimile: (415) 973-3582

E-mail: PGETariffs@pge.com

Effective Date

PG&E requests that this Advice Letter become effective on [Date]. As authorized in D.21-XX-XXX, PG&E submits this as a [Tier 1][Tier 2] Advice Letter.

Notice

In accordance with General Order 96-B, Section IV, a copy of this advice letter is being sent electronically and via U.S. mail to parties shown on the attached list. Address changes to the General Order 96-B service list and all electronic approvals should be directed to email PGETariffs@pge.com. Advice letter submissions can also be accessed electronically at: http://www.pge.com/tariffs.

/S/
[Name]
[Title]

Exhibit B

Form of Customer Credit Advice Letter for Revisions per Trust Balance

[Date]

ADVICE______-E

(Pacific Gas and Electric Company ID U 39 M)

Public Utilities Commission of the State of California

Subject:	Revision of Securitization Customer Credit to Match the Balance Available in the Customer Credit Trust

Purpose

Pacific Gas and Electric Company (PG&E) hereby submits this Advice Letter in compliance with the requirements in Decision (D.) 21-XX-XXX, which authorized PG&E to issue securitized bonds and established a dedicated rate component, the Fixed Recovery Charge (FRC), and also established true-up mechanisms for related Customer Credits. This Advice adjusts the Customer Credit rate to reflect the balance remaining in the Customer Credit Trust.

Background

In D.21-XX-XXX, the Commission established the FRC to recover the costs associated with the securitized financing. In D.21-XX-XXX, the Commission established an offsetting Customer Credit. PG&E established the Customer Credit Trust to accumulate amounts to fund the Customer Credit. As shown in Attachment A, PG&E forecasts that the balance in the Customer Credit Trust is insufficient to maintain the Customer Credit rate equal to the current FRC. As provided in D.21-XX-XXX, this Advice Letter adjusts the Customer Credit to $-0.XXXXX per kWh, which will utilize 100% of the forecast balance in the Customer Credit Trust.+

An illustrative estimate of the average bill impact on residential, non-CARE customers of this change is an increase in the monthly bill of $X.XX. Supporting documentation showing how these bill impacts were calculated is provided in the Attachment B to this advice letter.

PG&E’s explanation for the insufficiency in the Customer Credit Trust balance is as follows: [provide a detailed explanation of each and every reason for the insufficiency].

This Advice Letter will not affect any other rate or charge, cause the withdrawal of service, or conflict with any other rate schedule or rule.

Protests

Anyone wishing to protest this Advice Letter may do so by letter sent via U.S. mail, by facsimile or electronically, any of which must be received no later than [Date], which is 20 days after the date of this submission. Protests should be mailed to:

CPUC Energy Division

ED Tariff Unit

505 Van Ness Avenue, 4th Floor

San Francisco, California 94102

Facsimile: (415) 703-2200

E-mail: EDTariffUnit@cpuc.ca.gov

Copies of protests also should be mailed to the attention of the Director, Energy Division, Room 4004, at the address shown above.

The protest also should be sent via U.S. mail (and by facsimile and electronically, if possible) to PG&E at the address shown below on the same date it is mailed or delivered to the Commission:

[Name]

Director, Regulatory Relations c/o [Name]

Pacific Gas and Electric Company 77 Beale Street, Mail Code [Code]

P.O. Box 770000

San Francisco, California 94177

Facsimile: (415) 973-3582

E-mail: PGETariffs@pge.com

Effective Date

PG&E requests that this Advice Letter become effective on [Date].

As authorized in D.21-XX-XXX, PG&E submits this as a Tier 1 advice letter.

Notice

In accordance with General Order 96-B, Section IV, a copy of this advice letter is being sent electronically and via U.S. mail to parties shown on the attached list. Address changes to the General Order 96-B service list and all electronic approvals should be directed to email PGETariffs@pge.com. Advice letter submissions can also be accessed electronically at: http://www.pge.com/tariffs.

/S/
[Name]
[Title]